
11005356

STRENGTH IN NUMBERS

Insituform Technologies, Inc. 2010 Annual Report



Insituform

Global Pipeline Protection™

STRENGTH IN NUMBERS 2010

Over the past three years, Insituform's leadership team has made important shifts in our company's strategic direction. Our intent has been to drive higher earnings, cash flow and return on invested capital.

As a result, today we are a more global company, with approximately 34% of our revenues generated outside of the United States. We have diversified our product mix to address a more complete spectrum of pipeline protection needs. Moving beyond sewers, we have made significant inroads into the water and energy and mining pipeline industries.

How are we doing?

In 2010, we will let the numbers speak for themselves. Since we came under new leadership in 2008, you will see that from top-line revenues to bottom-line results, the numbers are virtually all aiming higher. There is STRENGTH in these numbers – financial strength we will use to pursue further profitable growth.

2010 FINANCIAL HIGHLIGHTS

(IN THOUSANDS, EXCEPT PER SHARE DATA)	FOR THE YEARS ENDED DECEMBER 31				
	2010	2009	2008	2007	2006
Revenues	$914,975	$726,866	$536,664	$495,570	$527,419
Gross Profit	229,580	190,591	129,597	99,108	129,003
Operating Income	87,035	49,117	33,882	13,530	36,311
Income from Continuing Operations	60,562	30,241	24,076	12,866	26,303
Income from Continuing Operations, excluding restructuring charges and acquisition-related expenses (Non-GAAP)[1]	60,562	38,926	24,076	12,866	26,303
Net Income	60,462	26,171	21,640	2,543	24,678
Diluted Earnings Per Share:					
Income from Continuing Operations	$ 1.54	$ 0.81	$ 0.86	$ 0.47	$ 0.96
Income from Continuing Operations, excluding restructuring charges and acquisition-related expenses (Non-GAAP)[1]	1.54	1.04	0.86	0.47	0.96
Net Income	1.53	0.70	0.77	0.09	0.90

[1] For the 2009 Financial Reconciliation (Non-GAAP), see Page A-1

DEAR FELLOW STOCKHOLDERS,

In my letter last year, I softly complained about the difficulty of getting operating managers to focus on color palettes and report themes while producing an annual report that captured the essence of the Insituform message. I can lodge no such complaint this year as, candidly, we selected this year's report theme last year.

How can that be?

Going into 2010, we felt we had an opportunity to greatly improve performance in all business segments and this report (my third) would be an excellent opportunity to talk about our strengthening numbers. I believe we translated that opportunity into results as we dramatically improved our performance in many areas including, most notably, achieving the highest revenues and earnings in Insituform's 40-year history.

This report is literally stuffed with information about our strengthening performance – earnings, balance sheet strength, cost control and production efficiencies across our manufacturing and contracting platforms, for example. You name it, and in almost every case, we have a better number to show you than last year and a dramatically better number than several years ago. But, as we moved closer to the report release date, it seemed to me that we also need to take stock of where we are and look at a number that we have not yet achieved.

That number is ***15***, which represents our twin goals of achieving a 15% operating margin and a 15% return on invested capital (ROIC) by 2012. To be sure, we have made considerable progress towards these goals, as highlighted by the charts below.


INSITUFORM OPERATING MARGIN
2.7%
6.3%
6.8%
9.5%
2007
2008
2009
2010
OPERATING MARGIN UP 252% SINCE 2007
INSITUFORM ROIC
2.3%
6.4%
6.7%
9.0%
2007
2008
2009
2010
ROIC UP 291% SINCE 2007

But, for as much progress as we have made, we still have a significant way to go. From 2007 to 2010, we improved our operating margin by 680 basis points, or 252%. While we are proud of this improvement, we must improve an additional 58% to reach our operating margin goal.

Likewise, since 2007, we improved ROIC by 670 basis points, or 291%. Another 60% improvement is required to reach our ROIC goal.

So, while there has been tremendous improvement in our business performance towards our twin goals of 15%, we have challenging work ahead. However, I believe that we have strategies in place to continue to push our returns higher:

- Our North American Sewer Rehabilitation business continues to upgrade its execution capability and expand higher margin manufacturing profitability. We will continue to evaluate our contracting markets for appropriate risk/reward relationships as we drive toward higher returns.
- Our disciplined approach to international markets will produce risk-adjusted premium returns. We will constantly evaluate our business models in key markets to ensure they create efficient returns.
- Whether driving toward the higher margin value engineering and inspection services of Corrpro, or pushing the insulation service mix in our Canadian coating business, we will invest in expanding higher-margin product and service offerings.
- Leverage, leverage, leverage. We are dedicated to dropping growth margin improvements to our bottom line by optimizing our current operating expenses over our growing revenue base. We will also constantly evaluate our selling, general and administrative investments to make sure they are efficient for today's Insituform.

Of course, the devil is always in the details so let's take a look at the individual business segments, starting with Energy & Mining.

ENERGY & MINING

At a macro level, oil and gas pricing remains strong, so we anticipate a continued flow of capital spending dollars. Insituform is well placed in key North American markets, including the shale plays in the Southeastern and Southwestern United States, the Oil Sands in Alberta, Canada and, of course, the Gulf of Mexico.

Because of the project nature of United Pipeline Systems' (UPS) business and the service profile of Corrpro, we can project these businesses into most markets around the globe. This will be an area of emphasis in 2011, as we look to establish these business units more globally, particularly in Asia and the Middle East.

$70 MILLION

UPS reached $70 million in revenues in 2010 (a record) and expects solid growth in 2011.

UPS continues to be the biggest and most pleasant surprise of my tenure at Insituform. Of course, that has more to do with my relative lack of knowledge about Tite Liner® and its markets when I first joined Insituform than anything else. I'm not sure Insituform understood the potential of this product either. Part of our emerging company lore is a meeting I had with the UPS team in the summer of 2008. At this meeting, it was declared that UPS had captured 80% of the $35 million to $40 million global lining market. With UPS reaching $70 million in revenues in 2010, and expecting solid growth in 2011, their earlier market assessment looks uninformed. Ever agile, the UPS team now tells me that they have simply managed to acquire 200% of the market. Look for additional 'market share' growth for UPS in 2011.

UPS enters the year with record backlog across almost every market geography. North America – record backlog. South America – record backlog on the back of capturing $15 million of work in Chile in the second half of 2010. Mexico is expected to improve as we get deeper into the Poza Rica project mentioned in last year's annual report. Additionally, we have gained approval from PEMEX, the Mexican national oil company, for Tite Liner®, which creates accelerated growth potential in this market. In Australia, we continue to progress on our initial mining contracts and to see substantial opportunities. We have also achieved initial project awards in the Middle East, which we believe will be a substantial market for Tite Liner®.

Whether or not we truly appreciated the market opportunity for UPS in 2008, we do know that Tite Liner® continues to win converts across the globe – and we will continue to invest in pushing the product into new markets, particularly the Middle East and Asia.

We expect Corrpro to continue to build on its improved performance in 2010 and deliver solid growth in 2011. While growth is important, Corrpro also needs to drive margin improvement. This should be achieved by focusing on three strategic initiatives. First, Corrpro must continue to transition to higher value engineering, design, inspection and asset management services. As the market leader in North America, we must work with our clients earlier in the asset management cycle to create lower cost structures for them. Second, we must learn how to utilize our scale as the largest North American cathodic protection services company. While there is a high level of fragmentation and localized competition in the marketplace, we can better utilize our brand and reputation with key customers to achieve a more cost-effective operating structure. Third, we must create vehicles to expand Corrpro into select international markets. Again, the Middle East and Asia are areas where we will seek to develop partnerships that can accelerate our growth.

The Bayou Companies enjoyed a solid bounce back year in 2010, buoyed by new investments in its Canadian coating facility and by internalizing double joint welding operations in New Iberia. These investments generated over $8 million in additional operating income in 2010, and more is expected in 2011.

We remain excited about growth opportunities in Canada as the tremendous investment in the Alberta Oil Sands plays out. Our Canadian operation provides a high-end mix of protective coating and thermal insulation products and is positioned for further growth as this region's capital spending continues to expand.

In Louisiana, we enjoyed a solid year at our New Iberia facility and a record year at our Baton Rouge coating facility, strengthening our market position in the Southeastern and Southwestern United States. While pipeline development remains strong, project timing could make for a challenging back half of 2011 for our Louisiana facilities.

Of course, the largest long-term swing item for Bayou is the anticipated resumption of deepwater drilling in the Gulf of Mexico. Historically, offshore work has represented 40% to 45% of Bayou's revenues as well as the higher margin mix work in the Bayou portfolio. As we are all aware, there have been no deepwater permits issued since the BP Macondo oil spill in 2010, and we do not expect to see any significant project opportunities in 2011. However, with oil prices rising and demand increasing because of the global recovery, the economics of the deepwater markets remain strong, pending resolution of environmental liability issues following the BP Macondo oil spill. We believe that will happen and we will take the necessary steps to complete Bayou's deepwater insulation product offering during 2011. This investment will dramatically increase the size, scope and margin potential of Bayou's offshore work when the market returns.

Overall, we expect 10% to 15% revenue growth from our Energy & Mining platform in 2011 which, when combined with cost control, should drive nicely improved margins.

NORTH AMERICAN SEWER REHABILITATION (NAR)

NAR produced a record year for revenues and operating income in 2010, yet the write-down of several legacy projects in Hawaii early in the year and several large-diameter execution issues during the summer led to the perception that NAR had a down year. While these projects hurt gross margins and reduced earnings by more than $5 million, NAR still made tremendous progress in 2010.

- NAR produced record operating earnings in 2010, despite the aforementioned project execution challenges.
- Our strategy of emphasizing our vertical manufacturing platform is clearly working. In 2010, we derived nearly 50% of NAR profits from manufacturing (up from 18% in 2007). This lessens the volatility of the NAR profit stream.
- Overall, 2010 manufacturing margins were at 43%. Sales of manufactured products to third-party contract installers topped $15 million in 2010.
- We installed record footage of our cured-in-place pipe (CIPP) tube in 2010. Crew efficiency of 1,700 feet per crew per week was also a record.

All of this suggests to me that NAR will continue to make progress towards its margin targets, particularly as it continues to strengthen its project management and scheduling capabilities. But, while this progress is being made, it is a market with potential headwinds.

Municipal budgets continue to be constrained and there is the potential of lower spending on infrastructure over the medium- and long-term. While 70% of our work is funded from water system user fees, municipal budget issues can eventually impact all departments. In the last half of 2010, we experienced a market contraction in the Western United States, reflecting a more cautious approach to capital spending by some system operators.

Shrinking order size is also closely monitored here at Insituform. We strive to bundle work into larger projects not only to increase our competitive advantage, but also to allow us to accomplish more with the same level of operating expenses. In 2010, we experienced a 23% reduction in average order size. This reduction has the potential to strain our operating cost structures.

All of these challenges increase the importance of consolidating and growing our position in the third-party tube sales market. That position gives us the ability to be more selective about the contracting markets in which we choose to participate. We continue to believe NAR will grow in 2011, but have trimmed that expectation to 5% based on current market conditions.

WATER

For our water business, 2010 was very much a year of demonstration.

- Demonstrating that the InsituMain® System could meet NSF/ANSI Standard 61 for drinking water.
- Demonstrating that we could certify the InsituMain® System in Canada.
- Demonstrating that the InsituMain® System can perform in pipelines up to 36-inches in diameter (with 54-inch diameter capability on the way).
- Demonstrating that we can work in a variety of operating conditions, as evidenced by 115 water installations in 14 U.S. states and four Canadian provinces during 2010.
- Demonstrating that we can grow economically, as evidenced by the segment cutting its operating losses in half despite continued heavy technical and start-up expenses.

The challenge remains how quickly we can translate this engineering and regulatory acceptance to a growing and sustainable bid table. In 2011, we feel good about our position. We have line of sight to more than $50 million of bid opportunities in our sales funnel. This includes substantial bids in Quebec, where the largest water pipeline rehabilitation program in North America is currently being implemented. After a long absence, in 2010 we opened an office in Montreal and have since captured over $3 million of water/sewer work.

We believe that we have positioned the InsituMain® System for explosive growth in 2011. However, the upcoming bid season and continued growth in Quebec are critical to our success. Customer feedback suggests that we should also evaluate a further broadening of our product offerings to include spot repair and reinforcing technologies, as well as analytical capabilities to assist our clients with targeting their rehabilitation dollars. Our corporate development team continues to evaluate opportunities for expansion in this area.

$50M

We have line of sight on over $50 million in bid opportunities in our sales funnel for the InsituMain® System.

173% In Europe, manufacturing profits increased by 173% since 2007.

EUROPEAN SEWER REHABILITATION

I would describe our progress in Europe by simply saying this: We are finally running this business in a disciplined, return-focused way. We can see that in almost every aspect:

- Our 2009 restructuring initiative is saving more than $3 million annually, helping to drive improved operating leverage.
- Gross profit margins have improved significantly since 2007 levels despite miserable market conditions in the United Kingdom and France – two of our primary contracting markets.
- Manufacturing operating profits increased by 173% since 2007, as we continue to push towards market pricing for internal sales and grow third-party tube sales. We added a glass fiber CIPP product that is close to final approval in the German market and will allow us to become a player in this emerging market.

These measures allowed us to grow profitability in Europe despite the dismal market conditions. For 2011, we anticipate improved markets in the United Kingdom and France, as well as some project activity in Eastern Europe. Combined with continued progress from our manufacturing initiatives, the market uptick should produce substantial profit improvements in 2011.

ASIA-PACIFIC SEWER REHABILITATION

Asia-Pacific remains very much a tale of two markets. Or, expressed differently, there is India and then there is everything else. "Everything else" went fine. Our operations in Australia, Hong Kong and Singapore all performed very well, producing premium margins and growing total backlog by nearly 40% despite a decrease in backlog in India. That was a very strong performance.

Our Australian operation continued to deepen its relationship with Sydney Water, expanding on its original contracts. We also increased our footprint in Queensland, Victoria, Brisbane and Melbourne.

In Singapore, we continue to expand our involvement with the Public Utility Board's $295 million sewer rehabilitation program. On various aspects of the project, we are working as either a prime contractor, subcontractor or third-party product provider. Our Hong Kong operation continues to grow while we evaluate new opportunities in mainland China and Taiwan.

And then there is India. 2010 turned into a litany of project write-downs due to technical issues, work release delays and bidding delays generated by government funding challenges. The result for Insituform was lower profitability and lower growth than we had anticipated.

Funding appears to be back on track since the conclusion of the Commonwealth Games. The clearest signal is the recent release of several large-scale bidding opportunities. We believe the earlier technical issues have been resolved in that this latest round of tenders are specific to our trenchless CIPP offering.

Still, at the end of the day, it is fair to wonder why we are so patient with India. Market potential is the simple answer. We continue to believe that the need is enormous and that the funding will become increasingly consistent as India strives to meet its health and environmental goals. We believe India can be the bedrock growth market to fuel Insituform's growth in Asia for the foreseeable future.

CONCLUSION

We produced record results in 2010 across almost all of our performance metrics. As pleased as we are to report these numbers since they reflect Insituform's strengthening capabilities, they also draw our attention to the fact that we still have work to do to reach our 15% targets.

Our 2010 results, along with our prospects for 2011 and beyond, clearly indicate that our strategies are working. They show we are a company that is driving to higher returns based on operating improvements and targeted investments in higher margin services and products. We are also targeting growth in high-spend international markets and accelerating growth in global energy and mining markets through the expansion of our UPS, Bayou and Corrpro offerings. We find strength in our current performance, but we also have strength of purpose in knowing that our strategy is driving us toward the premium return company we strive to be.

I appreciate your continued interest in Insituform and look forward to updating you on our progress.



J. Joseph Burgess
President and Chief Executive Officer

$1.54

2010 EARNINGS PER SHARE FROM CONTINUING OPERATIONS

COMPARE TO

2007 | $0.47 (EPS)

Insituform's earnings per share from continuing operations reached a new high in 2010 when it rose to $1.54, up 48% from last year[1], and 228% from 2007. This increase can be attributed to improvements in three primary areas:

- **Growth in our Energy & Mining Business –** In 2010, our Energy & Mining business grew both in size and contribution to our corporate earnings. This includes organic growth as we expanded our existing operations and accretive earnings associated with recent acquisitions.

  2010 Contribution to EPS: $0.72

- **Increase in North American Sewer Rehabilitation's Profitability –** The main drivers of our increased profitability in this core business have been manufacturing optimization and third-party tube sales. Crew productivity also improved in 2010.

  2010 Contribution to EPS: $0.68

- **Expansion in Asia-Pacific and Improvements in Europe –** We continue to push into new markets in the Asia-Pacific region and are expanding our existing footprint in Australia and India. In Europe, we now operate under four business models to optimize our profits.

  2010 Contribution to EPS: $ 0.16

[1] For the 2009 financial reconciliation (Non-GAAP), see page A-1

PROGRESS



ASIA-PACIFIC LEADERSHIP

Our Asia-Pacific operations in Australia, Hong Kong and Singapore performed very well in 2010, producing premium margins and growing backlog. We continue to believe the market potential in India is enormous and can be the bedrock growth market that fuels Insituform's growth in Asia for the foreseeable future.

1 *Daniel E. Cowan, Vice President*
2 *Lucy Cher, Chief Financial Officer*
3 *Ravi Isaac, General Counsel*

$79.8 MILLION

Backlog in our Asia-Pacific segment has experienced dramatic growth over the last four years – with 127% growth from 2007 to 2010.

IMPROVED PERFORMANCE



NORTH AMERICAN SEWER REHABILITATION LEADERSHIP

North American Sewer Rehabilitation (NAR) made significant improvements in performance during 2010, including improved manufacturing and crew efficiencies, reduced labor costs, lower operating expenses and increased third-party tube sales.

1 *Charles E. Voltz, Senior Vice President*
2 *Kenneth W. Foster, Vice President and General Manager, Canada and Pacific Region*
3 *Joel Gay, Chief Financial Officer*
4 *Jeffrey J. Kowal, General Manager, East Region*
5 *Bobby C. O'Dell, General Manager, Central Region*
6 *Tod O'Donoghue, General Counsel*
7 *Ralph E. Western, General Manager, Manufacturing*
8 *Mark Wetzel, General Manager, Mississippi Textiles Corporation*

$42 MILLION

Operating income in NAR increased to $42 million in 2010 primarily due to increased revenues and lower operating expenses.

COMPETITIVE ADVANTAGE

ENERGY & MINING LEADERSHIP

Our Energy & Mining segment experienced record earnings and profits in 2010. Insituform has a distinct competitive advantage in the energy and mining industry, in part because of its comprehensive platform of solutions and global reach.

1 *Dorwin E. Hawn, Senior Vice President*
2 *Marcus Alexander, Chief Financial Officer*
3 *Randy Egner, General Manager, United Pipeline Systems, International*
4 *April Greer, General Counsel*
5 *David H. Kroon, President, Corrpro Companies*
6 *Rob Mackie, General Manager, United Pipeline Systems, U.S. and Canada*
7 *Jeffrey Rog, Vice President and General Manager, Corrpro-U.S. Operations*
8 *Jerry E. Shea, Jr., President, Bayou*
9 *Bruce J. Wiskel, President, Corrpro-Canada*


1
2
3
4
5
6
7
8
9

LEADERSHIP AND FOCUS

$382M

Energy & Mining reported $382 million in revenues in 2010, due in part to record revenues from Corrpro and United Pipeline Systems and Bayou's expanded service offering in Canada.

EUROPE LEADERSHIP

In 2010, our European leadership was focused on driving improved operating productivity, maintaining strong gross margins despite market volatility and increasing manufacturing profits through internal transfer pricing and external tube sales.

1 *Alexander J. Buehler, Vice President*
2 *Bob Kelley, General Counsel*
3 *Philippe Mangin, Finance Director*


1
2
3

2010

CORPORATE OFFICERS OF INSITUFORM TECHNOLOGIES, INC.

Shown above (left to right):
J. Joseph Burgess, President and Chief Executive Officer; David F. Morris, Senior Vice President, General Counsel and Chief Administrative Officer; David A. Martin, Senior Vice President and Chief Financial Officer

Shown below (left to right):
Brian J. Clarke, Senior Vice President, Business Integration; Holly S. Sharp, Vice President, Human Resources and Environmental, Health and Safety; John D. Huhn, Vice President, Strategy and Corporate Development; Kenneth L. Young, Vice President and Treasurer






EARNINGS PER SHARE

(from continuing operations)



$1.54
$1.04
$0.86
$0.47
2007
2008
2009[1]
2010

At the end of the day, earnings per share is generally considered by stockholders to be the most critical statistic of a company's performance. How much did you make per share? Insituform's EPS more than tripled between 2007 and 2010.

OPERATING INCOME

(in thousands)



$87,035
$49,117
$33,882
$13,530
2007
2008
2009[1]
2010

We will continue to tightly control operating expenses so that revenue and gross margin improvement are leveraged into operating income. In 2010, Insituform's operating income reached an all-time high of $87 million, up 543% since 2007.

25.1% GROSS PROFIT MARGIN

While Insituform's gross profit margin improved in 2010 compared to previous years, we are focused on offering higher-margin products and services to drive greater returns to our stockholders. Insituform's overall gross profit margin was 25.1% in 2010, a 26% increase over 2007.

GROSS PROFIT MARGIN

	2007	2010
Municipal – Sewer and Water Contracting	17.7%	21.0%
Industrial Contracting	38.3%	27.2%
Coatings and Related Services	N/A	21.6%
Engineering Services	N/A	27.8%
Manufacturing	25.4%	44.8%
Licensing (Royalties)	100%	100%
Total Gross Profit Margin	**20.0%**	**25.1%**

$0.37 Recent Acquisitions' Accretion

Our Energy & Mining operation increased its contribution to Insituform's EPS to $0.72 in 2010, up from $0.32 in 2007. Of the total contribution to EPS, $0.37 (or 51%) are the accretive earnings associated with Insituform's 2009 acquisitions of The Bayou Companies and Corrpro Companies.

EQUITY MARKET CAPITALIZATION

$1BILLION

Insituform's Equity Market Capitalization at December 31, 2010



2007
$406 million
2010
$1.04 billion

2007: $406,565,220
2008: $550,882,587
2009: $884,579,208
2010: $1,040,411,858

Equity market capitalization defines what a company is worth on a specific date. Insituform's equity market capitalization has increased by more than $600 million, or 156%, since year-end 2007.

15.8%

Insituform's Operating Expenses as a Percentage of Revenues

Operating expenses as a percentage of revenues dropped from 18.2% in 2007 to 15.8% in 2010, due primarily to growth and expense control.

[1] For the 2009 financial reconciliation (Non-GAAP), see page A-1

15%

TARGET RETURN ON INVESTED CAPITAL

BY 2012

COMPARE TO

2010 | 9.0% 2007 | 2.3%

In terms of return on invested capital (ROIC), 15% is our magic number. It means that our company is investing money in ways that produce premium returns for our investors. That is Insituform's target.

Four years ago, Insituform's ROIC hovered at 2.3%, making an ROIC of 15% seem out of reach. Since then, we have increased ROIC more than four-fold, reaching 9.0% in 2010. This dramatic increase is a result of broad improvements across almost all of our company's business segments. We achieved these gains while maintaining the conservative balance sheet needed to fund future growth.

Our conservative balance sheet gives us flexibility through difficult economic times and will allow us to take advantage of strategic growth opportunities.

As we enter 2011, our target of 15% ROIC is much more attainable. We believe we are on a path to reach it in 2012.

RETURN ON INVESTED CAPITAL

Insituform has shown significant improvements in ROIC since 2007, due primarily to a combination of increasing revenues, operating expense controls, the strategic diversification of our business segments and our expanding geographic footprint.



ROIC
2.3%
6.4%
6.7%
9.0%
2007
2008
2009
2010

BACKLOG
(in millions)

Diversifying our revenue streams, product offerings and geographies has led to a 58% increase in backlog compared to 2007.



2007
$259.0
2010
$408.7
NAR $160.0
EUROPE $35.6
ASIA-PACIFIC $35.1
WATER $2.1
ENERGY & MINING $26.2
NAR $155.7
EUROPE $23.3
ASIA-PACIFIC $79.8
WATER $3.8
ENERGY & MINING $146.1

UNRESTRICTED CASH

$114.8 MILLION

Total unrestricted cash at December 31, 2010

Unrestricted cash represents a company's instant monetary reserves. We increased Insituform's unrestricted cash to $114.8 million at year-end 2010, up from $79.0 million at year-end 2007. This 45.3% increase in cash, together with our low debt, provides us flexibility to pursue organic and inorganic growth opportunities.

INSITUFORM'S 2010 DEBT-TO-EQUITY

17%



17%
DEBT
83%
EQUITY

The quality of Insituform's debt-to-equity ratio is a sign of the company's financial strength. It also indicates we have the flexibility to generate additional growth.

OPERATING CASH FLOW

$53.5 MILLION

Total operating cash flow in 2010

Insituform has historically produced strong operating cash flows, and has increased it from $9.6 million in 2007 to $53.5 million in 2010. Operating cash flow decreased slightly in 2010 compared to 2009 due to an increase in our collection cycle as a result of the global economic downturn. In 2010, many of our customers, primarily municipalities, increased their payment cycle.



OPERATING CASH FLOW
(in millions)
$9.6
$41.9
$58.3
$53.5
2007
2008
2009
2010

$915 MILLION

2010 REVENUES

COMPARE TO

2007 | $496 MILLION

The primary reason Insituform's top-line revenues have grown by 85% over the past four years can be boiled down to a single word: *diversification.*

As our 2010 results attest, we have made significant progress in stretching beyond our North American and Western European sewer rehabilitation roots to leverage higher-margin opportunities and expand our business platform. Our new outlook freed us to pursue acquisitions that broadened our scope of services and to take a more meaningful role in growing market segments, particularly in the energy and mining industry. It has led us to grow our industrial contracting business, to increase sales of our cured-in-place pipe (CIPP) tubes to third parties worldwide and to expand our geographic reach in Asia, India and Australia. It is also why we have added pipe coating and engineering services, and invested in a more versatile product line for water pipeline rehabilitation.

The end result: While CIPP contracting services are still important to our business success, today we are constructing, replacing, protecting and rehabilitating large-scale pipelines throughout the world – projects that just four years ago might have seemed unimaginable for Insituform. We have the balance sheet and cash flow to continue down this path into the future.

REVENUE GROWTH
(in thousands)



$495,570
$536,664
$726,866
$914,975
2007
2008
2009
2010

$60.6 MILLION

Consolidated net income from continuing operations was $60.6 million in 2010, an increase of 371% over 2007.

REVENUE GROWTH BY SEGMENT

Our revenue increase was due primarily to strong revenue growth in our Energy & Mining segment, the inclusion of a full year of revenues from our recently acquired Bayou and Corrpro operations and continued efforts in our North American Sewer Rehabilitation segment to monetize backlog.

REVENUE BY SEGMENT
(in millions)



NORTH AMERICAN SEWER REHABILITATION
$348.1
$340.3
$354.4
$400.6
2007
2008
2009
2010
ENERGY & MINING
$41.6
$60.6
$241.7
$382.2
2007
2008
2009
2010
EUROPEAN SEWER REHABILITATION
$100.7
$112.2
$86.0
$74.1
2007
2008
2009
2010
ASIA-PACIFIC SEWER REHABILITATION
$1.0
$10.1
$33.3
$43.5
2007
2008
2009
2010
WATER
$4.2
$13.4
$11.5
$14.5
2007
2008
2009
2010

DIVERSIFICATION

By diversifying Insituform's revenue streams and products, we have bolstered our foundation, enhancing our ability to weather individual market volatility that may occur from year to year.

REVENUES BY PRODUCT

While municipal contracting remains Insituform's largest line of business, other higher margin products and services are growing in prominence on our expanded business platform.



REVENUES
(in thousands)
2007
$435,011
$41,606
$16,974
$1,979
2010
$495,781
$100,943
$77,848
$3,025
$98,682
$138,696
MUNICIPAL-SEWER AND WATER
INDUSTRIAL CONTRACTING
MANUFACTURING
LICENSING (ROYALTIES)
COATINGS AND RELATED SERVICES
ENGINEERING SERVICES

85%

Insituform's top line revenue has grown by 85% since 2007 – in large part due to diversification.

5 THE NUMBER OF BUSINESS UNITS IN THE INSITUFORM FAMILY OF COMPANIES

The strength of Insituform's 2010 performance is a direct reflection of the contributions made by each of the five business units we operate.

Individually, these businesses apply their specialized expertise to solving pipeline challenges for the sewer, water, oil, gas and mining industries. Collectively, they give Insituform the comprehensive capabilities and experience needed to serve the world's pipeline infrastructure. Given the synergies that exist among them, they create a whole that is greater than the sum of their parts.

The enclosed cards detail the accomplishments of each of our business units:

- North American Sewer Rehabilitation
- Energy & Mining
- European Sewer Rehabilitation
- Asia-Pacific Sewer Rehabilitation
- Water

Where We Did Business in 2010

In the United States: Arizona, California, Colorado, Florida, Illinois, Massachusetts, Michigan, Minnesota, Missouri, New Jersey, New York, Pennsylvania, Texas and Wyoming

In Canada: Alberta, British Columbia, Quebec and Saskatchewan

3X

Revenues of the InsituMain® System tripled in 2010 compared to 2009. We anticipate this solution to make a profitable contribution in 2011.

2010 Performance Highlights:

- The InsituMain® System, our proprietary solution for rehabilitating water pipelines, meets NSF/ANSI Standard 61 for drinking water, which is the industry requirement for all 50 U.S. states. In Canada, the InsituMain® System is certified for drinking water installations in all ten provinces.

- We opened a new office in Montreal to meet increased demand for water and sewer pipeline rehabilitation in the Eastern Canadian province of Quebec. Within months of opening, backlog in the new office exceeded $3 million, including nearly $2 million in projects involving the InsituMain® System.

Preserving History in Illinois

Flooding caused by three water main breaks in Decatur, Illinois warped the original cobblestone on historic Macon Street. By choosing the InsituMain® System to restore the original cast iron water main, the city not only solved its original problem, it also minimized the restoration needed on the historic road. Based on the project's success, Decatur retained Insituform later in the year to renew a leaking water main that runs beneath three sets of railroad tracks.



21,000 feet

Water Projects in Victoria

Insituform is rehabilitating more than 21,000 feet of drinking water pipelines in two separate contracts with the City of Victoria, British Columbia. These projects involve lining water pipelines with the InsituGuard® solution.

2011 Outlook

- While we will grow through market acceptance of our InsituMain® System, we also intend to follow a parallel path of growth through acquisition. We will consider acquisitions that enable us to build out the front end of our water platform or add complementary products and services.

- We will dedicate research and development resources to expanding the technical envelope of the InsituMain® System and will continue to seek broader market acceptance of our product offering.

115

2010 WATER PIPELINE REHABILITATION INSTALLATIONS


$4.2
$13.4
$11.5
$14.5
2007
2008
2009
2010

WATER REVENUES
(in millions)

INSITUFORM WATER: 2010

We made important strides in the North American drinking water market during 2010, reaching $14.5 million in revenues.

Driving this growth was the successful introduction of the InsituMain® System, our cured-in-place pipe rehabilitation solution for drinking water and other pressure pipes. The field pilots we conducted to introduce utilities to the InsituMain® System in the second half of 2009 and during 2010 have begun to pay dividends by creating sustainable market demand.

The InsituMain® System is proving itself to be a versatile solution that meets a wide range of pipe size and pressure requirements. Combined with our InsituGuard® and Thermopipe® close-fit structural lining applications, it enables Insituform to offer municipal and industrial water markets a range of trenchless solutions to address their most challenging infrastructure conditions. In fact, in 2010, we successfully completed 115 water pipeline rehabilitation installations in the U.S. and Canada.

REVENUE GROWTH


$1.0M
$10.1M
$33.3M
$43.5M
2007
2008
2009
2010

Revenues in the Asia-Pacific region have grown significantly over the past four years.

2010 Performance Highlights:

- Early in 2010, we acquired our former licensee in Singapore, further expanding our trenchless rehabilitation business in Southeast Asia. We now have wholly-owned operations in Australia, Hong Kong and Singapore and a joint venture in India.
- We expanded our presence in Australia considerably in 2010, completing our first projects in Queensland and increasing tube sales in Victoria.
- To promote tube sales in small-diameter markets and to ensure our products are installed to our high quality and performance standards, we introduced our Certified Installer Program in Singapore, Malaysia and China.

113.4 MILES

Number of miles of cured-in-place pipe (CIPP) tube we sold to third-parties in the Asia-Pacific market in 2010.

TEN

Insituform operates today in ten Asia-Pacific countries as either a trenchless contractor, a participant in a joint venture or through third-party sales of our CIPP tubes.

Expanding in India



In late 2010, our Indian joint venture was awarded a $5.6 million contract to rehabilitate more than three miles of medium-diameter sewer pipelines for the Indian water utility, Uttar Pradesh Jal Nigam. Located in Northern India approximately 400 miles southeast of New Delhi, Uttar Pradesh is the first utility outside Delhi to award work to Insituform-India.

$295 million

Singapore Looks to the Future

In 2010, we began rehabilitating approximately 50 miles of sewer pipeline for the Public Utility Board (PUB), Singapore's national water agency. Awarded in three different contracts, the $18.5 million project is part of an ongoing $295 million rehabilitation program designed to upgrade more than 700 miles of Singapore sewers and 30 miles of pumping mains. As one of the world's most progressive water utilities, Singapore's PUB has allowed Insituform to introduce our iPlus® CIPP solutions to Asia.

2011 Outlook

- Overall market growth in 2011 is expected to be strong throughout the Asia-Pacific region. The Indian market should return to normal conditions, and we anticipate achieving further expansion into Australia and other newer markets, including Malaysia and Brunei.
- We are focused on establishing the necessary facilities and resources needed to significantly expand third-party tube sales across the region.
- Demand for maintenance contracts will likely grow as more municipalities learn of our services. Sewer pipes are generally older and in worse condition in this region than in many parts of the world.

$79.8M

2010 ASIA-PACIFIC BACKLOG


$79.8
$57.4
$46.2
$35.1
2007
2008
2009
2010

ASIA-PACIFIC BACKLOG
(in millions)

INSITUFORM ASIA-PACIFIC: 2010

Insituform's growth in the Asia-Pacific region over the past four years has been dramatic, with backlog increasing from $35.1 million in 2007 to $79.8 million in 2010.

In large part, this growth can be attributed to the emerging nature of much of the Asia-Pacific sewer pipe rehabilitation market.

Our top performing operation in 2010 was Australia, where we were awarded more than $8.3 million in new contracts and ended the year with $31.2 million in backlog. We made significant progress on Insituform's largest project in Australia to date – a $27 million, three-year contract to rehabilitate wastewater and stormwater pipes throughout the City of Sydney.

Tube sales to third parties increased by 127% throughout the Asia-Pacific region, with the greatest growth in newer markets, including China, Japan and Malaysia. We expect third-party tube sales to provide a meaningful contribution to this business in 2011 and beyond.

2010 Performance Highlights:

- Gross margin increased from 26.5% in 2009 to 27.7% in 2010, despite revenues decreasing by 14% due to market weakness in the United Kingdom and France and our 2009 decision to exit the unprofitable contracting markets in Belgium, Romania and Poland.
- We achieved significant cost savings and increased margins through our 2009 restructuring initiative.
- Operating margins increased from 4.1% in 2009 to 6.9% in 2010, a reflection of gross margin improvement and decreased operating expenses.
- We initiated production of the InsituMain® System, our cured-in-place pipe (CIPP) solution for pressure pipelines, at our manufacturing facility in the United Kingdom.
- We successfully tested a glass-fiber reinforced cured-in-place-pipe product, which will also be manufactured at our United Kingdom facility.

$3.2million

Insituform is saving $3.2 million in operating expenses annually due to the restructuring of our European business.

Gold Medal Project in Germany

In the largest wastewater rehabilitation project in Germany's history, IRT, Insituform's joint venture, renewed a structurally unstable pipeline in the City of Dresden. Flowing under cobblestone streets, a palace and other historic structures, the aging line serves a majority of the city. For preserving Dresden's historic downtown while also helping defend the Elbe watershed, this project received the Gold Medal award from the German Society of Trenchless Technology.

FOUR

In Europe, Insituform operates through four business models: wholly-owned subsidiaries, joint ventures, licensees and third-party tube sales. In 2011, we will seek to expand our European reach with expanded third-party tube sales and new licensee relationships. We believe that this diversified strategy will allow us to optimize our profits in the European countries in which we do business.

GROSS MARGINS



27.7%
26.5%
23.5%*
23.1%

2007 2008 2009 **2010**

Despite weak market conditions in many European markets, gross margins remained very strong for the year.

Excludes benefit of litigation settlement.

2011 Outlook

- We anticipate growth in the United Kingdom, The Netherlands and in third-party tube sales although overall market growth in 2011 is expected to be slower due to generally fragile economies and the implementation of austerity measures.
- We anticipate increasing margins through improved productivity and execution, lower operating costs and a mix shift that favors product sales over contracting revenues.
- We will continue to expand our portfolio of trenchless products and services, including the full commercialization of our glass-fiber reinforced CIPP product, which will both enhance our production efficiency and expand the addressable market for our pipeline products in Europe.


44%

2010 EUROPE OPERATING INCOME IMPROVEMENT



INSITUFORM EUROPE: 2010

Under new leadership introduced in 2009, Insituform's European business began to rebound in 2010. This business underwent significant restructuring in 2009, including closing unprofitable contracting operations. Operating income increased by 44% year over year, excluding the 2009 charges associated with the restructuring.

Our improved performance in Europe can be attributed largely to these factors:

- A sharp increase in manufacturing profitability due to optimized transfer prices, decreased raw material costs and increased third-party tube sales
- A decrease in operating expenses (apart from restructuring) achieved by combining regions and rationalizing duplicative staff functions
- An increase in productivity due to improved project execution

351% INCREASE


$41.1M
$18.5M
$10.9M
$9.1M
2007
2008
2009
2010

Energy & Mining's operating income increased by 351% since 2007.

2010 Performance Highlights:

- Corrpro Companies and United Pipeline Systems (UPS) experienced record revenues in 2010. Profits also hit an all-time high as a result of strong revenue growth combined with lower operating expenses and streamlined operations.
- The Bayou Companies' revenues significantly increased due to expanded service offerings in Canada and large coating projects, driven primarily by U.S. shale plays and Canadian Oil Sands pipeline investment.
- Backlog in the South American operation of our UPS business increased to $20 million, a record for UPS.
- UPS' North American operations increased revenue by 35.2% to $37.3 million, due to strong performances in the U.S. and Canada.
- After working in the Middle East on a project-by-project basis since 1988, UPS opened an office in Oman early in 2010.

Where We Do Business

Today, Insituform's Energy & Mining Group operates on six continents.

Chilean Copper Mines

Insituform's Chilean subsidiary installed the Tite Liner® system in nearly five miles of a 42-inch diameter pipeline at Minera El Abra in northern Chile. This project is located approximately 400 miles north of a $10.3 million mine project awarded to the company in December 2010 – the largest contract award to date for Tite Liner® in South America.

$21 million

Our Canadian coating operation, BPPC, went from mothballed status to $21 million in top-line revenue in 2010. This business, focused on the Canadian Oil Sands, is poised for substantial growth in 2011.

2011 Outlook

- With crude oil and copper prices rising, we enter 2011 anticipating robust growth in most of our Energy & Mining markets around the world.
- Bayou's Canadian pipe coating operation exceeded our 2010 expectations, and we expect significant growth in 2011.
- UPS is on track to continue the momentum of 2010 with stronger performance in 2011, with record backlog and growing strength in South America, Australia and the Middle East.
- Corrpro expects to grow revenues by more than 10%, a record for this business.

$382M

2010 ENERGY & MINING REVENUES



INSITUFORM ENERGY & MINING: 2010

A rebound in the oil, gas and mining markets, along with additions to our corrosion prevention and pipeline rehabilitation service platform, led to record earnings and profits for Insituform's Energy & Mining group in 2010.

Energy & Mining's 2010 results were also bolstered by the full-year benefit of the 2009 acquisitions of The Bayou Companies and Corrpro Companies and our recent Canadian expansion, Bayou Perma-Pipe Canada (BPPC).

- The Bayou Companies saw robust returns from its Canadian coating operation and its specialty welding services operations.
- Corrpro Canada also benefited from increased volume from the Canadian oil and gas markets.
- United Pipeline Systems continued to successfully acquire and efficiently execute work throughout its core markets in the Americas while accelerating the growth potential of its international project business.

2010 Performance Highlights:

- Our overall win rate remained strong in both size and quantity of projects.
- Growth in operating income continued to climb due to manufacturing profitability, increased third-party tube sales, improved project management capability and lower operating costs.

NAR TOP LINE GROWTH RATE



14%
10%
6%
2%
-2%
13.0%
4.1%
-2.2%
2007
2008
2009
2010

8.4 million

The number of linear feet of cured-in-place pipe (CIPP) tube manufactured for North America at our Batesville, Mississippi facility in 2010, a 21% increase over 2009.

Award-Winning Project

Insituform's work at the San Diego International Airport was named the 2010 Project of the Year by *Trenchless Technology* magazine. Using iPlus* Composite – our fiber-reinforced CIPP solution for medium- and large-diameter sewers – we increased the load-bearing capacity of nearly 1,700 feet of a 96-inch sanitary sewer trunk main that runs below the site of a planned new 10-gate terminal.

$400.6M

Insituform's core North American Sewer Rehabilitation business turned in one of its best performances ever in 2010, with revenues reaching $400.6 million, a record high.

50%

Approximately 50% of NAR's operating profits were captured in our manufacturing platform. This validates our strategy of market pricing our tube internally and expanding third-party tube sales.

Going Green in Sacramento

In 2010, Insituform completed North America's largest CIPP project to date with the rehabilitation of more than eight miles of medium- and large-diameter sewers for the Sacramento Area Sewer District. We were able to significantly reduce this jobsite's carbon footprint through the utilization of low emission equipment that complied with California's new, stricter environmental regulations.

2011 Outlook

- We expect municipal sewer markets to continue to be stable.
- We will continue to:
  - focus on large projects
  - improve bidding discipline to optimize our market share and increase our win rate
  - increase efficiency of operating expenses
  - expand our project management capability
- We expect continued growth of our third-party tube sales through increased market penetration.

$42M

2010 NAR OPERATING INCOME


$42.0
$38.4
$15.3
$1.1
2007
2008
2009
2010

OPERATING INCOME
(in millions)

INSITUFORM NORTH AMERICAN SEWER REHABILITATION: 2010

Insituform's core North American Sewer Rehabilitation (NAR) business turned in one of its best performances ever in 2010 with revenues reaching $400.6 million, a record high. NAR's tube manufacturing operation and wet out facilities also set new records, with production increasing by 28% and 15%, respectively. We also achieved record revenues in our profitable third-party tube sales business and increased its customer base by 29%.

Not only did we produce and install more footage, we improved profitability as well. Gross profit dollars in 2010 were the best in NAR history.

These results can be attributed mainly to:

- Greater manufacturing efficiency
- Crew productivity gains – linear feet of tube installed per crew week increased by 7% compared to 2009
- A 5% drop in labor cost per foot of installed tube
- A 32% increase in dollar volume of tube sales to third parties
- Lower operating expenses

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K


Received SEC
MAR 2 1 2011
Washington, DC 20549

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File Number: 0-10786

Insituform Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	13-3032158
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)
17988 Edison Avenue, Chesterfield, Missouri	63005-3700
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (636) 530-8000.

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Shares, $.01 par value	The Nasdaq Global Select Market
Preferred Stock Purchase Rights	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Act. Yes ☐ No ☑

Indicate by a check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K(§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.
Large accelerated ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of June 30, 2010: $803,519,488

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date. Class A common shares, $.01 par value, as of February 21, 2011: 39,401,362 shares

DOCUMENTS INCORPORATED BY REFERENCE

As provided herein, portions of the documents below are incorporated by reference:

Document	Part – Form 10-K
Registrant's Proxy Statement for the 2011 Annual Meeting of Stockholders	Part III

TABLE OF CONTENTS

PART I

Note About Forward-Looking Information

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Company makes forward-looking statements in this Annual Report on Form 10-K that represent the Company's beliefs or expectations about future events or financial performance. These forward-looking statements are based on information currently available to the Company and on management's beliefs, assumptions, estimates and projections and are not guarantees of future events or results. When used in this report, the words "anticipate," "estimate," "believe," "plan," "intend," "may," "will" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Such statements are subject to known and unknown risks, uncertainties and assumptions, including those referred to in the "Risk Factors" section of this Annual Report on Form 10-K for the year ended December 31, 2010. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. In addition, our actual results may vary materially from those anticipated, estimated, suggested or projected. Except as required by law, we do not assume a duty to update forward-looking statements, whether as a result of new information, future events or otherwise. Investors should, however, review additional disclosures made by the Company from time to time in its periodic filings with the Securities and Exchange Commission. Please use caution and do not place reliance on forward-looking statements. All forward-looking statements made by the Company in this Annual Report on Form 10-K are qualified by these cautionary statements.

PART I

Item 1. Business.

Overview

We are a leading worldwide provider of proprietary technologies and services for rehabilitating sewer, water, energy and mining piping systems and the corrosion protection of industrial pipelines. We offer one of the broadest portfolios of cost-effective solutions for rehabilitating aging or deteriorating pipelines and protecting new pipelines from corrosion. Our business activities include research and development, manufacturing, distribution, installation, coating and insulation, cathodic protection and licensing. Our products and services are currently utilized and performed in more than 70 countries across six continents. We believe that the depth and breadth of our products and services platform make us a leading "one-stop" provider for the world's pipeline rehabilitation and protection needs.

We have been an innovator in the markets we serve since our inception. In 1971, we invented a trenchless technology for rehabilitating sewer pipelines that enables municipalities and private industry to avoid the extraordinary expense and extreme disruption that can result from conventional "dig-and-replace" methods. Our platform has grown to include products and services for the rehabilitation and corrosion protection of new and existing water, oil, gas, mineral and chemical pipelines.

We were incorporated in Delaware in 1980, under the name Insituform of North America, Inc. We were originally formed to act as the exclusive licensee of the Insituform® cured-in-place pipe ("CIPP") process in most of the United States. When we acquired our licensor in 1992, our name changed to Insituform Technologies, Inc. Around that same time, we also acquired United Pipeline Systems Inc. through which we provide polyethylene pipe lining solutions. Our business model has evolved from purely licensing technology and manufacturing materials to performing the entire Insituform® CIPP process and other trenchless technologies and rehabilitating and performing corrosion protection services for industrial pipelines in most geographic locations. Our business has also incorporated extensive research and development activities.

Recent Acquisitions/Strategic Initiatives

In early 2009, we expanded our operations in the energy and mining sector to include pipe coating and cathodic protection services. On February 20, 2009, we acquired the business of The Bayou Companies, LLC and its related entities ("Bayou"). Our Bayou business provides cost-effective solutions to energy and infrastructure companies primarily in the Gulf of Mexico and North America. Bayou's products and services include internal and external pipeline coating, lining, weighting and insulation. Bayou also provides specialty fabrication and services for offshore deepwater installations, including project management and logistics.

On March 31, 2009, we acquired Corrpro Companies, Inc. and its subsidiaries ("Corrpro"). Our Corrpro business offers a comprehensive line of fully-integrated corrosion protection products and services including: (i) engineering; (ii) product and material sales; (iii) construction and installation; (iv) inspection, monitoring and maintenance; and (v) coatings. Corrpro's specialty in the corrosion control market is cathodic protection, an electrochemical process that prevents corrosion in new structures and stops the corrosion process for existing structures.

On June 30, 2009, we acquired the shares of our joint venture partner, VSL International Limited, in Insituform Pacific Pty Limited ("Insituform-Australia") and Insituform Asia Limited ("Insituform-Hong Kong"), our former Australian and Hong Kong joint ventures, respectively, in order to expand our operations in both Australia and Hong Kong. These entities perform sewer and water pipeline rehabilitation services.

On October, 30, 2009, we expanded our coating and insulation services in Canada with our acquisition of the pipe coating and insulation facility and related assets of Garneau, Inc., through our joint venture Bayou Perma-Pipe Canada, Ltd. ("BPPC"). We hold a fifty-one percent (51%) majority interest in BPPC. BPPC serves as our pipe coating and insulation operations in Canada.

On December 3, 2009, we acquired the twenty-five percent (25%) noncontrolling interest in our European CIPP tube manufacturing operation, now known as Insituform Linings Limited ("Insituform Linings") that had been owned by Per Aarsleff A/S, a Danish company. Insituform Linings manufactures CIPP tube for our European sewer rehabilitation operation and third-party sales.

On January 29, 2010, we acquired our Singapore CIPP licensee, Insitu Envirotech (S.E. Asia) Pte Ltd ("Insituform-Singapore"), in order to expand our Singapore operations. Insituform-Singapore performs sewer rehabilitation services in Southeast Asia.

In February 2010, we expanded our pipe coating services through the formation of Delta Double Jointing L.L.C. ("Bayou Delta") through which we offer pipe jointing and other services for the steel-coated pipe industry. The Company, through its Bayou subsidiary, owns a fifty-nine percent (59%) ownership interest in Bayou Delta with the remaining forty-one percent (41%) ownership belonging to Bayou Coating, L.L.C. ("Bayou Coating"), which the Company, through its Bayou subsidiary, holds a forty-nine percent (49%) equity interest.

As used in this Annual Report on Form 10-K, the terms "Company" and "Insituform Technologies" refer to Insituform Technologies, Inc. and, unless the context otherwise requires, its direct and indirect wholly-owned subsidiaries.

Available Information

Our website is www.insituform.com. We make available on this website under "Investors – SEC," free of charge, our proxy statements used in conjunction with stockholder meetings, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and Section 16 beneficial ownership reports (as well as any amendments to those reports) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. In addition, our Code of Ethics for our Chief Executive Officer, Chief Financial Officer and senior financial employees, our Code of Conduct applicable to all of our officers, directors and employees, our Corporate Governance Guidelines and our Board committee charters are available, free of charge, on our website under "Investors – Corporate Governance." In addition, paper copies of these documents will be furnished to any stockholder, upon request, free of charge.

Technologies

Sewer and Water Rehabilitation

Our Insituform® CIPP Process for the rehabilitation of sewers, pipelines and other conduits utilizes a custom-manufactured tube, or liner, made of synthetic fiber. After the tube is saturated (impregnated) with a thermosetting resin mixture, it is installed in the host pipe by various processes, and the resin is then cured, by heat using hot water or steam, forming a new rigid pipe within a pipe.

Our iPlus Infusion® Process is a trenchless method used for the rehabilitation of small-diameter sewer pipelines, whereby a felt liner is continuously impregnated with liquid, thermosetting resin through a proprietary process, after which the liner is pulled into the host pipe, inflated with air and cured with steam.

Our iPlus® Composite Process is a trenchless method used for the rehabilitation of large-diameter sewer pipelines, where the felt liner is reinforced with carbon or glass fiber, impregnated with liquid, thermosetting resin, inverted into place and cured with hot water or steam.

Our InsituMain® System is a cured-in-place pipe solution for pressure pipes. The InsituMain® System is for water mains and force mains up to 54-inches in diameter, can negotiate bends and is pressure-rated up to 150+ psi. The InsituMain® System has also been certified as complying with ANSI/NSF Standard 61.

Our InsituGuard®, InsituFlex® and InsituFold® Processes are methods of rehabilitating transmission and distribution water mains using high-density polyethylene liners ("HDPE"). Inserted into a new or existing pipeline by our proprietary installation processes, the liners are continuous and installed tightly against the inner wall of the host pipe, thereby isolating the flow stream from the host pipe wall and eliminating internal corrosion.

Our Thermopipe® Lining System is a polyester-reinforced polyethylene lining system for the rehabilitation of distribution water mains. The factory-folded "C" shape liner is winched into the host pipe from a reel and reverted with air and steam. Once inflated and heated, the liner forms a close-fit within the host pipe, creating a jointless, leak-free lining system.

Our iTAP® Process is a robotic method for reinstating service connections from inside a relined pipe. Traditionally, service connections are restored by excavating each service connection when a water distribution main is renewed with a trenchless process. The iTAP® process provides a non-disruptive solution to reconnect service lines from inside a relined pipe.

Our Insituform RPP™ Process is a trenchless technology used for the rehabilitation of sewer force mains and industrial pressure pipelines. The felt tube is reinforced with glass and impregnated with liquid, thermosetting resin, after which it is inverted with water and cured with hot water to form a structural, jointless pipe within the host pipe.

Our Insituform PPL® Process is an ANSI/NSF 61 certified trenchless technology used for the rehabilitation of drinking water and industrial pressure pipelines. A glass-reinforced liner is impregnated with an epoxy resin, inverted with water and cured with hot water to form a jointless pipe lining within the host pipe.

Sliplining is a method used to push or pull a new pipeline into an old one. With segmented sliplining, short segments of pipe are joined to form the new pipe. For gravity sewer rehabilitation, these short segments can often be joined in a manhole or access structure, eliminating the need for a large pulling pit.

In Europe, our UV/Glass Lining System is a cured in place pipe solution for small- to medium-diameter pipes utilizing a glass fiber tube that is impregnated with a resin sensitive to ultraviolet light or steam curing. The tube is inverted into the host pipe, inflated by air and cured via an ultraviolet light source or steam.

Pipeline System Rehabilitation and Protection – Energy and Mining

Our Tite Liner® process is a method of lining new and existing pipe with a corrosion and abrasion resistant high-density polyethylene pipe.

Our Safetyliner™ product is a grooved high-density polyethylene liner that is installed in an industrial pipeline using the Tite Liner® process. The Safetyliner™ liner is normally used in natural gas or CO_2 pipelines to allow release of gas that permeates the HDPE liner. If gas is allowed to build in the annular space under normal operating conditions, the line can be susceptible to collapse upon sudden changes in operating pressures. The Safetyliner™ liner also has been used in pipelines as a leak detection system and for dual containment in mine water pipelines.

The Fusion-Bonded Epoxy Process utilizes heat to melt a dry powder fusion-bonded epoxy coating material into liquid form. The liquid material wets and flows onto the steel pipe and solidifies through a process called cross-linking. Once cooled, this "fusion-bonded" epoxy cannot return to its original state and forms a corrosion protection barrier on the interior or exterior surface of the pipe.

Our InnerGard™ product is an internal fusion bond epoxy coating that provides corrosion protection for water injection lines and reduces costs compared to alloy pipe.

Our Enventure™ product is an internal lubricity coating for solid expandable downhole tubulars.

The Cathodic Protection process is an electrochemical process that prevents corrosion for new structures and stops the corrosion process for existing structures. Cathodic protection prevents the release of energy and reversion to its unrefined state by the cathode, the structure being protected, through the passing of an electrical current from an electrode, called an anode, placed near or connected to the cathode. In this process, the anode corrodes, sacrificing itself to protect the integrity of the cathode. Structures commonly protected by this process include oil and gas pipelines, offshore platforms, above and underground storage tanks, ships, electric power plants, bridges, parking garages, transit systems and water and wastewater treatment equipment.

Our CorrFlex® System is a linear anode system installed parallel to pipelines, often times to prevent stress corrosion cracking that can lead to ruptures on high pressure gas transmission pipelines.

Our CorrSpray® product is a metal alloy used for cathodic protection of steel reinforced concrete structures.

Our Green Rectifier™ system is an ecologically friendly method of cathodic protection using solar panels and a wind generator to power the cathodic protection process.

See "Patents" below for more information concerning these technologies.

Operations

We have five principal operating segments: North American Sewer Rehabilitation, European Sewer Rehabilitation, Asia-Pacific Sewer Rehabilitation, Water Rehabilitation and Energy and Mining. These segments have been determined based on the types of products sold and services performed by each segment, as well as geographic region, and each is regularly reviewed and evaluated separately. Our services are utilized by municipal and industrial entities to improve or maintain existing pipelines, to construct or expand operating capabilities and to comply with health, safety and environmental regulations.

Our operations are generally project-oriented. Projects may range in duration from just a few days to several years, which can be performed as one-time contracts or as part of longer term agreements. These contracts are usually obtained through competitive bidding or negotiations and require performance at a fixed price or time and materials basis. A majority of our sewer and water rehabilitation installation projects are performed under contracts with municipal entities while our energy and mining projects are generally performed under contracts with industrial entities. Independent contractors may be utilized to perform portions of the work on any given project that we provide.

Sewer Rehabilitation Operations

Our sewer rehabilitation activities are conducted principally through installation and other construction operations performed directly by us or our subsidiaries. In certain geographic regions, we have granted licenses to unaffiliated companies. As described under "Ownership Interests in Operating Licensees and Joint Ventures" below, we also have entered into contractual joint ventures from time to time to capitalize on our trenchless rehabilitation processes. Under these contractual joint venture relationships, work is bid by the joint venture entity and subcontracted to the joint venture partners or to third parties. The joint venture partners are primarily responsible for their subcontracted work, but both joint venture partners are liable to the customer for all of the work. Revenues and associated costs are recorded using percentage-of-completion accounting for our subcontracted portion of the total contract only. Our principal sewer rehabilitation activities are conducted in North America directly by us or through our wholly-owned subsidiaries. Our North American Sewer Rehabilitation operations, including research and development, engineering, training and financial support systems, are headquartered in Chesterfield, Missouri. During 2010, tube manufacturing and processing facilities for North America were maintained in nine locations, geographically dispersed throughout the United States and Canada.

We conduct Insituform® CIPP process rehabilitation operations worldwide through our wholly-owned subsidiaries and through direct and indirect joint venture relationships. We announced the decision to close our operations in Belgium, Poland and Romania during the fourth quarter of 2009 as part of our European restructuring activities, which has allowed us to concentrate our resources in geographies where we believe that we can realize a desired return on our investment. The results from these operations are included in our European Sewer Rehabilitation and Asia-Pacific Sewer Rehabilitation operating segments, as appropriate. We utilize multifunctional robotic devices developed by our French subsidiary in connection with the inspection and repair of pipelines. We also maintain a manufacturing facility in Wellingborough, United Kingdom to support our European operation, which is headquartered near Paris, France.

Water Rehabilitation Operations

In addition to sewer rehabilitation, we have performed water rehabilitation operations since 2006 using our Insituform Blue® product portfolio. Under the Insituform Blue® brand, we restore water pipes using our InsituMain®, InsituGuard®, InsituFlex®, InsituFold® and Thermopipe® lining systems throughout North America, Australia, the United Kingdom and Hong Kong through our existing operations.

Energy and Mining Operations

Our energy and mining operations perform rehabilitation and corrosion protection services for industrial, mineral, oil and gas piping systems and structures. We also offer products for gas release and leak detection systems. Our worldwide energy and mining operations are headquartered in Chesterfield, Missouri. These operations are conducted through our United Pipeline Systems division, based in Durango, Colorado, and our Bayou and Corrpro subsidiaries, based in New Iberia, Louisiana, and Houston, Texas, respectively. Certain of our energy and mining operations outside of the United States are conducted through our wholly-owned subsidiaries in the United Kingdom, Portugal, Chile, Canada, Argentina and Brazil and through our Canadian joint venture, in which we own a fifty-one percent (51%) interest and through our Mexican joint venture, in which we own a fifty-five percent (55%) interest.

Our United Pipeline Systems division performs pipeline rehabilitation services using our proprietary Tite Liner® process. Our Bayou business performs internal and external pipeline coating, lining, weighting and insulation, as well as specialty fabrication and services for offshore deepwater installations, including project management and logistics. Our Corrpro business performs fully-integrated corrosion protection services including: (i) engineering; (ii) product and material sales; (iii) construction and installation; (iv) inspection, monitoring and maintenance; and (v) coatings.

Licensees

We have granted licenses for the Insituform® CIPP process covering exclusive and non-exclusive territories, to non-affiliated licensees that provide pipe repair and rehabilitation services throughout their respective licensed territories. The licenses generally grant to the licensee the right to utilize our know-how and the patent rights (where such rights exist) relating to the subject process, and to use our copyrights and trademarks. These licenses have an average term of ten years with a right to renew.

In addition, we license our laterals patent portfolio (consisting of 16 United States patents) to eight licensees in the United States for use in the United States and Canada. These licenses are effective until the patents in the portfolio expire.

Our licensees generally are obligated to pay a royalty at a specified rate. Any improvements or modifications a licensee may make in the subject process during the term of the license agreement generally becomes our property or is licensed to us. Should a licensee fail to meet its royalty obligations or other material obligations, we may terminate the license at our discretion. Licensees, upon prior notice to us, may generally terminate the license for certain specified reasons. We may vary the terms of agreements entered into with new licensees according to prevailing conditions.

Ownership Interests in Operating Licensees and Joint Ventures

We hold one-half of the equity interests in Insituform Rohrsanierungstechniken GmbH ("Insituform-Germany"), through our indirect subsidiary, Insituform Technologies Limited (UK). Insituform-Germany provides sewer rehabilitation services in Germany and, through its subsidiaries, in Slovakia, Hungary and The Czech Republic. We license certain trademarks to Insituform-Germany for use in Germany, Hungary, Slovakia and The Czech Republic. The remaining interest in Insituform-Germany is held by Per Aarsleff A/S, an unaffiliated Danish contractor.

Through our subsidiary, Insituform Technologies Limited (UK), we hold one-half of the equity interest in Insituform Environmental Techniques Limited, a sewer rehabilitation contractor in Ireland. The remaining interest is held by Environmental Techniques Limited, an unaffiliated Irish contractor.

We previously entered into a number of contractual joint ventures to develop joint bids on contracts for pipeline rehabilitation projects in India. The joint venture partner for each of these joint ventures is SPML Infra Limited (formerly Subhash Projects and Marketing Ltd.) ("SPML"), an unaffiliated Indian contractor. The joint ventures hold the contracts with the owner and subcontract that portion of the work requiring the Insituform® CIPP process to Insituform Pipeline Rehabilitation Private Limited, an entity majority owned by Insituform and minority owned by SPML ("Insituform-India"). Our more recent contracts in India are between the owner and Insituform-India.

Through our subsidiary, INA Acquisition Corp., we hold a fifty-five percent (55%) equity interest in United Pipeline de Mexico S.A. de C.V., our licensee of the Tite Liner® process in Mexico. The remaining ownership interest in United Pipeline de Mexico S.A. de C.V. is held by Miller Pipeline de Mexico S.A. de C.V., an unaffiliated Mexican company.

Through our subsidiary, Insituform Technologies Limited (Canada), we hold a fifty-one percent (51%) equity interest in Bayou Perma-Pipe Canada, Ltd. The remaining interest is held by Perma-Pipe Canada, Inc., a subsidiary of MFRI, Inc., an unaffiliated U.S. company. This joint venture serves as our pipe coating and insulation operation in Canada.

Through our Bayou subsidiary, we hold a forty-nine percent (49%) equity interest in Bayou Coating. The remaining interest is held by Stupp Brothers, Inc., a U.S. company ("Stupp"). Bayou Coating provides pipe coating services from its facility in Baton Rouge, Louisiana, and is adjacent to and services the Stupp pipe mill in Baton Rouge. Starting in January 2014, and solely during the month of January in each calendar year thereafter, Stupp has the option to acquire (i) the assets of Bayou Coating at their book value as of the end of the prior fiscal year (determined on the basis of Bayou Coating's federal information tax return for such fiscal year), or (ii) the equity interest of Bayou in Bayou Coating at forty-nine percent (49%) of the value of Bayou Coating.

Through our Bayou subsidiary, we hold a fifty-nine percent (59%) equity interest in Bayou Delta through which we offer pipe jointing and other services for the steel-coated pipe industry. The remaining forty-one percent (41%) is held by Bayou Coating, in which the Company, through its Bayou subsidiary, holds a forty-nine percent (49%) equity interest, as stated above.

We have previously entered into teaming and other cooperative arrangements in various geographic regions throughout the world in order to develop cooperative bids on contracts for our HDPE pipeline rehabilitation and cathodic protection businesses. Typically, the arrangements provide for each participant to complete its respective scope of work, and we are not required to complete the other participant's scope of work. We continue to investigate opportunities for expanding our business through such arrangements.

We previously entered into contractual joint ventures in other geographic regions in order to develop joint bids on contracts for our pipeline rehabilitation business. Typically, the joint venture entity holds the contract with the owner and subcontracts portions of the work to the joint venture partners. As part of the subcontracts, the partners usually provide bonds to the joint venture. We could be required to complete our joint venture partner's portion of the contract if the partner were unable to complete its portion and a bond is not available. We continue to investigate opportunities for expanding our business through such arrangements.

Product Development

By using our own laboratories and test facilities, as well as outside consulting organizations and academic institutions, we continue to develop improvements to our proprietary processes, including the materials used and the methods of manufacturing and installing liner. During the years ended December 31, 2010, 2009 and 2008, we spent $2.7 million, $2.6 million and $3.0 million, respectively, on research and development related activities, including engineering.

Customers and Marketing

The marketing of sewer pipeline rehabilitation technologies is focused primarily on the municipal wastewater markets worldwide. We offer our water rehabilitation products to municipal and corporate customers. We offer our energy and mining platform solutions worldwide to customers to protect new and existing pipelines and other structures. No customer accounted for more than 10% of our consolidated revenues during the years ended December 31, 2010, 2009 or 2008.

To help shape decision-making at every step, we use a highly-trained, multi-level sales force structured around target markets and key accounts, focusing on engineers, consultants, administrators, technical staff and public officials. Due to the technical nature of our products and services, many of our sales personnel have engineering or technical expertise and experience. We also produce sales literature and presentations, participate in trade shows and execute other marketing programs for our own sales force and those of unaffiliated licensees. Our unaffiliated licensees are responsible for marketing and sales activities in their respective territories. See "Licensees" and "Ownership Interests in Operating Licensees and Joint Ventures" above for a description of our licensing operations and for a description of investments in licensees.

We generally invoice our customers periodically as work is completed. Under ordinary circumstances, collection from municipalities is made within 60 to 90 days of billing. In most cases, 5% to 15% of the contract value is withheld by the municipal owner pending satisfactory completion of the project. Collections from other customers are generally made within 30 to 45 days of billing.

Contract Backlog

Contract backlog is our expectation of revenues to be generated from received, signed and uncompleted contracts, the cancellation of which is not currently anticipated. Contract backlog excludes any term contract amounts for which there is not specific and determinable work released and projects where we have been advised that we are the low bidder, but have not formally been awarded the contract. The following table sets forth our consolidated backlog, by segment, as of December 31, 2010, 2009 and 2008, respectively.

	December 31,		
	2010	**2009**	**2008**
	(In millions)		
North American Sewer Rehabilitation	$ 155.7	$ 180.9	$ 150.8
European Rehabilitation	23.3	37.2	25.2
Asia-Pacific Sewer Rehabilitation	79.8	57.4	46.2
Water Rehabilitation	3.8	7.7	8.2
Energy and Mining	146.1	180.2	18.7
Total	$ 408.7	$ 463.4	$ 249.1

Although backlog represents only those contracts that are considered to be firm, there can be no assurance that cancellation or scope adjustments will not occur with respect to such contracts. We expect to perform a majority of the backlog reported above at December 31, 2010 during 2011. See "Risk Factors" in Item 1A of this report for further discussion regarding backlog.

Manufacturing and Suppliers

We maintain our North American Insituform® CIPP process liner manufacturing facility in Batesville, Mississippi. In Europe, we manufacture and sell Insituform® CIPP process liners from our plant located in Wellingborough, United Kingdom.

Although raw materials used in Insituform® CIPP process products are typically available from multiple sources, our historical practice has been to purchase materials from a limited number of suppliers. We maintain our own felt manufacturing facility in Batesville, Mississippi. Substantially all of our fiber requirements are purchased from two sources, but there are alternate vendors readily available. We source our resin supply from multiple vendors. We also manufacture certain equipment used in our Insituform® CIPP business.

We believe that the sources of supply for our Insituform® CIPP operations in North America, Europe and Asia-Pacific are adequate for our needs. Our pricing of raw materials is subject to fluctuations in the underlying commodity prices.

We sell Insituform® CIPP process liners and related products to third parties and certain licensees on a project to project basis. In Europe, in addition to sales made on a project to project basis, we have entered into supply agreements with various third parties to supply them with Insituform® CIPP process liners and related products.

The product and service revenues for our United Pipeline Systems business are derived primarily from the installation of polyethylene liners inside pipelines. The raw material used for these liners is extruded high density polyethylene pipe. It has been our practice to purchase this material from a selective group of suppliers; however, we believe that it is readily available from many other sources. We manufacture most of the proprietary equipment and many of the consumable items used in Tite Liner® installations in our own facilities in Canada, the United States and Chile.

Product and service revenues for our Bayou business are derived principally from internal and external pipeline coating, lining, weighting and insulation. Bayou also provides specialty fabrication services for offshore deepwater installations, including project management and logistics. Bayou facilities are located in New Iberia, Louisiana; Conroe, Texas; and Camrose, Alberta, Canada. The primary raw materials used in the coating process include fusion-bonded epoxy, paint, concrete, iron ore, sand and gravel. Although our historical practice has been to purchase materials from a limited number of suppliers, we believe that the raw materials used in the coating process are typically available from multiple sources.

Product and material revenues for our Corrpro business are derived principally from the sale of products that are purchased from select outside vendors or from assembling components that are sourced from suppliers. We conduct light assembly for a number of our Corrpro products in our production facilities in Sand Springs, Oklahoma; Edmonton, Alberta, Canada; and the United Kingdom. In addition, we manufacture our own line of rectifiers and other power supplies in Canada. The primary products and raw materials used by our Corrpro businesses include zinc, aluminum, magnesium and other metallic anodes, as well as wire and cable. We maintain relationships with our vendors for these products and are not dependent on any single vendor to meet our supply needs.

Patents and Proprietary Technologies

As of December 31, 2010, we held 59 United States patents relating to the Insituform® CIPP process, the last of which will expire in 2027. As of December 31, 2010, we had 12 pending United States non-provisional patent applications relating to the Insituform® CIPP process.

We have obtained and are pursuing patent protection in our principal foreign markets covering various aspects of the Insituform® CIPP process. As of December 31, 2010, there were 152 issued foreign patents and utility models relating to the Insituform® CIPP processes, and 104 applications pending in foreign jurisdictions. Of these applications, four are pending before the European Patent Office (designating all 34 member states) and one is a Patent Cooperation Treaty application that covers multiple jurisdictions in Europe and throughout the world. The specifications and/or rights granted in relation to each patent will vary from jurisdiction to jurisdiction. In addition, as a result of differences in the nature of the work performed and in the climate of the countries in which the work is carried out, not every licensee uses each patent, and we do not necessarily seek patent protection for all of our inventions in every jurisdiction in which we do business. We have elected to maintain certain internally developed technologies, know-how and inventions as trade secrets. We have entered into confidentiality agreements with employees, consultants and third parties to whom we disclose confidential information. Although there can be no assurance that these measures will suffice to prevent unauthorized disclosure or use or that third parties will not develop similar technologies, we believe it would take substantial time and resources to independently develop such technologies.

There can be no assurance that the validity of our patents will not be successfully challenged. Our business could be adversely affected by increased competition upon expiration of the patents or if one or more of our Insituform® CIPP process patents were adjudicated to be invalid or inadequate in scope to protect our operations. We believe in either case that our long experience with the Insituform® CIPP process, our continued commitment to support and develop the Insituform® CIPP process, the strength of our trademark and our degree of market penetration should enable us to continue to compete effectively in the pipeline rehabilitation market.

For our energy and mining operations, we hold 12 issued patents and one pending patent in the United States and 17 issued patents in foreign jurisdictions that relate to our cathodic protection business operated through our Corrpro subsidiaries.

We have one issued patent in the United States, and three pending patents in foreign jurisdictions that relate to the Tite Liner® process business, operated through our United Pipeline Systems division, although we believe that the success of our Tite Liner® process business depends primarily upon our proprietary know-how and our installation, marketing and sales skills. The success of our pipeline coatings process operating through our Bayou subsidiaries depends primarily on our know-how and manufacturing expertise as well as our marketing and sales skills.

See “Risk Factors” in Item 1A of this report for further discussion.

Competition

The markets in which we operate are highly competitive, primarily on the basis of price, quality of service and capacity to perform. Most of our products face direct competition from competitors offering similar or essentially equivalent products or services. In addition, customers can select a variety of methods to meet their pipe installation and rehabilitation, coating and cathodic protection needs, including a number of methods that we do not offer.

Specifically, in the sewer rehabilitation market, CIPP is the preferred method and we are a leader in this field, but this is a highly competitive market both in the United States and abroad. Relatively few significant barriers to entry exist in the markets in which we operate and, as a result, any organization that has adequate financial resources and access to technical expertise may become a competitor and, as such, there are numerous companies with which we compete. Worldwide, we compete with numerous smaller firms on local or regional levels and with several larger firms on the national level.

In the water rehabilitation segment, dig and replace is still the preferred method for the majority of customers, although there is growing acceptance for various trenchless alternatives. Currently, CIPP is utilized in less than five percent of water pipeline rehabilitation jobs in the United States. Because this is a much more specialized field, with more barriers to entry, including strict government mandates, we compete primarily with a handful of global and national specialty contractors.

In the energy and mining segment, the fusion-bonded epoxy ("FBE") process is one of the standard methods for pipe coating. Bayou has a strong presence in the FBE coating market. Because the pipe coating industry is very capital intensive, Bayou usually competes with a small number of global and national companies. However, Bayou also competes on a project-specific basis with small firms on local or regional jobs. These regional firms are often steel mills that have coatings plants onsite to provide for their internal coatings needs, but these firms will outsource their coatings services if projects are within their geographic reach. Competition from these regional firms on more than a project basis is unlikely as these firms tend to be restricted geographically due to their shipping limitations.

The process of utilizing high-density polyethylene ("HDPE") liners is one of the more prevalent methods to protect pipelines servicing the energy and mining industries. Our United Pipeline Systems division is a leader in the HDPE market. Because of relatively high barriers to entry, due to necessary technological capabilities, United Pipeline Systems tends to compete with a small number of specialty firms globally, nationally and regionally.

The cathodic protection industry is highly competitive as there are relatively few barriers to entry. Corrpro competes with a limited number of large firms globally and nationally, a number of medium firms regionally and numerous small firms regionally and locally.

There can be no assurance as to the success of our processes in competition with these companies and alternative technologies for pipe installation and rehabilitation, coating and cathodic protection.

Seasonality

Our operations can be affected by seasonal variations. Seasonal variations over the past five years have been minimal; however, our results tend to be stronger in the second and third quarters of each year due to milder weather. We are more likely to be impacted by weather extremes, such as excessive rain, hurricanes or monsoons, snow and ice or frigid temperatures, which may cause temporary, short-term anomalies in our operational performance in certain localized geographic regions. However, these impacts usually have not been material to our operations as a whole. See "Risk Factors" in Item 1A of this report for further discussion.

Employees

As of December 31, 2010, we had approximately 3,200 employees. Certain of our subsidiaries and divisions are parties to collective bargaining agreements covering an aggregate of approximately 200 employees. We generally consider our relations with our employees and unions to be good.

Insurance and Bonding

We are required to carry insurance and provide bonding in connection with certain projects and, accordingly, maintain comprehensive insurance policies, including workers' compensation, general and automobile liability and property coverage. We believe that we presently maintain adequate insurance coverage for all operations. We have also arranged bonding capacity for bid, performance and payment bonds. Typically, the cost of a performance bond is less than 1% of the contract value. We are required to indemnify the surety companies against losses from third-party claims of customers and subcontractors. The indemnification obligations are collateralized by unperfected liens on our assets and the assets of those subsidiaries that are parties to the applicable indemnification agreement.

Government Regulation

We are required to comply with all applicable United States federal, state and local, and all applicable foreign statutes, regulations and ordinances. In addition, our installation and other operations have to comply with various relevant occupational safety and health regulations, transportation regulations, code specifications, permit requirements and bonding and insurance requirements, as well as with fire regulations relating to the storage, handling and transporting of flammable materials. Our manufacturing and coatings facilities, as well as our installation and other operations, are subject to federal and state environmental protection regulations, none of which presently have any material effect on our capital expenditures, earnings or competitive position in connection with our present business. However, although our installation and other operations have established monitoring programs and safety procedures, further restrictions could be imposed on the manner in which installation and other activities are conducted, on equipment used in installation and other activities and on the use of solvents or the thermosetting resins used in the Insituform® CIPP process.

The use of both thermoplastics and thermosetting resin materials in contact with drinking water is strictly regulated in most countries. In the United States, a consortium led by NSF International, under arrangements with the United States Environmental Protection Agency ("EPA"), establishes minimum requirements for the control of potential human health effects from substances added indirectly to water via contact with treatment, storage, transmission and distribution system components, by defining the maximum permissible concentration of materials that may be leached from such components into drinking water, and methods for testing them. In April 1997, the Insituform PPL® liner was certified by NSF for use in drinking water systems, followed in April 1999 by NSF certification of the Insituform RPP™ liner for such use. In 2009, we launched our InsituMain® system and, in that same year, we received certification approval to NSF/ANSI Standard 61 for use in drinking water applications. Our drinking water lining products also are NSF certified. NSF assumes no liability for use of any products, and NSF's arrangements with the EPA do not constitute the EPA's endorsement of NSF, NSF's policies or its standards. Dedicated equipment is needed in connection with use of these products in drinking water applications.

Item 1A. Risk Factors.

You should carefully consider the following risks and other information contained or incorporated by reference into this Annual Report on Form 10-K when evaluating our business and financial condition and an investment in our common stock. Should any of the following risks or uncertainties develop into actual events, such developments could have material adverse effects on our business, financial condition, cash flows and results of operations.

Our business is dependent on obtaining work through a competitive bidding process.

The markets in which we operate are highly competitive. Most of our products and services, including the Insituform® CIPP process, face direct competition from companies offering similar or essentially equivalent products or services. Competition places downward pressure on our contract prices and profit margins. Intense competition is expected to continue in these markets, and we face challenges in our ability to maintain strong growth rates. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our profits.

In the Sewer Rehabilitation segments, few significant barriers to entry exist, and, as a result, any organization that has the financial resources and access to technical expertise and bonding may become a competitor. In these segments, we compete with many smaller firms on a local or regional level, and with several larger firms on a national level.

In the Water Rehabilitation segment, we compete primarily with global and national specialty contractors. Even though this is a more specialized field than sewer rehabilitation, there are few proprietary technologies or other barriers which prevent other companies from entering this market.

In the Energy and Mining segment, we compete primarily with a small number of global and national companies in the pipe coating industry, with specialty firms in the pipeline protection industry, and a limited number of large firms globally and a large number of smaller firms regionally in the cathodic protection industry. In addition, customers can select a variety of methods to meet their pipe installation, rehabilitation, coating and cathodic protection needs, including a number of methods that we do not offer.

We may experience cost overruns on our projects.

We typically conduct our business under guaranteed maximum price or fixed price contracts, where we bear a significant portion of the risk for cost overruns. Under such contracts, prices are established in part on cost and scheduling estimates, which are based on a number of assumptions, including assumptions about future economic conditions, prices and availability of materials and other exigencies. Our profitability depends heavily on our ability to make accurate estimates. Inaccurate estimates, or changes in other circumstances, such as unanticipated technical problems, difficulties obtaining permits or approvals, changes in local laws or labor conditions, weather delays, cost of raw materials or our suppliers' or subcontractors' inability to perform could result in substantial losses, as such changes adversely affect the revenue and gross profit recognized on each project.

The preparation of our consolidated financial statements requires us to make estimates and judgments, which are subject to an inherent degree of uncertainty and which may differ from actual results.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Some accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ from these estimates and judgments under different assumptions or conditions, which may have an adverse effect on our financial condition or results of operations in subsequent periods.

Our use of the percentage-of-completion method of accounting could result in a reduction or reversal of previously recorded results.

We employ the percentage-of-completion method of accounting for our construction projects. This methodology recognizes revenues and profits over the life of a project based on costs incurred to date compared to total estimated project costs. Revisions to revenues and profits are made once amounts are known and can be reasonably estimated. Given the uncertainties associated with some of our contracts, it is possible for actual costs to vary from estimates previously made. Revisions to estimates could result in the reversal of revenues and gross profit previously recognized. For the year ended December 31, 2010, approximately 72% of our revenues were derived from percentage-of-completion accounting.

Our recognition of revenues from change orders, extra work or variations in the scope of work could be subject to reversal in future periods.

We recognize revenues from change orders, extra work or variations in the scope of work as set forth in our written contracts with our clients when management believes that realization of these revenues is probable and the recoverable amounts can be reasonably estimated. We also factor in all other information that we possess with respect to the change order to determine whether the claim should be recognized at all and, if recognition is appropriate, what dollar amount of the claim should be recognized. Due to factors that we may not anticipate at the time of recognition, however, revenues ultimately received on these claims could be less than revenues that we recognized in a prior reporting period or periods, which could require us in subsequent reporting periods to reduce or reverse revenues and gross profit previously recognized.

Our success and growth strategy depends on our senior management and our ability to attract and retain qualified personnel.

We depend on our senior management for the success and future growth of the operations and revenues of our Company, and the loss of any member of our senior management could have an adverse impact on our operations. Such a loss may be a distraction to senior management as we search for a qualified replacement, could result in significant recruiting, relocation, training and other costs and could cause operational inefficiencies as a replacement becomes familiar with our business and operations.

In addition, we use a multi-level sales force structured around target markets and key accounts, focusing on marketing our products and services to engineers, consultants, administrators, technical staff and elected officials; we are dependent on our personnel to continue to develop improvements to our proprietary processes, including materials used and the methods of manufacturing, installation, coating and cathodic protection; and we require quality field personnel to effectively and profitably perform our work. Our success in attracting and retaining qualified personnel is dependent on the resources available in individual geographic areas and the impact on the labor supply of general economic conditions, as well as our ability to provide a competitive compensation package and work environment. Our failure to attract, train, integrate and retain qualified personnel could have a significant effect on our financial condition and results of operations.

Extreme weather conditions may adversely affect our operations.

We are likely to be impacted by weather extremes, such as excessive rain or hurricanes, typhoons, snow and ice or frigid temperatures, which may cause temporary, short-term anomalies in our operational performance in certain localized geographic regions. Although we can make no assurances as to the future, historically, these impacts have not been material to our operations as a whole. Delays and other weather impacts could adversely affect our ability to meet project deadlines and may increase a project's cost and decrease its profitability.

Certain of our Bayou facilities are located in a region that may be affected by natural disasters.

Certain of our Bayou facilities are located on the Gulf Coast in Louisiana. This region is subject to increased hurricane activity that can result in substantial flooding. Our Bayou facilities have in the past experienced damage due to winds and floods. Although we maintain flood loss insurance where necessary, a hurricane, flood or other natural disaster could result in significant damage to our facilities, recovery costs and interruption to certain of our operations.

Business operations could be adversely affected by terrorism.

The threat of, or actual acts of, terrorism may affect our operations around the world in unpredictable ways and may force an increase in security measures and cause disruptions in supplies and markets. If any of our facilities, including our manufacturing facilities, or if any of the projects we are working on, particularly in the energy and mining sector, were to be a direct target, or an indirect casualty, of an act of terrorism, our operations could be adversely affected. Corresponding instability in the financial markets as a result of terrorism also could adversely affect the ability to raise needed capital.

We may be liable to complete the work of our joint venture partners under our joint venture arrangements.

We enter into contractual joint ventures in order to develop joint bids on certain contracts. The success of these joint ventures depends largely on the satisfactory performance by our joint venture partners of their obligations under the joint venture. Under these joint venture arrangements, we may be required to complete our joint venture partner's portion of the contract if the partner is unable to complete its portion and a bond is not available. In such case, the additional obligations could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture.

A substantial portion of our raw materials is from a limited number of vendors, and we are subject to market fluctuations in the prices of certain commodities.

We purchase the majority of our fiber requirements for tube manufacturing from two sources. We believe, however, that alternate sources are readily available, and we continue to negotiate with other supply sources. The manufacture of the tubes used in our rehabilitation business is dependent upon the availability of resin, a petroleum-based product. We currently have qualified four resin suppliers from which we intend to purchase the majority of our resin requirements for our North American operations. For our European operations, we currently have qualified six resin suppliers and for our Asia-Pacific operations, we currently have qualified six resin suppliers. We believe that these and other sources of resin supply are readily available. Historically, resin prices have fluctuated on the basis of the prevailing prices of oil, and we anticipate that prices will continue to be heavily influenced by the events affecting the oil market.

The primary products and raw materials used by our Corrpro operations include zinc, aluminum, magnesium and other metallic anodes, as well as wire and cable. We believe that Corrpro has multiple sources available for these raw materials and is not dependent on any single vendor to meet its supply needs. The prices of these raw materials have historically been affected by the prices of energy, petroleum, steel and other commodities, tariffs and duties on imported materials and foreign currency and exchange rates. A significant increase in the prices of these raw materials could adversely affect our results of operations.

In addition, we purchase a significant volume of fuel to operate our trucks and equipment. At present, we do not engage in any type of hedging activities to mitigate the risks of fluctuating market prices for oil or fuel. A significant increase in the price of oil could cause an adverse effect on our cost structure that we may not be able to recover from our customers.

International trade tariffs and restrictions in the steel market may adversely affect our Bayou business.

The business of our subsidiary, Bayou, is heavily dependent on providing products and services to customers that import steel pipe into the United States from the international markets. To the extent that trade tariffs and other restrictions imposed by the United States increase the price of, or limit the amount of, steel pipe imported into the United States, the demand from Bayou's customers for Bayou's products and services will be diminished, which will adversely affect Bayou's revenues and profitability.

Our business depends upon the maintenance of our proprietary technologies and information.

We depend upon our proprietary technologies and information, most of which are no longer subject to patent protection. We rely principally upon trade secret and copyright laws to protect our proprietary technologies. We regularly enter into confidentiality agreements with our key employees, customers and potential customers and limit access to and distribution of our trade secrets and other proprietary information. These measures may not be adequate to prevent misappropriation of our technologies or to assure that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies. In addition, the laws of other countries in which we operate may not protect our proprietary rights to the same extent as the laws of the United States. We are also subject to the risk of adverse claims and litigation alleging infringement of intellectual property rights.

We are subject to a number of restrictive debt covenants under our senior notes and line of credit facility.

At December 31, 2010, we had $65.0 million in senior notes outstanding due April 2013. On March 31, 2009, we entered into a $115.0 million credit facility with a lending syndicate headed by Bank of America, N.A., which expires on March 31, 2012. The credit facility consists of a $65.0 million revolving line of credit and a $50.0 million three-year term loan. The entire amount of the term loan was drawn on March 31, 2009, in connection with our acquisition of Corrpro. At December 31, 2010, $32.5 million of the term loan was outstanding. At December 31, 2010, we had $16.6 million in letters of credit issued and outstanding and no other outstanding borrowings under our revolving line of credit. Our senior notes and our credit facility contain certain restrictive debt covenants and other customary events of default. These covenants limit the amount and type of debt we can incur and fixed charges as a measure of operating cash flow. Our ability to comply with these restrictive covenants may be affected by the factors described in this "Risk Factors" section of this Annual Report on Form 10-K and other factors outside our control. Failure to comply with one or more of these restrictive covenants may result in an event of default.

Upon an event of default, if not waived by our lenders, our lenders may declare all amounts outstanding as due and payable. At December 31, 2010, we were in compliance with all of our debt covenants as required under the senior notes and credit facility. If we are unable to comply with the restrictive covenants in the future, we would be required to obtain amendments or waivers from our lenders or secure another source of financing. If our current lenders accelerate the maturity of our indebtedness, we may not have sufficient capital available at that time to pay the amounts due to our lenders on a timely basis. In addition, these restrictive covenants may prevent us from engaging in transactions that benefit us, including responding to changing business and economic conditions and taking advantage of attractive business opportunities.

Our senior notes can be repaid at any time at par value plus a make-whole payment. The make-whole payment is calculated as the present value of the remaining interest payments discounted at a reinvestment rate equal to the yield on the United States Treasury security with a maturity equal to the average life to maturity plus 50 basis points. At December 31, 2010, this make-whole payment would have approximated $7.1 million.

Our sewer and water rehabilitation revenues are substantially dependent on municipal government spending.

Many of our customers are municipal governmental agencies and, as such, we are dependent on municipal spending. Spending by our municipal customers can be affected by local political circumstances, budgetary constraints and other factors. Consequently, future municipal spending may not be allocated to projects that would benefit our business or may not be allocated in the amounts or for the size of the projects that we anticipated. A decrease in municipal spending on such projects would adversely impact our revenues, results of operations and cash flows.

Cyclical downturns in the mining, oil and natural gas industries, or in the oilfield and mining services businesses, may have a material adverse effect on our financial condition or results of operations.

The mining, oil and natural gas industries are highly cyclical. Demand for the majority of our oilfield and mining products and services is substantially dependent on the level of expenditures by the mining, oil and natural gas industries for the exploration, development and production of mined minerals, crude oil and natural gas reserves, which are sensitive to the prices of these commodities and generally dependent on the industry's view of future mined mineral, oil and natural gas prices. There are numerous factors affecting the supply of and demand for our products and services, which include, but are not limited to:

- market prices of mined minerals, oil and natural gas and expectations about future prices;
- cost of producing mined minerals, oil and natural gas;
- the level of mining, drilling and production activity;
- the discovery rate of new oil and gas reserves;
- mergers, consolidations and downsizing among our clients;
- coordination by the Organization of Petroleum Exporting Countries (OPEC);
- the impact of commodity prices on the expenditure levels of our clients;
- financial condition of our client base and their ability to fund capital and maintenance expenditures;
- adverse weather conditions;
- civil unrest in oil-producing countries;
- level of consumption of minerals, oil, natural gas and petrochemicals by consumers; and
- availability of services and materials for our clients to grow their capital expenditures.

The mining, oil and natural gas industries have historically experienced periodic downturns, which have been characterized by diminished demand for our oilfield and mining products and services and downward pressure on the prices we charge. A significant downturn in the mining, oil and/or natural gas industries could result in a reduction in demand for oilfield services and could adversely affect our operating results.

The U.S. governmental and regulatory response to the Deepwater Horizon rig explosion and resulting oil spill could adversely impact our U.S. operations.

The April 20, 2010 Deepwater Horizon drilling rig explosion and the related oil spill in the Gulf of Mexico has significantly and adversely disrupted oil and gas exploration activities in the Gulf of Mexico. On May 28, 2010, the United States Department of the Interior issued an order imposing a six-month moratorium on all offshore deepwater drilling projects. On October 12, 2010, the Department of the Interior announced it was lifting the moratorium. After a six-month investigation, on January 11, 2011, the National Oil Spill Commission issued a report calling for tougher laws on offshore drilling. Although the moratorium has been lifted, the conditions for lifting the moratorium, further oversight, adoption of new safety requirements and policies regarding the approval of drilling permits, the restrictions on development and production activities in the Gulf of Mexico, and legislative efforts to increase or remove liability caps for claims of damages from oil spills could continue to have a significant impact on the offshore exploration and production industry and companies that serve that industry.

Our Energy and Mining segment provides services to this region. Although we cannot predict the long-term impact on our U.S. operations, a reduction in demand for the Company's services in this region could have an adverse impact on certain aspects of our business.

The general downturn in U.S. economic conditions, and specifically a downturn in the municipal bond market, may reduce our business prospects and decrease our revenues and cash flows.

Our business is affected by general economic conditions. Any extended weakness in the U.S. economy could reduce our business prospects and could cause decreases in our revenues and operating cash flows. Specifically, a downturn in the municipal bond market caused by an actual downgrade of monoline insurers could result in our municipal customers being required to spend municipal funds previously allocated to projects that would benefit our business to pay off outstanding bonds.

We conduct manufacturing, sales and distribution operations on a worldwide basis and are subject to a variety of risks associated with doing business outside the United States.

We maintain significant international operations, including operations in Canada, Europe, Asia-Pacific, Australia, the Middle East, South America and Latin America. For the years ended December 31, 2010 and 2009, 33.9% of our revenues were derived from international operations. We expect a significant portion of our revenues and profits to come from international operations and joint ventures for the foreseeable future and to continue to grow over time.

As a result, we are subject to a number of risks and complications associated with international manufacturing, sales, services and other operations. These include:

- difficulties in enforcing agreements and collecting receivables through some foreign legal systems;
- foreign customers with longer payment cycles than customers in the United States;
- tax rates in certain foreign countries that exceed those in the United States and foreign earnings subject to withholding requirements;
- tax laws that restrict our ability to use tax credits, offset gains, or repatriate funds;
- tariffs, exchange controls or other trade restrictions including transfer pricing restrictions when products produced in one country are sold to an affiliated entity in another country;
- abrupt changes in foreign government policies and regulations;
- unsettled political conditions;
- difficulties in enforcing intellectual property rights or weaker intellectual property right protections in some countries;
- hostility from local populations, particularly in the Middle East; and
- difficulties associated with compliance with a variety of laws and regulations governing international trade, including the Foreign Corrupt Practices Act.

To the extent that our international operations are affected by these unexpected and adverse foreign economic and political conditions, we may experience project disruptions and losses that could significantly reduce our revenues and profits.

Implementation and achievement of international growth objectives also may be impeded by political, social and economic uncertainties or unrest in countries in which we conduct operations or market or distribute our products. In addition, compliance with multiple, and potentially conflicting, international laws and regulations, import and export limitations, anti-corruption laws and exchange controls may be difficult, burdensome or expensive.

For example, we are subject to compliance with various laws and regulations, including the Foreign Corrupt Practices Act and similar anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. While our employees and agents are required to comply with these laws, we cannot assure you that our internal policies and procedures will always protect us from violations of these laws, despite our commitment to legal compliance and corporate ethics. The occurrence or allegation of these types of risks may adversely affect our business, performance, prospects, value, financial condition and results of operations.

We have international operations that are subject to foreign economic and political uncertainties and foreign currency fluctuation.

From time to time, our contracts may be denominated in foreign currencies, which will result in additional risk of fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. Changes in the value of foreign currencies could increase our U.S. dollar costs for, or reduce our U.S. dollar revenues from, our foreign operations. Any increased costs or reduced revenues as a result of foreign currency fluctuations could affect our profits.

Our backlog is an uncertain indicator of our future earnings.

Our backlog, which at December 31, 2010 was approximately $408.7 million, is subject to unexpected adjustments and cancellation. The revenues projected in this backlog may not be realized or, if realized, may not result in profits. We may be unable to complete some projects included in our backlog in the estimated time and, as a result, such projects could remain in the backlog for extended periods of time. To the extent that we experience project cancellation or scope adjustments, we could face a reduction in the dollar amount of our backlog and the revenues that we actually receive from such backlog.

Our bonding capacity may be limited in certain circumstances.

A significant portion of our projects require us to procure a bond to secure performance. From time to time, it may be difficult to find sureties who will provide the contract-required bonding at acceptable rates for reasons beyond our control (for example, as a result of changing political or economic conditions in a foreign country). With respect to our joint ventures, our ability to obtain a bond also may depend on the credit and performance risks of our joint venture partners, some of whom may not be as financially strong as we are. Our inability to obtain bonding on favorable terms could have a material adverse effect on our business.

Our efforts to develop new products and services or enhance existing products and services involve substantial research, development and marketing expenses, and the resulting new or enhanced products or services may not generate sufficient revenues to justify such expenses.

We place a high priority on developing new products and services, as well as enhancing our existing products and services. As a result of these efforts, we may be required to expend substantial research, development and marketing resources, and the time and expense required to develop a new product or service or enhance an existing product or service are difficult to predict. We cannot assure that we will succeed in developing, introducing and marketing new products or services or product or service enhancements. In addition, we cannot be certain that any new or enhanced product or service will generate sufficient revenues to justify the expenses and resources devoted to this product diversification effort.

We occasionally access the financial markets to finance a portion of our working capital requirements and support our liquidity needs. Our ability to access these markets may be adversely affected by factors beyond our control and could negatively impact our ability to finance our operations, meet certain obligations or implement our operating strategy.

We occasionally borrow under our existing credit facility to fund operations, including working capital investments. Market disruptions such as those experienced in the United States and abroad have materially impacted liquidity in the credit and debt markets, making financing terms for borrowers less attractive and, in certain cases, resulting in the unavailability of certain types of financing. Continued uncertainty in the financial markets may negatively impact our ability to access additional financing or to refinance our existing credit facility or existing debt arrangements on favorable terms or at all, which could negatively affect our ability to fund current and future expansion as well as future acquisitions and development. These disruptions may include turmoil in the financial services industry, volatility in the markets where our outstanding securities trade and general economic downturns in the areas where we do business. If we are unable to access funds at competitive rates, or if our short-term or long-term borrowing costs increase, our ability to finance our operations, meet our short-term obligations and implement our operating strategy could be adversely affected.

The execution of our growth strategy is dependent upon the continued availability of third-party financing arrangements for our customers.

The recent economic climate has resulted in tighter credit markets, which could adversely affect our customers' ability to secure the financing necessary to proceed or continue with pipe installation, rehabilitation, coating or cathodic protection projects. Our customers' or potential customers' inability to secure financing for projects could result in the delay, cancellation or downsizing of new projects or the suspension of projects already under contract, which could cause a decline in the demand for our services and negatively impact our revenues and earnings.

The market price of our common stock is highly volatile and may result in investors selling shares of our common stock at a loss.

The trading price of our common stock is highly volatile and subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

- actual or anticipated variations in quarterly operating results;
- changes in financial estimates by securities analysts that cover our stock or our failure to meet these estimates;
- conditions or trends in the U.S. sewer rehabilitation market;
- conditions or trends in mined materials, oil and natural gas markets;
- changes in municipal and corporate spending practices;
- a downturn of the municipal bond market or lending markets generally;
- changes in market valuations of other companies operating in our industries;
- announcements by us or our competitors of a significant acquisition or divestiture; and
- additions or departures of key personnel.

In addition, the stock market in general and the Nasdaq Global Select Market in particular have experienced extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of listed companies. Industry factors may seriously harm the market price of our common stock, regardless of our operating performance. Such stock price volatility could result in investors selling shares of our common stock at a loss.

Future sales of our common stock or equity-linked securities in the public market could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.

Sales of substantial numbers of additional shares of our common stock or any shares of our preferred stock, including sales of shares in connection with any future acquisitions, or the perception that such sales could occur, may have a harmful effect on prevailing market prices for our common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy obligations upon exercise of outstanding warrants or options or for other reasons. Our restated certificate of incorporation, as amended, provides that we have authority to issue 125,000,000 shares of common stock. As of December 31, 2010, 39,246,015 shares of common stock were issued and outstanding.

Provisions in our restated certificate of incorporation, as amended, could make it more difficult for a third party to acquire us or could adversely affect the rights of holders of our common stock or the market price of our common stock.

Our restated certificate of incorporation, as amended, provides that our Board of Directors has the authority, without any action of our stockholders, to issue up to 2,000,000 shares of preferred stock. Preferred stock may be issued upon such terms and with such designations as our Board of Directors may fix in its discretion, including with respect to: the payment of dividends upon our liquidation, dissolution or winding up; voting rights that dilute the voting power of our common stock; dividend rates; redemption or conversion rights; liquidation preferences; or voting rights.

In addition, our restated certificate of incorporation, as amended, provides that subject to the rights of the holders of any class or series of preferred stock set forth in our restated certificate of incorporation, as amended, the certificate of designation relating to such class or series of preferred stock, or as otherwise required by law, any stockholder action may be taken only at a meeting of stockholders and may not be effected by any written consent by such stockholders. The affirmative vote of the holders of at least 80% of the capital stock entitled to vote for the election of directors is required to amend, repeal or adopt any provision inconsistent with such arrangement.

These provisions could potentially be used to discourage attempts by others to obtain control of our Company through merger, tender offer, proxy, consent or otherwise by making such attempts more difficult or more costly, even if the offer may be considered beneficial by our stockholders. These provisions also may make it more difficult for stockholders to take action opposed by our Board of Directors or otherwise adversely affect the rights of holders of our common stock or the market price of our common stock.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Our present policy is to retain earnings to provide for the operation and expansion of our business. Any payment of cash dividends will depend upon our earnings, financial condition, cash flows, financing agreements and other factors deemed relevant by our Board of Directors. Furthermore, under the terms of certain debt arrangements to which we are a party, we are subject to certain limitations on paying dividends.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We own our executive offices located in Chesterfield, Missouri, a suburb of St. Louis, at 17988 Edison Avenue. We also own our research and development and training facilities in Chesterfield.

We own a liner manufacturing facility and a contiguous felt manufacturing facility in Batesville, Mississippi. Insituform Linings, our United Kingdom manufacturing company, owns certain premises in Wellingborough, United Kingdom, where its liner manufacturing facility is located.

Our wholly-owned subsidiary, Bayou Welding Works, L.L.C. owns a pipe yard in New Iberia, Louisiana. Commercial Coating Services International, LLC, another wholly-owned subsidiary, owns properties in Bakersfield, California and Conroe, Texas that are used as office space. Our subsidiary, Bayou Coating, L.L.C., owns a manufacturing facility in Baton Rouge, Louisiana. Our subsidiary, The Bayou Companies, LLC, leases approximately 217 acres from the Port of Iberia and other property owners in Louisiana of which certain portions have been subleased to our other Bayou subsidiaries.

Our joint venture subsidiary, Bayou Perma-Pipe Canada, Ltd., owns a pipe coating and insulation facility in Camrose, Alberta, Canada.

Corrpro, our wholly-owned subsidiary, owns certain office and warehouse space in Medina, Ohio. Its subsidiary, Corrpro Canada Inc., also owns certain premises in Edmonton, Alberta, Canada and Estevan, Saskatchewan, Canada used for office and warehouse space. In addition, our Corrpro subsidiary in the United Kingdom, Corrpro Companies Europe Ltd., owns an office and production facility in Stockton-on-Tees, United Kingdom.

We own or lease various operational facilities in the United States, Canada, Europe, Latin America and Asia-Pacific.

The foregoing facilities are regarded by management as adequate for the current requirements of our business.

Item 3. Legal Proceedings.

We are involved in certain actions incidental to the conduct of our business and affairs. Management, after consultation with legal counsel, does not believe that the outcome of any such actions will have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

Item 4A. Executive Officers of the Registrant.

Our executive officers, and their respective ages and positions with us, are as follows:

J. Joseph Burgess	52	President and Chief Executive Officer
David F. Morris	49	Senior Vice President, Chief Administrative Officer, General Counsel and Secretary
David A. Martin	43	Senior Vice President and Chief Financial Officer
Brian J. Clarke	51	Senior Vice President – Business Integration
Holly S. Sharp	39	Vice President – Human Resources and Environmental, Health and Safety
Kenneth L. Young	59	Vice President and Treasurer

J. Joseph Burgess has served as our President and Chief Executive Officer since April 2008. Mr. Burgess previously served as President and Chief Executive Officer of Veolia Water North America (a leading provider of water and wastewater services to municipal, federal and industrial customers) from 2005 until joining our Company in 2008. Prior to that, he was Chief Operating Officer of Veolia Water North America from 2003 to 2005 and Vice President and General Manager for the Northeast business center from 2002 to 2003. Previously, he was Executive Vice President for Water Systems Operations for Ogden Projects (later renamed Covanta Water; a subsidiary of Ogden Corporation that specialized in waste-to-energy projects for municipalities) from 1998 to 2003.

David F. Morris serves as our Senior Vice President, Chief Administrative Officer, General Counsel and Secretary. Mr. Morris served as our Vice President, General Counsel and Secretary beginning in January 2005 through April 2007, at which time he was promoted to Senior Vice President. Mr. Morris became our Chief Administrative Officer in August 2007. From March 1993 until January 2005, Mr. Morris was an attorney with the law firm of Thompson Coburn LLP, St. Louis, Missouri, most recently as a partner in its corporate and securities practice areas. Mr. Morris also served as Senior Vice President, Associate General Counsel and Secretary of Unified Financial Services, Inc., a diversified financial services company, from December 1999 to March 2004.

David A. Martin serves as our Senior Vice President and Chief Financial Officer. Mr. Martin served as our Vice President and Chief Financial Officer from August 2007 through April 2009, at which time he was promoted to Senior Vice President. Previously, he was Vice President and Controller since January 2006. Mr. Martin also served as our Corporate Controller for two years, following two and one-half years as finance director of our European operations. Mr. Martin joined our Company in 1993 from BDO Seidman, LLP, where he was a senior accountant.

Brian J. Clarke joined Insituform on February 14, 2011 and serves as our Senior Vice President – Business Integration. He most recently served as Executive Vice President, Business Support and General Counsel, as well as Chief Financial Officer and Chief Legal Officer, of Veolia Water North America (a leading provider of water and wastewater services to municipal, federal and industrial customers) from 2003 until he joined our Company. Mr. Clarke served as Vice President and General Counsel for the North American operations of United States Filter Corporation from 1999 to 2003. Previously, Mr. Clarke was a partner of Seyfarth, Shaw, Fairweather & Geraldson from 1997 to 1999.

Holly S. Sharp has served as our Vice President – Human Resources and Environmental, Health and Safety since June 2008. Previously, she served as our Senior Director-Human Resources and Environmental, Health and Safety and Director of Human Resources for our former tunneling operations. Prior to joining our Company in 2004, Ms. Sharp was Director of Labor Relations for Rental Service Corporation, a North American construction equipment rental company.

Kenneth L. Young has served as our Vice President and Treasurer since April 2009. Prior to joining Insituform, he served as the Chief Financial Officer, Secretary and Treasurer for Huttig Building Products, Inc., a public company based in St. Louis, Missouri, from 2005 to 2009. Prior to that, he served as Corporate Treasurer for MEMC Electronic Materials, a public company based in St. Louis, Missouri, from 1989 to 2005.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common shares, $.01 par value, are traded on The Nasdaq Global Select Market under the symbol "INSU". The following table sets forth the range of quarterly high and low sales prices for the years ended December 31, 2010 and 2009, as reported on The Nasdaq Global Select Market. Quotations represent prices between dealers and do not include retail mark-ups, mark-downs or commissions.

Period	High	Low
2010		
First Quarter	$ 28.37	$ 19.94
Second Quarter	28.38	19.10
Third Quarter	25.51	18.52
Fourth Quarter	28.52	21.06
2009		
First Quarter	$ 21.28	$ 11.42
Second Quarter	17.35	13.03
Third Quarter	20.50	15.10
Fourth Quarter	24.22	16.81

During the quarter ended December 31, 2010 we did not make any repurchases of our common stock, nor offer any equity securities that were not registered under the Securities Act of 1933, as amended. As of February 21, 2011, the number of holders of record of our common stock was 869.

Holders of common stock are entitled to receive dividends as and when they may be declared by our Board of Directors. Our present policy is to retain earnings to provide for the operation and expansion of our business. However, our Board of Directors will review our dividend policy from time to time and will consider our earnings, financial condition, cash flows, financing agreements and other relevant factors in making determinations regarding future dividends, if any. Under the terms of certain debt arrangements to which we are a party, we are subject to certain limitations on paying dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Long-Term Debt" for further discussion of such limitations.

The following table provides information as of December 31, 2010 with respect to the shares of common stock that may be issued under our existing equity compensation plans:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	1,976,416	$ 17.61	2,022,872
Equity compensation plans not approved by security holders (2)	274,273	14.55	–
Total	2,250,689	$ 17.24	2,022,872

(1) The number of securities to be issued upon exercise of granted/awarded options, warrants and rights includes 1,080,119 stock options, 732,979 stock awards and 163,318 deferred and restricted stock units outstanding at December 31, 2010.

(2) On April 14, 2008, we granted J. Joseph Burgess a non-qualified stock option to purchase 118,397 shares of our common stock, a performance-based award of 52,784 shares of restricted stock and a one-time award of 103,092 shares of restricted stock in connection with his appointment as our President and Chief Executive Officer. These awards were issued as "inducement grants" under the rules of the Nasdaq Global Select Market and, as such, were not issued pursuant to our 2006 Employee Equity Incentive Plan.

Performance Graph

The following performance graph compares the total stockholder return on our common stock to the S&P 500 Index and a composite group index for the past five years. In 2010, we changed our peer group index, which is now comprised of the following companies (collectively, the "New Peer Group"):

- Michael Baker Corporation
- Layne Christensen Company
- Granite Construction, Inc.
- MasTec, Inc.
- ENGlobal Corporation
- Sterling Construction Company, Inc.
- Dycom Industries, Inc.
- Kennametal, Inc.
- Global Industries, Ltd.
- Tetra Tech, Inc.
- Matrix Service Company
- Dril-Quip, Inc.
- Team, Inc.
- Willbros Group, Inc.

This change in composite group was made in order to establish a peer group that we believe more closely identifies with our business and industry and will provide a better comparison of returns. The Compensation Committee of our Board of Directors also reviews data for this peer group in establishing the compensation of our executive officers.

For the year ended December 31, 2009, the composite group index used for the comparison was comprised of the following companies (collectively, the "Old Peer Group"):

- Michael Baker Corporation
- Layne Christensen Company
- Chicago Bridge & Iron Company N.V.
- Granite Construction, Inc.
- Vectren Corporation
- MasTec, Inc.
- ENGlobal Corporation
- Sterling Construction Company, Inc.
- Quanta Services, Inc.
- Foster Wheeler, Ltd.
- Dycom Industries, Inc.
- American States Water Company
- Preformed Line Products Company
- Kennametal, Inc.

The graph assumes that $100 was invested in our common stock and each index on December 31, 2005 and that all dividends were reinvested.

Comparison of Five-Year Cumulative Return



250.00
200.00
150.00
100.00
50.00
0.00
2005
2006
2007
2008
2009
2010
Insituform Technologies Inc.
S&P 500 Index - Total Returns
New Peer Group
Old Peer Group

	2005	2006	2007	2008	2009	2010
Insituform Technologies, Inc.	$ 100.00	$ 133.51	$ 76.40	$ 101.64	$ 117.28	$ 136.86
S&P 500 Total Returns	100.00	115.79	122.16	76.97	97.33	112.00
Old Peer Group	100.00	123.23	206.85	101.53	114.82	129.23
New Peer Group	100.00	123.47	159.10	90.40	113.61	131.11

Notwithstanding anything set forth in any of our previous filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 which might incorporate future filings, including this Annual Report on Form 10-K, in whole or in part, the preceding performance graph shall not be deemed incorporated by reference into any such filings.

Item 6. Selected Financial Data.

The selected financial data set forth below has been derived from our consolidated financial statements contained in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K and previously published historical financial statements not included in this Annual Report on Form 10-K. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the footnotes, contained in this report.

	Years Ended December 31,				
	2010	2009[1][2]	2008	2007[3]	2006
	(In thousands, except per share amounts)				
INCOME STATEMENT DATA[4]:					
Revenues	$ 914,975	$ 726,866	$ 536,664	$ 495,570	$ 527,419
Operating income	87,035	49,117	33,882	13,530	36,311
Income from continuing operations	60,562	30,241	24,076	12,866	26,303
Loss from discontinued operations	(100)	(4,070)	(2,436)	(10,323)	(1,625)
Net income	60,462	26,171	21,640	2,543	24,678
Basic earnings (loss) per share:					
Income from continuing operations	1.55	0.81	0.87	0.47	0.97
Loss from discontinued operations	(0.01)	(0.11)	(0.09)	(0.38)	(0.06)
Net income	1.54	0.70	0.78	0.09	0.91
Diluted earnings (loss) per share:					
Income from continuing operations	1.54	0.81	0.86	0.47	0.96
Loss from discontinued operations	(0.01)	(0.11)	(0.09)	(0.38)	(0.06)
Net income	1.53	0.70	0.77	0.09	0.90
BALANCE SHEET DATA:					
Unrestricted cash and cash equivalents	$ 114,829	$ 106,064	$ 99,321	$ 78,961	$ 96,389
Working capital, net of unrestricted cash	178,262	125,088	115,681	117,862	77,466
Current assets[5]	466,586	405,006	324,672	309,289	310,364
Property, plant and equipment	160,529	148,435	71,423	73,368	76,432
Total assets[5]	921,787	856,294	549,306	541,140	550,069
Current maturities of long-term debt and notes payable	13,028	12,742	938	1,097	16,814
Long-term debt, less current maturities	91,715	101,500	65,000	65,000	65,046
Total liabilities[5]	306,606	312,772	178,317	185,882	209,277
Total stockholders' equity	605,806	538,052	367,977	352,241	338,611

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(1) 2009 results include expenses of $6.9 million related to the acquisitions of Bayou and Corrpro and $5.2 million recorded in the fourth quarter of 2009 in connection with the restructuring of our European operations and the closure of the Corrpro paint team business ($4.0 million of which is classified on the restructuring line of the income statement and $1.2 million of which is classified in operating expenses on the income statement).

(2) 2009 results include amounts from our acquisitions of Bayou and Corrpro from their acquisition dates of February 20, 2009 and March 31, 2009, respectively.

(3) Includes $17.9 million of exit charges recorded in 2007 in connection with the closure of our tunneling business.

(4) All amounts have been restated for the impact of discontinued operations.

(5) Includes current assets, total assets and total liabilities of discontinued operations for all periods.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Overview

We are a leading worldwide provider of proprietary technologies and services for rehabilitating sewer, water, energy and mining piping systems and the corrosion protection of industrial pipelines and structures. We offer one of the broadest portfolios of cost-effective solutions for rehabilitating aging or deteriorating pipelines and protecting new pipelines from corrosion. Our business activities include research and development, manufacturing, distribution, installation, coating and insulation, cathodic protection and licensing. Our products and services are currently utilized and performed in more than 70 countries across six continents. We believe that the depth and breadth of our products and services platform make us a leading "one-stop" provider for the world's pipeline rehabilitation and protection needs.

We are organized into five reportable segments: North American Sewer Rehabilitation, European Sewer Rehabilitation, Asia-Pacific Sewer Rehabilitation, Water Rehabilitation and Energy and Mining. We regularly review and evaluate our reportable segments. Market changes between the segments are typically independent of each other, unless a macroeconomic event affects both the sewer and water rehabilitation markets and the oil, mining and gas markets. These changes exist for a variety of reasons, including, but not limited to, local economic conditions, weather-related issues and levels of government funding.

Our long-term strategy consists of:

- expanding all of our businesses in key emerging markets such as India and Asia;
- growing our water rehabilitation business by leveraging our premier brand and experience of successfully innovating and delivering technologies and services and through selective acquisitions of companies and technologies;
- expanding our position in the growing and profitable energy and mining sector through organic growth, selective acquisitions of companies and by conducting complimentary product and technology acquisitions; and
- streamlining our rehabilitation operations in North America and in Europe by improving project execution, cost management practices, including the reduction of redundant fixed costs, and product mix; and by identifying opportunities to streamline key management functions and processes to improve our profitability.

Recent Acquisitions/Strategic Initiatives

In early 2009, we expanded our operations in the energy and mining sector to include pipe coating and cathodic protection services. On February 20, 2009, we acquired the business of The Bayou Companies LLC and its related entities ("Bayou"). Our Bayou business provides cost-effective solutions to energy and infrastructure companies primarily in the Gulf of Mexico and North America. Bayou's products and services include internal and external pipeline coating, lining, weighting and insulation. Bayou also provides specialty fabrication and services for offshore deepwater installations, including project management and logistics.

On March 31, 2009, we acquired Corrpro Companies, Inc. and its subsidiaries ("Corrpro"). Our Corrpro business offers a comprehensive line of fully-integrated corrosion protection products and services including: (i) engineering; (ii) product and material sales; (iii) construction and installation; (iv) inspection, monitoring and maintenance; and (v) coatings. Corrpro's specialty in the corrosion control market is cathodic protection, an electrochemical process that prevents corrosion in new structures and stops the corrosion process for existing structures.

On June 30, 2009, we acquired the shares of our joint venture partner, VSL International Limited, in Insituform Pacific Pty Limited ("Insituform-Australia") and Insituform Asia Limited ("Insituform-Hong Kong"), our former Australian and Hong Kong joint ventures, respectively, in order to expand our operations in both Australia and Hong Kong. These entities perform sewer and water pipeline rehabilitation services.

On October, 30, 2009, we expanded our coating and insulation services in Canada with our acquisition of the pipe coating and insulation facility and related assets of Garneau, Inc. through our joint venture Bayou Perma-Pipe Canada, Ltd. ("BPPC"). We hold a fifty-one percent (51%) majority interest in BPPC through our wholly-owned Canadian subsidiary, Insituform Technologies Limited. BPPC serves as our pipe coating and insulation operations in Canada.

On December 3, 2009, we acquired the twenty-five percent (25%) noncontrolling interest in our European CIPP tube manufacturing operation, now known as Insituform Linings Limited ("Insituform Linings"). Insituform Linings manufactures CIPP tube for our European sewer rehabilitation operation and third-party sales.

On January 29, 2010, we acquired our Singapore CIPP licensee, Insitu Envirotech (S.E. Asia) Pte Ltd ("Insituform-Singapore"), in order to expand our Singapore operations. Insituform-Singapore performs sewer rehabilitation services in Southeast Asia.

In February 2010, we expanded our pipe coating services through the formation of Delta Double Jointing L.L.C. ("Bayou Delta") through which we offer pipe jointing and other services for the steel-coated pipe industry. We, through our Bayou subsidiary, own a fifty-nine percent (59%) ownership interest in Bayou Delta with the remaining forty-one percent (41%) ownership belonging to Bayou Coating, L.L.C. ("Bayou Coating"), in which we, through our Bayou subsidiary, hold a forty-nine percent (49%) equity interest.

See Note 1 to the consolidated financial statements contained in this report for more information regarding our recent acquisitions and strategic initiatives.

Results of Operations

2010 Compared to 2009

	Years Ended December 31,		Increase (Decrease)	
	2010	2009	$	%
	(Dollars in thousands)			
Revenues	$ 914,975	$ 726,866	$ 188,109	25.9%
Gross profit	229,580	190,591	38,989	20.5
Gross profit margin	25.1%	26.2%	n/a	(1.1)
Operating expenses	144,245	130,555	13,690	10.5
Restructuring charges	–	4,025	(4,025)	n/m
Acquisition-related expenses (credit)	(1,700)	6,894	(8,594)	(124.7)
Operating income	87,035	49,117	37,918	77.2
Operating margin	9.5%	6.8%	n/a	2.7
Net income from continuing operations	60,562	30,241	30,321	100.3

Consolidated net income from continuing operations was $60.6 million in 2010, an increase of $30.3 million, or 100.3%, over 2009. The improvement was driven by an increase in revenues of $188.1 million, or 25.9%, due primarily to strong revenue growth in our Energy and Mining segment and the inclusion of a full year of revenues from our recently acquired Bayou and Corrpro operations and continued efforts in our North American Sewer Rehabilitation segment to monetize backlog. The increase in revenues was partially offset by declines in revenues in our European Sewer Rehabilitation segment. Additionally, net income from continuing operations was favorably impacted in 2010 by acquisition-related expenses of $1.7 million related to the reversal of a portion of the Bayou earnout. Net income from continuing operations was unfavorably impacted in 2009 by acquisition-related expenses of $6.9 million and restructuring charges of $5.2 million. The restructuring expenses included $4.0 million, which is classified on the restructuring line of the income statement, and $1.2 million, which is classified in operating expenses on the income statement. Net income from continuing operations increased $21.7 million, or 55.7%, when compared to 2009 net income excluding acquisition-related expenses and restructuring charges.

Consolidated operating expenses increased by $13.7 million, or 10.5%, to $144.2 million in 2010 from $130.6 million in 2009. The increase was due to the continued growth of our Energy and Mining and Asia-Pacific segments. The increase in operating expenses was partially offset by approximately $3.8 million from our cost reduction measures implemented by our European Sewer Rehabilitation business related to the 2009 restructuring.

In 2009, we incurred $6.9 million of acquisition-related expenses. Approximately $6.6 million of this amount was related to the acquisitions of Bayou and Corrpro. We also incurred $4.0 million in restructuring charges related to our European Sewer Rehabilitation business and the closure of the Corrpro paint team operation. The European restructuring charge was incurred to reorganize the business and position it for profitable growth and to reduce fixed costs. The reorganization includes exiting low-return geographies, combining operations and realigning responsibilities and functions in our European headquarters office. The restructuring charge was comprised of severance, lease termination, asset impairment and legal costs. The Corrpro paint team business, which painted United States Navy ships, was non-core to our other businesses. The amount of the charge related to the paint team business was approximately $0.7 million and was primarily comprised of severance and asset impairment costs.

2009 Compared to 2008

	Years Ended December 31,		Increase (Decrease)	
	2009	2008	$	%
	(Dollars in thousands)			
Revenues	$ 726,866	$ 536,664	$ 190,202	35.4%
Gross profit	190,591	129,597	60,994	47.1
Gross profit margin	26.2%	24.1%	n/a	2.1
Operating expenses	130,555	95,715	34,840	36.4
Restructuring charges	4,025	–	4,025	n/m
Acquisition-related expenses	6,894	–	6,894	n/m
Operating income	49,117	33,882	15,235	45.0
Operating margin	6.8%	6.3%	n/a	0.5
Net income from continuing operations	30,241	24,076	6,165	25.6

Consolidated net income from continuing operations was $30.2 million in 2009, an increase of $6.2 million, or 25.6%, over 2008. Net income from continuing operations was unfavorably impacted in 2009 by acquisition-related expenses of $6.9 million and restructuring charges of $5.2 million. The restructuring expenses included $4.0 million, which is classified on the restructuring line of the income statement, and $1.2 million, which is classified in operating expenses on the income statement. In 2008, results were favorably impacted by a $6.7 million gain (net of related costs) from a litigation settlement. Excluding the 2009 restructuring charges and acquisition-related expenses, net income from continuing operations increased $14.9 million, or 61.7%, year over year. The improvement was driven by an increase in revenues of $190.2 million, or 35.4%, due primarily to the inclusion of revenues from our recently acquired Bayou and Corrpro operations. The increase in revenues was partially offset by declines in revenues in our European Sewer Rehabilitation segment and United Pipeline Systems business. The increase in revenues was also partially offset by unfavorable impacts relating to foreign currencies on a consolidated basis. The increase in net income from continuing operations was also attributable to improved margins in our North American Sewer Rehabilitation and European Sewer Rehabilitation segments. Margin improvement in these segments was primarily due to project execution improvements and lower costs for fuel and resin.

Consolidated operating expenses increased by $34.8 million, or 36.4%, to $130.6 million in 2009 from $95.7 million in 2008. The increase was due to the inclusion of $41.3 million of operating expenses for Corrpro and Bayou, partially offset by expense reductions realized in our other operations. Approximately $11.3 million of operating expenses from our Bayou and Corrpro operations was for amortization and depreciation expense. The increase in operating expenses was partially offset by cost reduction measures implemented by our North American Sewer Rehabilitation business in the fourth quarter of 2008 and in 2009 and lower operating expenses in our European Sewer Rehabilitation business in 2009.

Segment Results

North American Sewer Rehabilitation Segment

	Years Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Revenues	$ 400,638	$ 354,418	$ 340,296
Gross profit	93,078	91,346	75,435
Gross profit margin	23.2%	25.8%	22.2%
Operating expenses	51,049	52,989	60,094
Operating income	42,029	38,357	15,341
Operating margin	10.5%	10.8%	4.5%

Revenues

Revenues increased by 13.0% in our North American Sewer Rehabilitation segment in 2010 to $400.6 million from $354.4 million in the prior year. Revenue growth was realized throughout most of our geographic markets, specifically, in the central and eastern regions of the United States. The increase was primarily due to the addition of crews in 2010 due to increased backlog levels as well as a $3.7 million increase in third-party tube sales from $11.5 million in 2009 to $15.2 million in 2010. In 2011, we expect to see modest revenue growth as we continue our focus on winning larger-diameter work and also evaluate the various CIPP markets in North America, redoubling our efforts in higher return markets and shedding lower return areas.

Contract backlog in our North American Sewer Rehabilitation segment at December 31, 2010 was $155.7 million. This represented a $25.2 million, or 13.9%, decrease from backlog at December 31, 2009. Overall, decreasing levels of backlog when compared to December 31, 2009 are reflective of our continued efforts to monetize backlog and a delay of bidding opportunities from the fourth quarter of 2010 into the first half of 2011. The western region of the United States had the largest drop in backlog due to market conditions, but was partially offset by increased backlog in the central United States as well as Canada.

Revenues increased by 4.1% in our North American Sewer Rehabilitation segment in 2009 to $354.4 million from $340.3 million in the prior year. The increase was primarily due to increased workable backlog in the second half of 2009. Third-party product sales in this segment were $11.5 million and $9.8 million in 2009 and 2008, respectively.

Gross Profit and Gross Profit Margin

Gross profit in our North American Sewer Rehabilitation segment increased by 1.9% to $93.1 million in 2010 compared to $91.3 million in 2009. Gross profit margins decreased 260 basis points from 25.8% in 2009 to 23.2% in 2010. The decrease in gross profit margin was primarily due to certain project execution issues related to cost overruns and project management weakness. Additionally, during 2010 our gross profit margin experienced pressure as a result of rising fuel and resin prices. We believe we were able to minimize the gross profit margin impact associated with increased fuel and resin costs through our estimating process.

Management is working aggressively and proactively to improve project management practices and implement additional training. We believe we can improve the gross profit margins in 2011 to 2009 levels. We are developing a project community of best practices by supporting project management resources including a thorough review of current practices, sharing lessons learned and instilling a high level of accountability and rigor. All these efforts will be made with a continued focus on increasing execution effectiveness and profitability. We will continue to optimize our vertical integration and manufacturing capabilities through the expansion of global third-party sales efforts and effective transfer pricing programs. During 2010, our manufacturing facilities experienced record levels of profit and we increased third-party tube sales gross profit compared to 2009.

Gross profit in our North American Sewer Rehabilitation segment increased by 21.1% to $91.3 million in 2009 compared to $75.4 million in 2008. The increase in gross profit was primarily due to our continued project execution improvements, profitability improvement initiatives and lower pricing for fuel and resin. Gross profit margin increased 360 basis points from 22.2% in 2008 to 25.8% in 2009. In addition, gross profit margin was boosted by increased third-party product sales.

Operating Expenses

Operating expenses decreased 3.7% in 2010 compared to 2009 primarily due to a continued focus on operational efficiencies and resource management as well as lower corporate allocations due to the growth of the Energy and Mining segment. Operating expenses, as a percentage of revenues, were 12.8% in 2010 compared to 15.0% in 2009.

Operating expenses decreased 11.8% in 2009 compared to 2008 due to the cost-cutting and performance improvement initiatives. Operating expenses, as a percentage of revenues, were 15.0% in 2009 compared to 17.7% in 2008.

Operating Income and Operating Margin

Operating income in this segment increased to $42.0 million in 2010 compared to $38.4 million in 2009, a 9.6% increase, primarily due to increased revenues and lower operating expenses, partially offset by lower gross profit margins. The North American Sewer Rehabilitation segment operating margin decreased to 10.5% in 2010 compared to 10.8% in 2009 driven by the lower gross profit margin levels previously discussed.

Operating income in this segment increased to $38.4 million in 2009 compared to $15.3 million in 2008, a 150.0% increase, primarily due to improved revenue, gross profit margin and lower operating expenses. Our North American Sewer Rehabilitation segment operating margin improved to 10.8% in 2009 compared to 4.5% in 2008.

European Sewer Rehabilitation Segment

	Years Ended December 31,		
	2010	2009	2008
		(Dollars in thousands)	
Revenues	$ 74,050	$ 85,993	$ 112,225
Gross profit	20,526	22,774	31,228
Gross profit margin	27.7%	26.5%	27.8%
Operating expenses	15,410	20,430	23,564
Restructuring charges	–	3,349	–
Operating income (loss)	5,116	(1,005)	7,664
Operating margin	6.9%	(1.2)%	6.8%

Revenues

In 2010, revenues in our European Sewer Rehabilitation segment decreased by 13.9% to $74.1 million from $86.0 million in 2009. This decrease was due primarily to lower contracting revenues as we exited the contracting markets of Belgium, Romania and Poland. Additionally, we experienced poor market conditions in France and the United Kingdom due to depressed economic conditions along with the implementation of austerity measures. Partially offsetting the decline in contracting revenues were increased revenues from our manufacturing facility, including increased third-party tube sales. In 2011, we expect modest growth for this segment due to an expected recovery in the United Kingdom and expanded third-party tube sales.

As previously announced, during the fourth quarter of 2009, we implemented a reorganization of our European business, where we decided to exit the contracting markets in Belgium, Romania and Poland. We also realigned responsibilities and combined operations, thereby reducing administrative overhead costs. The reorganization included the elimination of 34 positions throughout our operations in Europe. As part of the reorganization and as previously discussed, we acquired the 25% minority interest in our European CIPP tube manufacturing operation.

Contract backlog in this segment was $23.3 million at December 31, 2010. This represented a decrease of $13.9 million, or 37.3%, compared to December 31, 2009. The decrease was principally due to our exit from the contracting markets in Belgium, Romania and Poland as well as lower backlog in France.

In 2009, revenues in our European Sewer Rehabilitation segment decreased by 23.4% to $86.0 million from $112.2 million in the prior year. This decrease was due primarily to market weakness in the United Kingdom and unfavorable foreign currency impacts. In 2008, our revenues were favorably impacted by a $6.7 million gain (net of related costs) on a litigation settlement.

Gross Profit and Gross Profit Margin

Gross profit declined by $2.2 million, or 9.9%, to $20.5 million in 2010 compared to $22.8 million in 2009 due to lower revenue levels coupled with performance issues in France. However, gross profit margin increased from 26.5% to 27.7% due to increased profitability in manufacturing, increased third-party tube sales, better project execution, more disciplined cost management across the European business and our exiting less profitable markets.

We believe the 2009 reorganization positioned this business unit to continue the trend of increasing gross profit margin and declining operating expenses. It is allowing us to increase our focus on areas of profitable growth and reduce our risk in countries that have historically experienced poorer performance. We expect that our gross profit margin will continue to increase in 2011 as we improve operations in France and the United Kingdom, expand third-party product sales and pursue initiatives focused on generating an appropriate level of return.

Gross profit declined by $8.5 million, or 27.1%, to $22.8 million in 2009 compared to $31.2 million in 2008 due to the decrease in revenues as well as the inclusion in our 2008 results of the gain from the litigation settlement. Excluding the effects of the litigation settlement, gross profit margin increased from 21.9% to 26.5% due to increased profitability in manufacturing, better project execution and more disciplined cost management.

Operating Expenses

Operating expenses decreased by $5.0 million, or 24.4%, in 2010 compared to 2009, due to the 2009 reorganization as well as continued cost reduction efforts across all regions in Europe. As a result of the reorganization in 2009, we recorded a pre-tax restructuring charge of $4.6 million in the fourth quarter of 2009, of which $1.2 million was recorded in the operating expense line of the income statement. The restructuring charge consisted of employee severance and lease cancellation costs, along with write-downs of certain assets associated with the exit from various markets. We expect no further costs from this reorganization. Excluding the restructuring charges, operating expenses decreased $3.8 million, or 19.6%, in 2010 versus 2009.

Excluding the $4.6 million in restructuring charges, of which $1.2 million was recorded in operating expenses, operating expenses decreased by $4.4 million, or 18.5%, in 2009 compared to 2008 due to cost reduction efforts in France, Switzerland and the United Kingdom.

Operating Income (Loss) and Operating Margin

Lower operating expense, along with a higher gross profit margin in 2010 led to a $6.1 million improvement in operating income when compared to an operating loss of $1.0 million in 2009. Excluding restructuring charges in 2009, operating income increased $1.6 million, or 43.7%, from 2009 to 2010. In the same context, operating margin increased from 4.1% to 6.9%.

Lower revenues and gross profit in 2009 led to an $8.7 million operating income decline compared to 2008. Excluding restructuring charges in 2009 and the legal settlement in 2008, operating income increased $2.6 million from 2008 to 2009 due to gross profit margin expansion and lower operating expenses. In the same context, operating margin increased from 0.9% to 4.1%.

Asia-Pacific Sewer Rehabilitation Segment

	Years Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Revenues	$ 43,493	$ 33,256	$ 10,129
Gross profit	10,108	9,032	2,938
Gross profit margin	23.2%	27.2%	29.0%
Operating expenses	10,003	5,591	1,299
Acquisition-related expenses	–	22	–
Operating income	105	3,419	1,639
Operating margin	0.1%	10.3%	16.2%

Revenues

Revenues in our Asia-Pacific Sewer Rehabilitation segment increased by $10.2 million, or 30.8%, to $43.5 million in 2010 compared to $33.3 million in 2009. The increase was due primarily to the inclusion of a full-year of revenues from our Australia and Hong Kong operations, which had not been consolidated in the first two quarters of 2009, as well as the inclusion of revenue from Insituform-Singapore, which we acquired in January 2010. The increases mentioned above were partially offset by a revenue decline in India, primarily due to project delays as a result of the 2010 Commonwealth Games, which were held in 2010 in New Delhi, India, our primary market in India.

Contract backlog in our Asia-Pacific Sewer Rehabilitation segment increased to $79.8 million at December 31, 2010 from $57.4 million at December 31, 2009, an increase of 39.0%. This increase was principally due to growth in Hong Kong as well as the inclusion of backlog from our Singapore operation, which has been consolidated with our results since January 2010. With strong backlog and robust market conditions, we expect growth in each of our Asian markets in 2011.

Revenues in our Asia-Pacific Sewer Rehabilitation segment increased by $23.1 million to $33.3 million in 2009 compared to $10.1 million in 2008. The increase was due primarily to increased volume in our Indian operation and the inclusion of revenues from our Australia and Hong Kong operations, which had not been previously consolidated. We acquired 100% of each of these operations on June 30, 2009 (we previously owned 50% of each company). In 2009, Australia and Hong Kong contributed revenues of $3.1 million and $4.1 million, respectively.

Gross Profit and Gross Profit Margin

Gross profit in our Asia-Pacific Sewer Rehabilitation segment increased by $1.1 million, or 11.9%, in 2010 compared to 2009. Gross profit increased in all regions except India. The decrease in India was primarily due to revisions made in the cost to complete two projects. The main issue that caused us to revise the costs to complete for these two projects related to increased material costs, most notably, resin. The estimates to complete were based on using a type of resin ("filled resin") that was less expensive than other resins ("unfilled resin"). The projects ultimately required the use of the more expensive unfilled resin. In estimates to complete, the discount assumed from the use of the less expensive filled resin had to be removed. The adjustments made to the cost to complete resulted in one project being estimated to complete in a loss position. An accrual for the remaining expected loss of $0.3 million was recorded as of December 31, 2010. We do not believe that any further loss provisions will be required.

Our gross profit margin decreased to 23.2% compared to 27.2% in 2009 as this segment continues to grow into the contracting markets in Asia, but also due to the project write-downs in India. The contracting markets historically carry lower margins than the third party tube sales and royalties, which made up a larger percentage of this segment in prior years. We expect margins to improve in 2011 compared to 2010 as we complete lower margin projects and begin new projects.

Gross profit in our Asia-Pacific Sewer Rehabilitation segment increased by $6.1 million, or 207.4%, in 2009 compared to 2008. Our gross profit margin decreased to 27.2% compared to 29.0% in 2008. Gross profit margin decreased as we continued our move away from the third-party tube sale market into the contracting markets. In addition, gross profit margins were lower due to slower than anticipated progress on projects in India due to heavy rains during the monsoon season. Gross profit increased substantially in 2009 as a result of the increase in revenues, albeit at slightly lower margins.

Operating Expenses

Operating expenses increased by 78.9%, or $4.4 million, in 2010 compared to 2009 due principally to our continuing investments in our operation in India and the inclusion of expenses upon consolidation of our Australia, Hong Kong and Singapore operations. We are continuing our focus on business development efforts in international markets, which will require us to dedicate continuing resources to these efforts. Operating expenses, as a percentage of revenues, increased to 23.0% in 2010 compared to 16.9% in 2009.

Operating expenses increased by $4.3 million in 2009 compared to 2008 due principally to our continuing investments in our operations in India and the inclusion of expenses upon consolidation of our Australia and Hong Kong operations. In 2009, Australia and Hong Kong had operating expenses of $0.7 million and $0.6 million, respectively. We are continuing our focus on business development efforts in international markets, which will require us to dedicate additional resources to these efforts. Operating expenses, as a percentage of revenues, increased to 16.9% in 2009 compared to 12.8% in 2008.

Operating Income and Operating Margin

Improved revenues and gross profit, offset by lower gross profit margin and higher operating expenses, led to a $3.3 million, or 97.0%, decrease in operating income in 2010 compared to 2009. Operating margin declined to 0.1% in 2010 compared to 10.3% in 2009.

Improved revenues and gross profit, partially offset by higher operating expenses, led to an increase in operating income of $1.8 million in 2009 compared to 2008. Operating margin declined to 10.3% in 2009 compared to 16.2% in 2008. The decrease in operating margin was primarily the result of current year work being comprised of a higher mix of lower margin installation work versus third-party tube sales in the prior year.

Water Rehabilitation Segment

	Years Ended December 31,		
	2010	**2009**	**2008**
	(Dollars in thousands)		
Revenues	$ 14,548	$ 11,521	$ 13,447
Gross profit	559	254	1,745
Gross profit margin	3.8%	2.2%	13.0%
Operating expenses	1,895	2,832	3,403
Operating loss	(1,336)	(2,578)	(1,658)
Operating margin	(9.2)%	(22.4)%	(12.3)%

Revenues

Revenues increased by $3.0 million, or 26.3%, in our Water Rehabilitation segment in 2010 to $14.5 million from $11.5 million in 2009, due primarily to increased work in North America. Our Water Rehabilitation segment contract backlog was $3.8 million at December 31, 2010. This represented a decrease of $3.9 million, or 50.5%, compared to December 31, 2009. During 2009, we launched InsituMain®, our new pressure-rated, cured-in-place pipe system for the rehabilitation of water transmission and distribution mains. We believe this new product, coupled with our other Insituform Blue® water pipe rehabilitation products, firmly establishes us in the marketplace. We continue to believe that prospects for new orders and growth are getting stronger, and we anticipate growth in backlog over the coming quarters, after the winter months.

The financial results for our Water Rehabilitation segment were below our expectations in 2010, but we made continued progress with respect to the introduction of InsituMain®. During 2010, we executed InsituMain® projects across North America and received approval to complete projects in various new regions. These successful installations grew our execution capabilities, as potential customers evaluate their options to rehabilitate water infrastructure. Our method of lining and rehabilitating water infrastructure is now a viable and economic alternative to other methods available in the market. We will continue to demonstrate the commercial viability of InsituMain® through the execution of projects across North America. During 2010, we expanded the technical envelope of InsituMain® to 36 inches.

Revenues decreased by $1.9 million, or 14.3%, in our Water Rehabilitation segment in 2009 to $11.5 million from $13.4 million in 2008, due primarily to low workable backlog levels especially in Europe. Our Water Rehabilitation segment contract backlog was $7.7 million at December 31, 2009.

Gross Profit and Gross Profit Margin

In 2010, gross profit increased by $0.3 million, or 120.6%, to $0.6 million from $0.3 million in 2009. This increase was due principally to successful completion of several projects in North America. Our water rehabilitation business is still in a development stage. We continue to validate and test our newly-developed water rehabilitation products as we have successfully completed small- and medium-diameter work and continue to develop our large-diameter capability in the market.

In 2009, gross profit decreased by $1.5 million, or 85.4%, to $0.3 million from $1.7 million in 2008. This decrease was due principally to isolated project execution issues. Our gross profit margin percentage decreased by 1,080 basis points for the same period. Our water rehabilitation business was still in an early development stage during 2008.

Operating Expenses

Operating expenses decreased by $0.9 million to $1.9 million in 2010 from $2.8 million in 2009 as a result of a continuing effort of combining operations and project management resources with our North American Sewer Rehabilitation structure. Operating expenses as a percentage of revenues declined to 13.0% in 2010 compared to 24.6% in 2009.

Operating expenses decreased by $0.6 million to $2.8 million in 2009 from $3.4 million in 2008 due to combining operations and project management resources with our North American Sewer Rehabilitation structure during the first half of 2009. Operating expenses as a percentage of revenues declined to 24.6% in 2009 compared to 25.3% in 2008.

Operating Loss and Operating Margin

Operating loss decreased by $1.2 million, or 48.2%, to a loss of $1.3 million in 2010 compared to a loss of $2.6 million in 2009. During 2010, we experienced fewer execution errors and more opportunities to conduct pilot projects at cost. Operating margin improved to (9.2) % in 2010 compared to (22.4) % in 2009.

Operating loss increased by $0.9 million, or 55.3%, to $2.6 million in 2009 compared to $1.7 million in 2008. Operating margin declined to (22.4) % in 2009 compared to (12.3) % in 2008.

Energy and Mining Segment

	Years Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Revenues	$ 382,246	$ 241,678	$ 60,567
Gross profit	105,309	67,185	18,250
Gross profit margin	27.5%	27.8%	30.1%
Operating expenses	65,888	48,713	7,354
Acquisition-related expenses (credit)	(1,700)	6,872	–
Restructuring charges	–	676	–
Operating income	41,121	10,924	10,896
Operating margin	10.8%	4.5%	18.0%

Revenues

Revenues in our Energy and Mining segment increased by $140.1 million, or 58.2%, to $382.2 million in 2010 compared to $241.7 million in 2009. This increase was primarily due to significant growth in our pipe coating and Tite Liner® businesses. Additionally, the increase in revenues was due to the inclusion of a full year of results from our 2009 acquisitions of Bayou (February 20, 2009) and Corrpro (March 31, 2009) as well as the addition of double joint welding capabilities in the first quarter of 2010 and BPPC in October 2009. Our Energy and Mining segment is active in six primary geographic regions: the United States, Canada, Mexico, South America, the Middle East and Europe, and includes pipeline rehabilitation, pipe coating, design and installation of cathodic protection systems and welding services. During 2010, each of these product lines experienced growth in revenue. Revenue in our Energy and Mining segment is responsive to market conditions in the oil, gas and mining industries; however, portions of our Energy and Mining segment are somewhat insulated from market downturns as they are not entirely dependent on new pipelines or expansion, but rather on rehabilitation and maintenance and the opportunity for our customers to gain increased utilization and capacity through existing assets. In 2011, we expect improving global markets will lead to expansion within existing geographies for our corrosion engineering and industrial lining platforms as well as new geographies, specifically, in Asia and the Middle East.

Our Energy and Mining segment contract backlog decreased $34.1 million, or 18.9%, to $146.1 million at December 31, 2010 compared to December 31, 2009. This decrease was primarily driven by lower backlog in our pipe coating business as we experienced short-term lulls in availability of large diameter pipe coating projects towards the end of 2010. In 2009, backlog attributed to the 2009 acquisitions was $122.9 million.

The 2009 results for our Energy and Mining segment include our recently acquired Bayou and Corrpro businesses. 2009 revenues in our Energy and Mining segment increased to $241.7 million compared to revenues of $60.6 million in 2008 (prior to acquisitions). Revenues attributed to these acquisitions were $199.4 million in 2009. The increase in revenues was partially offset by a decline in revenues for our UPS, of $18.3 million, or 30.2%, compared to 2008 due primarily to the election by our customers to hold back larger projects and only proceed on projects deemed imperative as a result of lower commodity prices.

Gross Profit and Gross Profit Margin

Our Energy and Mining segment gross profit increased by $38.1 million, or 56.7%, to $105.3 million in 2010 compared to $67.2 million in 2009. The increase in gross profit year over year was partially due to the inclusion of a full-year of results for 2010 for our pipe coating and cathodic protection businesses compared to partial years in 2009. Also, the additions of double joint welding capabilities and BPPC contributed to the increase in gross profit. Gross profit margin percentages were strong in all areas of our Energy and Mining segment, most notably in our pipe coating business.

Our Energy and Mining segment gross profit increased by $48.9 million to $67.2 million in 2009 compared to $18.3 million in 2008. The contribution to gross profit from our newly acquired Bayou and Corrpro businesses was $52.7 million. Gross profit from our UPS business decreased by $3.8 million in 2009 compared to 2008, due primarily to lower revenues. Gross profit margin percentage declined 230 basis points from the prior year to 27.8% from 30.1%. This decline was principally due to the lower gross profit margin structure of our Bayou business. The gross profit margin percentage for our UPS business increased 410 basis points to 34.2% in 2009 compared to 30.1% in 2008 due to higher margin work in the United States during 2009.

Operating Expenses

Operating expenses in our Energy and Mining segment increased by $17.2 million, or 35.3%, in 2010 compared to 2009. The increase in operating expenses during 2010 was attributable to the inclusion of a full year of operating expenses related to the expansion of our service offerings within the Energy and Mining segment of $11.2 million and increased support and higher corporate allocations due to the growth within the segment. In 2009, the contribution to operating expenses from Bayou and Corrpro was $48.9 million, of which $6.9 million were acquisition-related expenses. As a percentage of revenues, our Energy and Mining operating expenses, exclusive of acquisition-related expenses and restructuring charges, were 17.2% in 2010 compared to 20.2% in 2009. Since the acquisitions of Bayou and Corrpro, we have identified and implemented approximately $5.2 million in cost reductions on an annualized run rate.

Operating expenses in our Energy and Mining segment increased by $48.9 million in 2009 compared to 2008. This significant increase in operating expenses was attributable to our acquisitions of Bayou and Corrpro. The contribution to operating expenses from Bayou and Corrpro was $48.9 million, of which $6.9 million were acquisition-related expenses. Our UPS business saw a decrease in operating expenses of $0.8 million to $6.6 million in 2009 from $7.4 million in 2008 due to cost cutting initiatives put in place in response to the economic downturn. As a percentage of revenues, our Energy and Mining operating expenses were 23.3% in 2009 compared to 12.1% in 2008.

Operating Income and Operating Margin

Operating income increased $30.2 million to $41.1 million in 2010 compared to $10.9 million in 2009. Operating income as a percentage of revenues increased to 10.8% in 2010 compared to 4.5% in 2009. The increase was due to the full year inclusion of Bayou and Corrpro and improved revenue levels partially offset by higher operating expenses.

Operating income remained relatively flat in 2009 compared to 2008. Operating income as a percentage of revenues decreased to 4.5% in 2009 compared to 18.0% in 2008. This decrease was due to acquisition costs allocated to the Energy & Mining segment and the lower gross profit margins.

Other Income (Expense)

Interest expense increased to $8.7 million in 2010 compared to $8.3 million in 2009 primarily related to a full year of interest expense associated with our acquisitions of Bayou and Corrpro and our outstanding loan from our Bayou joint venture in Canada. During 2009, we had nine months of interest expense as the credit facility was initiated on March 31, 2009 and two months of interest expense from the outstanding loan from our Bayou joint venture in Canada. Interest expense increased to $8.3 million in 2009 compared to $5.4 million in 2008. See "Liquidity and Capital Resources – Long-Term Debt" under this Item 7 for further discussion of debt instruments and related amendments.

Interest income decreased $0.2 million to $0.3 million in 2010 compared to $0.5 million in 2009, due primarily to lower deposit balances throughout the year and lower interest rates on collected balances. Interest income decreased $3.3 million to $0.5 million in 2009 compared to $3.8 million in 2008, due primarily to lower deposit balances throughout the year and significantly lower interest rates on collected balances.

Other income (expense) decreased $2.4 million to $(0.9) million in 2010 compared to $1.4 million in 2009. Other income decreased $0.2 million to $1.4 million in 2009 compared to $1.6 million in 2008.

Taxes on Income

Our effective tax rate in 2010 was 29.6% and was lower than the federal statutory rate due primarily to the benefit of income in jurisdictions with rates lower than the United States. We expect a slightly higher effective tax rate in 2011 due to increased income in jurisdictions with higher tax rates, such as the United States.

Our deferred tax liabilities in excess of deferred tax assets were $25.0 million, including a $5.1 million valuation allowance primarily related to foreign net operating losses. Deferred tax assets include $0.5 million of foreign tax credit carryforwards, which have no expiration dates, and $7.8 million in federal, state and foreign net operating loss carryforwards, net of applicable valuation allowances.

Our effective tax rate in 2009 was 29.4% and was lower than the federal statutory rate due primarily to the benefit of income in jurisdictions with rates lower than the U.S. rate.

Our effective tax rate in any given year is dependent in part on the level of taxable income we generate in each of the foreign jurisdictions in which we operate.

Equity in Earnings (Losses) of Affiliated Companies

Equity in earnings (losses) of affiliated companies was $7.3 million, $1.1 million and $(0.2) million in 2010, 2009 and 2008, respectively. The increase during 2010 was due to improvement in the results from Bayou Coating, our Bayou pipe coating joint venture in Baton Rouge, which has recovered from weak market conditions and low backlog that persisted during much of 2009. Additionally, a favorable income tax adjustment of $1.7 million also impacted our German joint venture in 2010 due to revisions of prior period tax rates. On June 30, 2009, we acquired the outstanding ownership interests of our joint venture partner, VSL International Limited, in Insituform-Hong Kong and Insituform-Australia. For all periods prior to June 30, 2009, these joint ventures were reported as equity in earnings (losses) of affiliated companies, net of tax. At June 30, 2009, Insituform-Hong Kong and Insituform-Australia were accounted for as fully consolidated entities and are no longer included in equity in earnings (losses) of affiliated companies for periods after June 30, 2009. Equity losses from Insituform-Hong Kong and Insituform-Australia prior to June 30, 2009 were $0.3 million for 2009 and $1.1 million for 2008.

Noncontrolling Interests

Noncontrolling interests were $(1.4) million, $(1.2) million and $(0.9) million in 2010, 2009 and 2008, respectively, and are the 49.5% interest in the net income of the contractual joint venture in India held by SPML and the 49% interest in the net income of BPPC held by Perma-Pipe. Additionally, in 2009 and 2008, noncontrolling interests were related to the 25% interest in the net income of Insituform Linings held by Per Aarsleff until December 2009. In the fourth quarter of 2009, we purchased the remaining 25% noncontrolling interest in Insituform Linings. See Note 1 to the consolidated financial statements contained in this report.

Loss from Discontinued Operations

Revenues from discontinued operations were $0.1 million, $(4.6) million and $6.5 million in 2010, 2009 and 2008, respectively. Losses from discontinued operations, net of income taxes, were $0.1 million, $4.1 million and $2.4 million in 2010, 2009 and 2008, respectively. The results in discontinued operations were due to the winding down of our tunneling business, which was announced in March 2007. The losses and expenses in this segment in 2010 were primarily related to legal expenses with respect to certain final tunneling matters. Discontinued operations experienced a net loss of $0.1 million, or $0.01, per diluted share in 2010. Approximately $1.3 million in equipment relating to discontinued operations remained as of December 31, 2010, and we continue to pursue the sale of the equipment through a variety of sources. We do not expect any activity in 2011 in the discontinued operations section as all material open matters have been resolved.

Contract Backlog

Contract backlog is our expectation of revenues to be generated from received, signed and uncompleted contracts, the cancellation of which is not anticipated at the time of reporting. Contract backlog excludes any term contract amounts for which there is not specific and determinable work released and projects where we have been advised that we are the low bidder, but have not formally been awarded the contract. The following table sets forth our consolidated backlog by segment:

	December 31,		
	2010	2009	2008
	(In millions)		
North American Sewer Rehabilitation	$ 155.7	$ 180.9	$ 150.8
European Rehabilitation	23.3	37.2	25.2
Asia-Pacific Sewer Rehabilitation	79.8	57.4	46.2
Water Rehabilitation	3.8	7.7	8.2
Energy and Mining	146.1	180.2	18.7
Total	$ 408.7	$ 463.4	$ 249.1

Although backlog represents only those contracts that are considered to be firm, there can be no assurance that cancellation or scope adjustments will not occur with respect to such contracts.

Liquidity and Capital Resources

Cash and Cash Equivalents

	December 31,	
	2010	2009
	(In thousands)	
Cash and equivalents	$ 114,829	$ 106,064
Restricted cash – in escrow	745	1,339

Restricted cash held in escrow relates to deposits made in lieu of retention on specific projects performed for municipalities and state agencies or advance customer payments and compensating balances for bank undertakings in Europe.

Sources and Uses of Cash

We expect the principal operational use of funds for the foreseeable future will be for capital expenditures, potential acquisitions, working capital and debt servicing. During 2010, capital expenditures were primarily for equipment for Bayou Delta, crew expansion in our North American Sewer Rehabilitation segment and supporting our growth in the Asia-Pacific market. We expect slightly lower levels of capital expenditures in 2011. At December 31, 2010, our cash balances were located worldwide for working capital and support needs.

Our primary source of cash is operating activities. We occasionally borrow under our line of credit to fund operating activities, including working capital investments. Information regarding our cash flows for 2010 and 2009 is discussed below and is presented in our consolidated statements of cash flows contained in this Report. Operating cash flow in 2010 declined over the prior year period primarily as a result of an increase in receivables, retainage and costs and estimated earnings in excess of billings partially offset by improved profitability. This increase in receivables, retainage, and costs and estimated earnings in excess of billings was due to increased revenues as well as a slight increase in days sales outstanding (referred to as DSOs). Our current cash flow, coupled with existing cash balances and other resources, should be sufficient to fund our ongoing operations in the next twelve months.

We completed a secondary public offering of our common stock in February 2009, from which we received net proceeds of $127.8 million. These proceeds were used to pay the purchase price for our acquisition of selected assets and liabilities of Bayou and the noncontrolling interests of certain subsidiaries of Bayou.

Cash Flows from Operations

Cash flows from continuing operating activities provided $53.5 million in 2010 compared to $58.3 million provided in 2009. The decrease in operating cash flow from 2010 to 2009 was primarily related to increased receivables and higher equity earnings in affiliated companies. Partially offsetting the decrease was increased earnings, deferred taxes and additional depreciation and amortization compared to 2009.

We used $44.9 million in 2010 compared to $5.8 million in 2009 in relation to working capital. The largest component of our working capital during 2010 was the use of $39.2 million for accounts receivable, retainage and cost and estimated earnings in excess of billings, of which $31.2 million is attributable to the increase in revenue during 2010. Our DSOs from continuing operations increased by four days to 99 at December 31, 2010 from 95 at December 31, 2009. DSOs have generally increased over the last two years. Due to the global economic downturn, customers, specifically municipalities, have increased their payable cycle which has created an increase in our DSOs. Additionally, we used $9.7 million for inventories, while accounts payable used $3.8 million. Notwithstanding these issues, we have increased our efforts to reduce DSOs in an effort to facilitate improvements in liquidity. Also, in 2010, we received $7.8 million as a return of equity from our affiliated companies.

Unrestricted cash increased to $114.8 million at December 31, 2010 from $106.1 million at December 31, 2009. The liquidation of our discontinued operations provided $0.4 million in 2010 compared to $6.2 million provided in 2009 as we have completed the last substantial aspects of discontinuing this business activity.

Cash Flows from Investing Activities

Investing activities from continuing operations used $39.0 million and $237.2 million in 2010 and 2009, respectively. We used $36.9 million in cash for capital expenditures in 2010 compared to $21.8 million in 2009. Capital expenditures were primarily for an increase in crews and equipment in our North American Sewer Rehabilitation segment, growth of our Asia-Pacific Sewer Rehabilitation segment and equipment purchases within our Energy and Mining segment for our Bayou Delta operation. Capital expenditures in 2010 and 2009 were partially offset by $0.5 million and $1.9 million, respectively, in proceeds received from asset disposals. In 2010, $0.7 million of non-cash capital expenditures were included in accounts payable and accrued expenditures. In addition, we used $1.3 million to acquire our licensee in Singapore. In 2009, we used $209.7 million, net of cash acquired, to acquire Bayou and Corrpro. The investing activities of our discontinued operations had no activity during 2010 compared to $0.8 million provided in 2009. In 2011, we expect to spend approximately $30.0 million on capital expenditures.

Cash Flows from Financing Activities

Cash flows from financing activities from continuing operations used $5.3 million in 2010 compared to $172.8 million provided in 2009. In 2010, we received $2.6 million from the holders of the noncontrolling interests in Bayou Delta and Insituform-India. Additionally, we distributed $0.4 million of income to our non-controlling interest's partners. In 2009, we received proceeds of $50.0 million from a term loan used for the acquisition of Corrpro. In addition, we received $127.8 million from our public offering of common stock used for the acquisition of Bayou. During 2009, we paid dividends of $1.0 million to the holder of the noncontrolling interest in Insituform Linings, our United Kingdom manufacturing operation. During the fourth quarter of 2009, we used $4.0 million to purchase the remaining 25% noncontrolling interest of Insituform Lining. Also, we received an aggregate of $4.1 million as investments from the holders of the noncontrolling interests in Insituform-India and BPPC.

Long-Term Debt

On March 31, 2009, we entered into a Credit Agreement with Bank of America, N.A., as Administrative Agent, Fifth Third Bank, U.S. Bank, National Association, Compass Bank, JPMorgan Chase Bank, N.A., Associated Bank, N.A. and Capital One, N.A. (the "Credit Facility"). The Credit Facility is unsecured and initially consisted of a $50.0 million term loan and a $65.0 million revolving line of credit, each with a maturity date of March 31, 2012. We have the ability to increase the amount of the borrowing commitment under the Credit Facility by up to $25.0 million in the aggregate upon the consent of the lenders.

At our election, borrowings under the Credit Facility bear interest at either (i) a fluctuating rate of interest equal on any day to the higher of Bank of America, N.A.'s announced prime rate, the Federal Funds Rate plus 0.50% or the one-month LIBOR plus 1.0%, plus in each case a margin ranging from 1.75% to 3.00%, or (ii) rates of interest fixed for one, two, three or nine months at the British Bankers Association LIBOR Rate for such period plus a margin ranging from 2.75% to 4.00%. The applicable margins are determined quarterly based upon our consolidated leverage ratio. The annualized rate on outstanding borrowings under the Credit Facility at December 31, 2010 was 3.28%.

In connection with our acquisition of Corrpro on March 31, 2009, we borrowed the entire amount of the term loan of $50.0 million and approximately $7.5 million under the revolving line of credit, which was subsequently repaid. See Note 5 to the consolidated financial statements contained in this report for more information.

As of December 31, 2010, we had $16.6 million in letters of credit issued and outstanding under the Credit Facility. Of such amount, (i) $12.5 million was collateral for the benefit of certain of our insurance carriers, (ii) $1.7 million was collateral for work performance obligations and (iii) $2.4 million was for security in support of working capital needs of Insituform-India and the working capital and performance bonding needs of Insituform-Australia.

Our total indebtedness at December 31, 2010 consisted of the Company's $65.0 million 6.54% Senior Notes, Series 2003-A, due April 24, 2013, $32.5 million of the original $50.0 million term loan and $3.0 million of third party notes and other bank debt. In connection with the formation of BPPC, we and Perma-Pipe Inc. loaned the joint venture an aggregate of $8.0 million for the purchase of capital assets and for operating purposes. Of such amount, $4.2 million is included in our consolidated financial statements as third-party debt. Under the terms of the Senior Notes, Series 2003-A, prepayment could cause us to incur a "make-whole" payment to the holder of the notes. At December 31, 2010, this make-whole payment would have approximated $7.1 million.

Our Senior Notes and Credit Facility are subject to certain financial covenants, including a consolidated financial leverage ratio and consolidated fixed charge coverage ratio. The Senior Notes and Credit Facility also provide for events of default, including, in the event of non-payment or certain defaults under other outstanding indebtedness. We were in compliance with each of these covenants at December 31, 2010.

We believe that we have adequate resources and liquidity to fund future cash requirements and debt repayments with cash generated from operations, existing cash balances and additional short- and long-term borrowings for the next twelve months. We expect cash generated from operations to continue to improve going forward due to increased profitability, improved working capital management initiatives and additional cash flows generated from businesses acquired in 2009 and 2010.

Disclosure of Contractual Obligations and Commitments

We have entered into various contractual obligations and commitments in the course of our ongoing operations and financing strategies. Contractual obligations are considered to represent known future cash payments that we are required to make under existing contractual arrangements, such as debt and lease agreements. These obligations may result from both general financing activities or from commercial arrangements that are directly supported by related revenue-producing activities. Commercial commitments represent contingent obligations, which become payable only if certain pre-defined events were to occur, such as funding financial guarantees. See Note 9 to the consolidated financial statements contained in this report for further discussion regarding our commitments and contingencies.

We have entered into several contractual joint ventures in order to develop joint bids on contracts for our installation business. In these cases, we could be required to complete the joint venture partner's portion of the contract if the partner were unable to complete its portion. We would be liable for any amounts for which we could not complete the work and for which a third-party contractor could not be located to complete the work for the amount awarded in the contract. While we would be liable for additional costs, these costs would be offset by any related revenues due under that portion of the contract. We have not experienced any material adverse results from such arrangements. Based on these facts, we currently do not anticipate any future material adverse impact on our consolidated financial position, results of operations or cash flows from our contractual joint ventures.

The following table provides a summary of our contractual obligations and commercial commitments as of December 31, 2010 (in thousands). This table includes cash obligations related to principal outstanding and interest under existing debt arrangements and operating leases.

	Payments Due by Period						
Cash Obligations[(1)(2)(3)(4)(5)]	**Total**	**2011**	**2012**	**2013**	**2014**	**2015**	**Thereafter**
Long-term debt	$ 101,715	$ 10,000	$ 26,715	$ 65,000	$ –	$ –	$ –
Interest on long-term debt	12,198	5,436	4,637	2,125	–	–	–
Operating leases	40,277	13,258	10,804	7,206	4,499	2,855	1,655
Total contractual cash obligations	$ 154,190	$ 28,694	$ 42,156	$ 74,331	$ 4,499	$ 2,855	$ 1,655

(1) Cash obligations are not discounted. See Notes 5 and 9 to the consolidated financial statements contained in this report regarding our long-term debt and credit facility and commitments and contingencies, respectively.

(2) In March 2009, we borrowed the entire amount of $50.0 million term loan, of which $32.5 million was outstanding at December 31, 2010. We also had $16.6 million for non-interest bearing letters of credit outstanding as of December 31, 2010, $12.5 million of which was collateral for insurance, $1.7 million of which was collateral for work performance obligations and $2.4 million was for security in support of working capital needs of Insituform-India and the working capital and performance bonding needs of Insituform-Australia.

(3) Liabilities related to Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes,* have not been included in the table above because we are uncertain as to if or when such amounts may be settled.

(4) There were no material purchase commitments at December 31, 2010.

(5) The Corrpro pension funding was excluded from this table as the amounts are immaterial.

Off-Balance Sheet Arrangements

We use various structures for the financing of operating equipment, including borrowings, operating leases and sale-leaseback arrangements. All debt is presented in the balance sheet. Our future commitments were $154.2 million at December 31, 2010. We also have exposure under performance guarantees by contractual joint ventures and indemnification of our surety. However, we have never experienced any material adverse effects to our consolidated financial position, results of operations or cash flows relative to these arrangements. All of our unconsolidated joint ventures are accounted for using the equity method. We have no other off-balance sheet financing arrangements or commitments. See Note 9 to our consolidated financial statements contained in this report regarding commitments and contingencies.

Critical Accounting Policies

Discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the financial statement dates. Actual results may differ from these estimates under different assumptions or conditions.

Some accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. We believe that our critical accounting policies are those described below. For a detailed discussion on the application of these and other accounting policies, see Note 2 to the consolidated financial statements contained in this report.

Revenue Recognition – Percentage-of-Completion Method

We recognize revenues and costs as construction, engineering and installation contracts progress using the percentage-of-completion method of accounting, which relies on total expected contract revenues and estimated total costs. Under this method, estimated contract revenues and resulting gross profit margin are recognized based on actual costs incurred to date as a percentage of total estimated costs. We follow this method since reasonably dependable estimates of the revenues and costs applicable to various elements of a contract can be made. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenues and gross profit are subject to revisions as the contract progresses to completion. Total estimated costs, and thus contract gross profit, are impacted by changes in productivity, scheduling and the unit cost of labor, subcontracts, materials and equipment. Additionally, external factors such as weather, customer needs, customer delays in providing approvals, labor availability, governmental regulation and politics also may affect the progress and estimated cost of a project's completion and thus the timing of revenue recognition and gross profit. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. When current estimates of total contract costs indicate that the contract will result in a loss, the projected loss is recognized in full in the period in which the loss becomes evident. Revenues from change orders, extra work, variations in the scope of work and claims are recognized when it is probable that they will result in additional contract revenue and when the amount can be reliably estimated.

Many of our contracts provide for termination of the contract at the convenience of the customer. If a contract were terminated prior to completion, we would typically be compensated for progress up to the time of termination and any termination costs. In addition, many contracts are subject to certain completion schedule requirements with liquidated damages in the event schedules are not met as the result of circumstances that are within our control. Losses on terminated contracts and liquidated damages have historically not been significant.

Bayou is party to certain contracts that provide for multiple value-added coating and welding services to customer pipe for use in pipelines in the energy and mining industries, which we consider to be multiple deliverables. We recognize revenue for each deliverable as a separate unit of accounting under the accounting guidance of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605, *Revenue Recognition* ("FASB ASC 605"). Each service, or deliverable, we provide under these contracts could be performed without the other services. Additionally, each service is separately priced, has stand-alone value and the fair value of each service can be readily determined. Performance of each of the deliverables is observable due to the nature of the services. Customer inspection typically occurs at the completion of each service before another service is performed.

Equity-Based Compensation

We record expense for equity-based compensation awards, including stock appreciation rights, restricted shares of common stock, performance awards, stock options and stock units based on the fair value recognition provisions contained in FASB ASC 718, *Compensation—Stock Compensation* ("FASB ASC 718"). Fair value of stock option awards is determined using an option pricing model that is based on established principles of financial economic theory. Assumptions regarding volatility, expected term, dividend yield and risk-free rate are required for valuation of stock option awards. Volatility and expected term assumptions are based on our historical experience. The risk-free rate is based on a U.S. Treasury note with a maturity similar to the option award's expected term. Fair value of restricted stock, restricted stock unit and deferred stock unit awards is determined using our closing stock price on the award date. The shares of restricted stock and restricted stock units that are awarded are subject to performance and service restrictions. We make forfeiture rate assumptions in connection with the valuation of restricted stock and restricted stock unit awards that could be different than actual experience. Discussion of our application of FASB ASC 718 is described in Note 7 to the consolidated financial statements contained in this report.

Taxation

We provide for estimated income taxes payable or refundable on current year income tax returns, as well as the estimated future tax effects attributable to temporary differences and carryforwards, in accordance with FASB ASC 740, *Income Taxes* ("FASB ASC 740"). FASB ASC 740 also requires that a valuation allowance be recorded against any deferred tax assets that are not likely to be realized in the future. The determination is based on our ability to generate future taxable income and, at times, is dependent on our ability to implement strategic tax initiatives to ensure full utilization of recorded deferred tax assets. Should we not be able to implement the necessary tax strategies, we may need to record valuation allowances for certain deferred tax assets, including those related to foreign income tax benefits. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowances recorded against net deferred tax assets.

In accordance with FASB ASC 740, tax benefits from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. In addition, this recognition model includes a measurement attribute that measures the position as the largest amount of tax that is greater than 50% likely of being realized upon ultimate settlement in accordance with FASB ASC 740. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We recognize tax liabilities in accordance with FASB ASC 740 and we adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined. While we believe the resulting tax balances as of December 31, 2010 and 2009 were appropriately accounted for in accordance with FASB ASC 740, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material.

Long-Lived Assets (including Goodwill)

Property, plant and equipment, goodwill and other identified intangibles (primarily patents, trademarks, licenses and non-compete agreements) are recorded at cost and, except for goodwill, are amortized on a straight-line basis over their estimated useful lives. Changes in circumstances such as technological advances, changes to our business model or changes in our capital strategy can result in the actual useful lives differing from our estimates. If we determine that the useful life of our property, plant and equipment or our identified intangible assets should be changed, we would depreciate or amortize the net book value in excess of the salvage value over its revised remaining useful life, thereby increasing or decreasing depreciation or amortization expense.

Long-lived assets, including property, plant and equipment and other intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include:

- significant underperformance in a region relative to expected historical or projected future operating results;
- significant changes in the use of the assets of a region or the strategy for the region;
- significant negative industry or economic trends;
- significant decline in our stock price for a sustained period; and
- market capitalization significantly less than net book value.

Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. The estimate of cash flow is based upon, among other things, assumptions about expected future operating performance. Our estimates of undiscounted cash flow may differ from actual cash flow due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

Under FASB ASC 350, *Intangibles – Goodwill and Other* ("FASB ASC 350"), we assess recoverability of goodwill on an annual basis or when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Our annual assessment was last completed as of October 1, 2010. An impairment charge will be recognized to the extent that the implied fair value of the goodwill balances for each reporting unit is less than the related carrying value. Factors that could potentially trigger an impairment review include (but are not limited to):

- significant underperformance of a segment relative to expected, historical or projected future operating results;
- significant negative industry or economic trends;
- significant changes in the strategy for a segment including extended slowdowns in the segment's market;
- a decrease in our market capitalization below our book value for an extended period of time; and
- a significant change in regulations.

Our recorded goodwill by reportable segment was as follows at December 31, 2010 (in millions):

North American Sewer Rehabilitation	$ 102.3
European Sewer Rehabilitation	19.8
Asia-Pacific Sewer Rehabilitation	5.0
Energy and Mining	55.0
Total goodwill	$ 182.1

No goodwill was recorded for the Water Rehabilitation segment at December 31, 2010. The recorded goodwill related to the Asia-Pacific Sewer Rehabilitation segment is the result of our acquisitions of Insituform-Hong Kong and Insituform-Australia (see Note 1 to our consolidated financial statements contained in this report). The recorded goodwill related to our Energy and Mining segment is the result of our acquisitions of Bayou and Corrpro (see Note 1 to our consolidated financial statements contained in this report). In accordance with the provisions of FASB ASC 350, we determined the fair value of our reporting units at the annual impairment assessment date and compared such fair value to the carrying value of those reporting units to determine if there were any indication of goodwill impairment. Our reporting units for purposes of assessing goodwill are North American Sewer Rehabilitation, European Sewer Rehabilitation, Asia-Pacific Sewer Rehabilitation, UPS, Bayou and Corrpro.

Fair value of reporting units is determined using a combination of two valuation methods: a market approach and an income approach with each method given equal weight in determining the fair value assigned to each reporting unit. Absent an indication of fair value from a potential buyer or similar specific transaction, we believe the use of these two methods provides a reasonable estimate of a reporting unit's fair value. Assumptions common to both methods are operating plans and economic projections, which are used to project future revenues, earnings and after-tax cash flows for each reporting unit. These assumptions are applied consistently for both methods.

The market approach estimates fair value by first determining earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples for comparable publicly-traded companies with similar characteristics of the reporting unit. The EBITDA multiples for comparable companies are based upon current enterprise value. The enterprise value is based upon current market capitalization and includes a 15% control premium. Management believes this approach is appropriate because it provides a fair value estimate using multiples from entities with operations and economic characteristics comparable to our reporting units.

The income approach is based on projected future (debt-free) cash flows that are discounted to present value using factors that consider timing and risk of future cash flows. Management believes this approach is appropriate because it provides a fair value estimate based upon the reporting unit's expected long-term operating cash flow performance. Discounted cash flow projections are based on financial forecasts developed from operating plans and economic projections, growth rates, estimates of future expected changes in operating margins, terminal value growth rates, future capital expenditures and changes in working capital requirements. Estimates of discounted cash flows may differ from actual cash flows due to, among other things, changes in economic conditions, changes to business models, changes in our weighted average cost of capital or changes in operating performance.

Significant assumptions used in the October 2010 review included: (i) five- to eight-year compound annual growth rates ranging from 2% to 35%; (ii) terminal values for each reporting unit using a long-term growth rate of 3%; and (iii) discount rates ranging from 13.0% to 17.0%. If actual results differ from estimates used in these calculations, we could incur future impairment charges. During our assessment of the reporting units' fair values in relation to their respective carrying values, all six reporting units had a fair value in excess of 20% of their carrying value.

Recently Adopted Accounting Pronouncements

See Note 2 to the consolidated financial statements contained in this report.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market Risk

We are exposed to the effect of interest rate changes and of foreign currency and commodity price fluctuations. We currently do not use derivative contracts to manage interest rate and commodity risks. From time to time, we may enter into foreign currency forward contracts to fix exchange rates for net investments in foreign operations to hedge our foreign exchange risk.

Interest Rate Risk

The fair value of our cash and short-term investment portfolio at December 31, 2010 approximated carrying value. Given the short-term nature of these instruments, market risk, as measured by the change in fair value resulting from a hypothetical 100 basis point change in interest rates, would not be material.

Our objectives in managing exposure to interest rate changes are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, we maintain fixed rate debt whenever favorable. At December 31, 2010 and 2009, the estimated fair value of our long-term debt was approximately $106.0 million and $114.5 million, respectively. Fair value was estimated using market rates for debt of similar risk and maturity. Market risk related to the potential increase in fair value resulting from a hypothetical 100 basis point increase in our debt specific borrowing rates at December 31, 2010 would result in a $0.3 million increase in interest expense. The increase in interest expense would be partially offset by the interest rate swap agreement discussed below.

In May 2009, we entered into an interest rate swap agreement, for a notional amount of $25.0 million, which expires in March 2012. The swap notional amount mirrors the amortization of $25.0 million of our $50.0 million term loan. The swap requires us to make a monthly fixed rate payment of 1.63% calculated on the amortizing $25.0 million notional amount, and provides for us to receive a payment based upon a variable monthly LIBOR interest rate calculated on the amortizing $25.0 million notional amount. The receipt of the monthly LIBOR-based payment offsets a variable monthly LIBOR-based interest cost on a corresponding $25.0 million portion of our term loan. This interest rate swap is used to hedge the interest rate risk associated with the volatility of monthly LIBOR rate movement, and is accounted for as a cash flow hedge.

Foreign Exchange Risk

We operate subsidiaries and are associated with licensees and affiliated companies operating solely outside of the U.S. and in foreign currencies. Consequently, we are inherently exposed to risks associated with the fluctuation in the value of the local currencies compared to the U.S. dollar. At December 31, 2010, a substantial portion of our cash and cash equivalents were denominated in foreign currencies, and a hypothetical 10.0% change in currency exchange rates could result in an approximate $6.4 million impact to our equity through accumulated other comprehensive income.

In order to help mitigate this risk, we may enter into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations. We do not engage in hedging transactions for speculative investment reasons. There can be no assurance that our hedging operations will eliminate or substantially reduce risks associated with fluctuating currencies. At December 31, 2010, there were no material foreign currency hedge instruments outstanding. See Note 10 to the consolidated financial statements contained in this report for additional information and disclosures regarding our derivative financial instruments.

Commodity Risk

We have exposure to the effect of limitations on supply and changes in commodity pricing relative to a variety of raw materials that we purchase and use in our operating activities, most notably resin, iron ore, chemicals, staple fiber, fuel, metals and pipe. We manage this risk by entering into agreements with certain suppliers utilizing a request for proposal, or RFP, format and purchasing in bulk, and advantageous buying on the spot market for certain metals, when possible. We also manage this risk by continuously updating our estimation systems for bidding contracts so that we are able to price our products and services appropriately to our customers. However, we face exposure on contracts in process that have already been priced and are not subject to any cost adjustments in the contract. This exposure is potentially more significant on our longer-term projects.

We obtain a majority of our global resin requirements, one of our primary raw materials, from multiple suppliers in order to diversify our supplier base and thus reduce the risks inherent in concentrated supply streams. We have qualified a number of vendors in North America, Europe and Asia that can deliver, and are currently delivering, proprietary resins that meet our specifications.

Iron ore inventory balances are managed according to our anticipated volume of concrete weight coating projects. We obtain the majority of our iron ore from a limited number of suppliers, and pricing can be volatile. Iron ore is typically purchased near the start of each project. Concrete weight coating revenue accounts for a small percentage of our overall revenues.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).

Under the supervision and with the participation of Company management, including the Chief Executive Officer (the principal executive officer) and the Chief Financial Officer (the principal financial officer), an evaluation was performed of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In performing this evaluation, management employed the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.*

Based on the criteria set forth in *Internal Control – Integrated Framework*, management, including the Company's Chief Executive Officer and its Chief Financial Officer, has concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

Company management does not expect that its system of internal control over financial reporting and procedures will prevent all misstatements due to inherent limitations. Therefore, management's assessment provides reasonable, but not absolute, assurance that misstatements will be prevented and/or detected by the established internal control and procedures over financial reporting.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears herein.

/s/ J. Joseph Burgess
J. Joseph Burgess
President and Chief Executive Officer
(Principal Executive Officer)

/s/ David A. Martin
David A. Martin
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Insituform Technologies, Inc.,

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Insituform Technologies, Inc. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Saint Louis, Missouri
February 28, 2011

Insituform Technologies, Inc. and Subsidiaries
Consolidated Statements of Income
For the Years Ended December 31, 2010, 2009 and 2008
(In thousands, except per share amounts)

	2010	2009	2008
Revenues	$ 914,975	$ 726,866	$ 536,664
Cost of revenues	685,395	536,275	407,067
Gross profit	229,580	190,591	129,597
Operating expenses	144,245	130,555	95,715
Acquisition-related expenses (credit)	(1,700)	6,894	–
Restructuring charges	–	4,025	–
Operating income	87,035	49,117	33,882
Other income (expense):			
Interest expense	(8,691)	(8,296)	(5,398)
Interest income	332	520	3,761
Other	(947)	1,423	1,627
Total other expense	(9,306)	(6,353)	(10)
Income before taxes on income	77,729	42,764	33,872
Taxes on income	23,040	12,561	8,625
Income before equity in earnings (losses) of affiliated companies	54,689	30,203	25,247
Equity in earnings (losses) of affiliated companies, net of tax	7,291	1,192	(246)
Income before discontinued operations	61,980	31,395	25,001
Loss from discontinued operations, net of tax	(100)	(4,070)	(2,436)
Net income	61,880	27,325	22,565
Less: net income attributable to noncontrolling interests	(1,418)	(1,154)	(925)
Net income attributable to common stockholders	$ 60,462	$ 26,171	$ 21,640
Earnings per share attributable to common stockholders:			
Basic:			
Income from continuing operations	$ 1.55	$ 0.81	$ 0.87
Loss from discontinued operations	(0.01)	(0.11)	(0.09)
Net income	$ 1.54	$ 0.70	$ 0.78
Diluted:			
Income from continuing operations	$ 1.54	$ 0.81	$ 0.86
Loss from discontinued operations	(0.01)	(0.11)	(0.09)
Net income	$ 1.53	$ 0.70	$ 0.77

The accompanying notes are an integral part of the consolidated financial statements.

Insituform Technologies, Inc. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2010 and 2009
(In thousands, except share information)

	December 31, 2010	December 31, 2009
Assets		
Current assets		
Cash and cash equivalents	$ 114,829	$ 106,064
Restricted cash	745	1,339
Receivables, net	178,994	147,835
Retainage	28,726	22,656
Costs and estimated earnings in excess of billings	69,544	64,821
Inventories	42,524	32,125
Prepaid expenses and other assets	30,031	28,977
Current assets of discontinued operations	1,193	1,189
Total current assets	466,586	405,006
Property, plant and equipment, less accumulated depreciation	160,529	148,435
Other assets		
Goodwill	182,141	180,506
Identified intangible assets, less accumulated amortization	73,170	78,311
Investments in affiliated companies	28,379	27,581
Deferred income tax assets	4,115	4,324
Other assets	4,260	8,827
Total other assets	292,065	299,549
Non-current assets of discontinued operations	2,607	3,304
Total Assets	$ 921,787	$ 856,294
Liabilities and Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 147,812	$ 148,075
Billings in excess of costs and estimated earnings	12,612	12,697
Current maturities of long-term debt, line of credit and notes payable	13,028	12,742
Current liabilities of discontinued operations	43	339
Total current liabilities	173,495	173,853
Long-term debt, less current maturities	91,715	101,500
Deferred income tax liabilities	32,330	24,570
Other liabilities	8,916	12,849
Non-current liabilities of discontinued operations	150	–
Total liabilities	306,606	312,772
Stockholders' equity		
Preferred stock, undesignated, $.10 par – shares authorized 2,000,000; none outstanding	–	–
Common stock, $.01 par – shares authorized 125,000,000 and 60,000,000; shares issued and outstanding 39,246,015 and 38,933,944	392	389
Additional paid-in capital	251,578	242,563
Retained earnings	347,249	286,787
Accumulated other comprehensive income	6,587	8,313
Total stockholders' equity before noncontrolling interests	605,806	538,052
Noncontrolling interests	9,375	5,470
Total equity	615,181	543,522
Total Liabilities and Equity	$ 921,787	$ 856,294

The accompanying notes are an integral part of the consolidated financial statements.

Insituform Technologies, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2010, 2009 and 2008
(In thousands, except number of shares)

	Common Stock Shares	Common Stock $	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests	Total Stockholders' Equity	Comprehensive Income
BALANCE Dec. 31, 2007	27,470,623	$275	$104,332	$238,976	$8,958	$2,717	$355,258	
Net income	–	–	–	21,640	–	925	22,565	$22,565
Issuance of common stock	47,950	(0)	887	–	–	–	887	–
Issuance of shares pursuant to deferred stock unit awards	58,953	1	(452)	–	–	–	(451)	–
Restricted stock and stock units issued	471,679	5	(5)	–	–	–	–	–
Forfeitures of restricted stock	(71,420)	(1)	(1)	–	–	–	(2)	–
Equity based compensation	–	–	4,474	–	–	–	4,474	–
Currency translation adjustment and derivative transactions	–	–	–	–	(11,112)	(630)	(11,742)	(11,742)
Total comprehensive income								10,823
Less: total comprehensive income attributable to non-controlling interests								(295)
Total comprehensive income attributable to common stockholders								$10,528
BALANCE Dec. 31, 2008	27,977,785	$280	$109,235	$260,616	$(2,154)	$3,012	$370,989	
Net income	–	–	–	26,171	–	1,154	27,325	$27,325
Issuance of common stock	10,573,540	106	130,291	–	–	–	130,397	–
Restricted stock and stock units issued	429,725	4	–	–	–	–	4	–
Issuance of shares pursuant to deferred stock unit awards	21,645	–	–	–	–	–	–	–
Forfeitures of restricted stock	(68,751)	(1)	–	–	–	–	(1)	–
Equity-based compensation	–	–	4,839	–	–	–	4,839	–
Dividend to non-controlling interests	–	–	–	–	–	(959)	(959)	–
Purchase of Insituform Linings	–	–	(1,808)	–	–	(2,171)	(3,979)	–
Investments by non-controlling interests	–	–	–	–	–	4,107	4,107	–
Currency translation adjustment and derivative transactions	–	–	6	–	10,467	327	10,800	10,800
Total comprehensive income								38,125
Less: total comprehensive income attributable to non-controlling interests								(1,481)
Total comprehensive income attributable to common stockholders								$36,644
BALANCE Dec. 31, 2009	38,933,944	$389	$242,563	$286,787	$8,313	$5,470	$543,522	
Net income	–	–	–	60,462	–	1,418	61,880	$61,880
Issuance of common stock	132,485	1	2,302	–	–	–	2,303	–
Restricted stock issued	184,656	2	–				2	
Issuance of shares pursuant to restricted stock units	32,156	–	–	–	–	–	–	–
Issuance of shares pursuant to deferred stock unit awards	9,231	–	–	–	–	–	–	–
Forfeitures of restricted stock	(46,457)	–	–	–	–	–	–	–
Equity based compensation expense	–	–	6,713	–	–	–	6,713	–
Distribution to non-controlling interests	–	–	–	–	–	(398)	(398)	–
Investments by non-controlling interests	–	–	–	–	–	2,578	2,578	–
Currency translation adjustment and derivative transactions	–	–	–	–	(1,726)	307	(1,419)	(1,419)
Total comprehensive income								60,461
Less: total comprehensive income attributable to non-controlling interests								(1,725)
Total comprehensive income attributable to common stockholders								$58,736
BALANCE Dec. 31, 2010	39,246,015	$ 392	$251,578	$347,249	$6,587	$ 9,375	$615,181	

The accompanying notes are an integral part of the consolidated financial statements.

Insituform Technologies, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2010, 2009 and 2008
(In thousands)

	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 61,880	$ 27,325	$ 22,565
Loss from discontinued operations	(100)	(4,070)	(2,436)
Income from continuing operations	61,980	31,395	25,001
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	30,732	28,440	17,307
(Gain) loss on sale of fixed assets	73	641	(1,607)
Equity-based compensation expense	6,713	4,839	4,474
Deferred income taxes	8,024	3,994	2,780
Equity in earnings of affiliated companies	(7,291)	(1,192)	246
Other	(1,886)	(3,998)	1,065
Changes in operating assets and liabilities:			
Restricted cash	538	567	354
Return on equity method investments	7,803	2,537	–
Receivables net, retainage and costs and estimated earnings in excess of billings	(39,214)	(19,363)	(9,921)
Inventories	(9,677)	954	635
Prepaid expenses and other assets	(539)	8,991	(11,104)
Accounts payable and accrued expenses	(3,781)	491	12,629
Net cash provided by operating activities of continuing operations	53,475	58,296	41,859
Net cash provided by (used in) operating activities of discontinued operations	(446)	6,162	1,558
Net cash provided by operating activities	53,029	64,458	43,417
Cash flows from investing activities:			
Capital expenditures	(36,858)	(21,837)	(15,022)
Proceeds from sale of fixed assets	482	1,855	1,786
Purchase of remaining interests in Hong Kong and Australian joint ventures	–	(278)	–
Patent expenditures	(1,346)	(2,705)	(3,489)
Purchase of Garneau, Inc. assets	–	(11,346)	–
Purchase of Singapore licensee	(1,257)	–	–
Proceeds from net foreign investment hedges	–	6,818	–
Purchase of Bayou and Corrpro, net of cash acquired	–	(209,714)	–
Net cash used in investing activities of continuing operations	(38,979)	(237,207)	(16,725)
Net cash provided by investing activities of discontinued operations	–	798	1,339
Net cash used in investing activities	(38,979)	(236,409)	(15,386)
Cash flows from financing activities:			
Proceeds from issuance of common stock, including tax effect of stock option exercises	2,302	128,998	871
Distributions/dividends to noncontrolling interests	(398)	(959)	–
Proceeds from notes payable	1,986	2,637	2,582
Principal payments on notes payable	(1,808)	(4,159)	(2,742)
Investments by noncontrolling interests	2,578	4,107	–
Purchase of noncontrolling interests in Insituform Linings	–	(3,979)	–
Principal payments on long-term debt	(10,000)	(7,500)	–
Proceeds from long-term debt	–	53,700	–
Net cash provided by (used in) financing activities	(5,340)	172,845	711
Effect of exchange rate changes on cash	55	5,849	(8,382)
Net increase in cash and cash equivalents for the period	8,765	6,743	20,360
Cash and cash equivalents, beginning of year	106,064	99,321	78,961
Cash and cash equivalents, end of year	$ 114,829	$ 106,064	$ 99,321
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	$ 7,046	$ 8,173	$ 4,307
Net income taxes paid	19,001	7,143	1,229

The accompanying notes are an integral part of the consolidated financial statements.

Insituform Technologies, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS

Insituform Technologies, Inc., a Delaware corporation (the "Company"), is a leading worldwide provider of proprietary technologies and services for rehabilitating sewer, water, energy and mining piping systems and the corrosion protection of industrial pipelines. The Company offers one of the broadest portfolios of cost-effective solutions for rehabilitating aging or deteriorating pipelines and protecting new pipelines from corrosion. The Company's business activities include research and development, manufacturing, distribution, installation, coating and insulation, cathodic protection and licensing. The Company's products and services are currently utilized and performed in more than 70 countries across six continents.

Acquisitions/Strategic Initiatives

During the first quarter of 2009, the Company acquired two companies that significantly expanded the range of products and services the Company offers in the energy and mining sector.

On February 20, 2009, the Company acquired the business of The Bayou Companies, LLC and its related entities ("Bayou") and the noncontrolling interests of certain subsidiaries of Bayou. Bayou provides cost-effective solutions to energy and infrastructure companies primarily in the Gulf of Mexico and North America. Bayou's products and services include internal and external pipeline coating, lining, weighting, insulation, project management and logistics. Bayou also provides specialty fabrication services for offshore deepwater installations. The purchase price for Bayou was $127.9 million in cash. Pursuant to the acquisition agreement, the Company agreed to pay up to an additional $7.5 million plus 50% of Bayou's excess earnings if the Bayou business achieves certain financial performance targets over a three-year period (the "earnout"). The Company recorded its estimate of the fair value of the Bayou earnout at $5.0 million as part of the acquisition accounting in March 2009. In the third quarter of 2009, the Company revised its estimate of the fair value of the Bayou earnout to $3.4 million and reduced operating expenses in the third quarter of 2009 by $1.6 million. In the third quarter of 2010, based on year-to-date results for Bayou, the Company revised its estimate of the fair value of the Bayou earnout to $1.7 million and reduced operating expenses in the third quarter of 2010 by $1.7 million. The aggregate purchase price for the noncontrolling interests was $8.5 million and consisted of $4.5 million in cash, a $1.5 million promissory note and 149,016 shares of the Company's common stock with a value of $2.5 million. The Company used proceeds from its equity offering completed in February 2009 to fund the cash purchase price for Bayou and a portion of the purchase price for the noncontrolling interests.

On March 31, 2009, the Company acquired Corrpro Companies, Inc. ("Corrpro"). Corrpro is a premier provider of corrosion protection and pipeline maintenance services in North America and the United Kingdom. Corrpro's comprehensive line of fully-integrated corrosion protection products and services includes: engineering; product and material sales; construction and installation; inspection, monitoring and maintenance; and coatings. The purchase price for Corrpro consisted of cash consideration paid to the Corrpro shareholders of $65.2 million. In addition, the Company repaid $26.3 million of indebtedness of Corrpro. The total acquisition cost for Corrpro was approximately $91.5 million. The Company paid the purchase price for Corrpro with borrowings under its credit facility entered into in March 2009, along with cash on hand.

The Company performed an evaluation of the guidance included in FASB ASC 280, *Segment Reporting* ("FASB ASC 280"), and FASB ASC 350, *Intangibles – Goodwill and Other* ("FASB ASC 350"). Based on that evaluation, the Company included Bayou and Corrpro as part of its Energy and Mining reportable segment. See Note 9 for additional information regarding the Company's segments.

In accordance with FASB ASC 805, *Business Combinations* ("FASB ASC 805"), the Company expensed all costs related to the acquisitions in the first quarter of 2009. The total costs related to the Bayou and Corrpro acquisitions were $8.2 million, which consisted of acquisition costs of $7.3 million and severance costs for certain Corrpro employees of $0.9 million. For presentation purposes, the Company included the $1.7 million and $1.6 million reductions in earnout discussed above as a reduction to the acquisition-related expenses line on the consolidated statement of income in 2010 and 2009, respectively. In addition, the Company incurred $1.2 million in costs directly related to its stock offering. These costs were recorded as a reduction to additional paid-in capital on the consolidated balance sheet.

Bayou contributed revenues and net income to the Company for the period from February 20, 2009 through December 31, 2009 of $66.4 million and $0.5 million, respectively. Corrpro contributed revenues and net income to the Company for the period from March 31, 2009 through December 31, 2009 of $132.9 million and $6.6 million, respectively. The following unaudited pro forma summary presents combined information of the Company as if these business combinations had occurred on January 1, 2008 (in thousands):

	Twelve Months Ended December 31,	
	2009 [(1)]	2008
Revenues	$ 778,059	$ 857,552
Net income[(2)]	8,358	45,755

---

(1) Includes $9.7 million of expense items related to after-tax acquisition-related costs incurred by the Company, Bayou and Corrpro and $8.2 million of after-tax expenses related to mark-to-market of Corrpro warrants prior to the acquisition, early termination fees and the write-off of deferred financing fees related to previously outstanding Corrpro debt.

(2) Includes amortization of identified intangibles and depreciation of the excess of fair value of acquired fixed assets over their pre-acquired recorded value from purchase price allocation.

The following table summarizes the consideration transferred to acquire Bayou and Corrpro at the respective acquisition date (in thousands):

	Bayou	Corrpro
Cash and repayment of debt	$ 132,419	$ 91,549
Issuance of Insituform shares to Bayou's noncontrolling interest shareholders	2,500	–
Six-month note payable to noncontrolling interest shareholders	1,500	–
Estimated earnout payments to Bayou shareholders	5,000	–
Net working capital adjustment to purchase price	(722)	–
Total consideration transferred	$ 140,697	$ 91,549

The Company has completed its purchase price accounting of the acquisitions in accordance with the guidance included in FASB ASC 805. The following table summarizes the amounts of identified assets acquired and liabilities assumed from Bayou and Corrpro at their respective acquisition date fair value, as well as the fair value of the noncontrolling interests in Bayou at the acquisition date (in thousands):

	Bayou	Corrpro
Cash	$ 68	$ 14,186
Receivables and cost and estimated earnings in excess of billings	17,543	31,824
Inventories	3,349	10,498
Prepaid expenses and other current assets	556	2,886
Property, plant and equipment	50,816	14,966
Identified intangible assets	32,111	38,786
Investments	21,286	–
Other assets	59	11,169
Accounts payable, accrued expenses and billings in excess of cost and estimated earnings	(8,191)	(30,747)
Other long-term liabilities	(8,002)	(25,028)
Total identifiable net assets	$ 109,595	$ 68,540
Total consideration transferred	$ 140,697	$ 91,549
Less: total identifiable net assets	109,595	68,540
Goodwill	$ 31,102	$ 23,009

On June 30, 2009, the Company acquired the shares of its joint venture partner, VSL International Limited ("VSL"), in Insituform Asia Limited ("Insituform-Hong Kong"), the Company's Hong Kong joint venture, and Insituform Pacific Pty Limited ("Insituform-Australia"), the Company's Australian joint venture, in order to expand the Company's operations in both Hong Kong and Australia. Prior to these acquisitions, the Company owned fifty percent (50%) of the shares in each entity and VSL owned the other fifty percent (50%) interest in each entity. The aggregate purchase price for VSL's fifty percent (50%) interests in both companies was approximately $0.3 million.

The Company recorded $3.4 million of goodwill in its Asia-Pacific Sewer Rehabilitation segment as a result of the Insituform-Hong Kong and Insituform-Australia transactions. The goodwill amount exceeds the aggregate purchase price because the Company's investment in Insituform-Hong Kong and Insituform-Australia prior to the acquisitions was a deficit. The Company also contributed additional capital into these entities in order to allow Insituform-Hong Kong and Insituform-Australia to make payments to VSL in relation to approximately $1.5 million of intercompany debt. In addition, the Company took responsibility to provide support under its credit facility for Insituform-Hong Kong's and Insituform-Australia's existing working capital and performance bonding needs. The Company has completed its final purchase price accounting for the acquisitions. In accordance with FASB ASC 805, the Company expensed all costs related to these acquisitions in the second quarter of 2009. As a result of the acquisitions, the financial statements of Insituform-Hong Kong and Insituform-Australia are included in the Company's consolidated financial statements at December 31, 2009. For all periods prior to June 30, 2009, the Company accounted for these entities using the equity method of accounting.

On October, 30, 2009, the Company expanded its coating and insulation services in Canada with the acquisition of the pipe coating and insulation facility and related assets of Garneau, Inc. through its joint venture Bayou Perma-Pipe Canada, Ltd. ("BPPC"). The Company holds a fifty-one percent (51%) majority interest in BPPC through its wholly-owned Canadian subsidiary, Insituform Technologies Limited. The aggregate purchase price was $11.3 million, of which the Company paid $5.8 million. In accordance with FASB ASC 805, the Company expensed all costs related to the acquisition in the fourth quarter of 2009. The Company did not record any goodwill related to this purchase. As a result of the acquisition, the financial statements of BPPC are included in the Company's consolidated financial statements subsequent to October 30, 2009.

On December 3, 2009, the Company acquired the twenty-five percent (25%) noncontrolling interest in its European CIPP tube manufacturing operation, now known as Insituform Linings Limited ("Insituform Linings"). The aggregate purchase price for the remaining twenty-five percent (25%) interest in Insituform Linings was $3.9 million. The Company did not record any goodwill related to this purchase and the excess of the purchase price over the carrying value of the noncontrolling interest was recorded as a reduction to equity.

On January 29, 2010, the Company acquired its Singapore licensee, Insitu Envirotech (S.E. Asia) Pte Ltd, in order to expand its Singapore operations. The purchase price was $1.3 million. This entity is now a wholly-owned subsidiary.

In February 2010, the Company expanded its pipe coating services through the formation of Delta Double Jointing L.L.C. ("Bayou Delta") through which the Company offers pipe jointing and other services for the steel-coated pipe industry. The Company, through its Bayou subsidiary, owns a fifty-nine percent (59%) ownership interest in Bayou Delta with the remaining forty-one percent (41%) ownership belonging to Bayou Coating, L.L.C. ("Bayou Coating"), which the Company, through its Bayou subsidiary, holds a forty-nine percent (49%) equity interest.

2. SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned subsidiaries in which the Company is deemed to be the primary beneficiary. For contractual joint ventures, the Company recognizes revenue, costs and profits on its portion of the contract using percentage-of-completion accounting. All significant intercompany transactions and balances have been eliminated. The prior periods (2009 and 2008) statements of cash flows have been modified to present patent expenditures as investing activities rather than operating activities. The effect of this modification was to increase net cash provided by operating activities by the prior period amount shown as patent-related expenditures. Additionally, certain prior year amounts have been reclassified to conform to the current year presentation.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equity-Based Compensation

The Company records expense for equity-based compensation awards, including stock appreciation rights, restricted shares of common stock, performance awards, stock options and stock units based on the fair value recognition provisions contained in FASB ASC 718, *Compensation – Stock Compensation* ("FASB ASC 718"). The Company records the expense using a straight-line basis over the three-year vesting period. Fair value of stock option awards is determined using an option pricing model. Assumptions regarding volatility, expected term, dividend yield and risk-free rate are required for valuation of stock option awards. Volatility and expected term assumptions are based on the Company's historical experience. The risk-free rate is based on a U.S. Treasury note with a maturity similar to the option award's expected term. Fair value of restricted stock, restricted stock unit and deferred stock unit awards is determined using the Company's closing stock price on the award date. The shares of restricted stock and restricted stock units that are awarded are subject to performance and service restrictions. The Company makes forfeiture rate assumptions in connection with the valuation of restricted stock and restricted stock unit awards that could be different than actual experience. Discussion of the Company's application of FASB ASC 718 is described in Note 7.

Revenues

Revenues include construction and installation revenues that are recognized using the percentage-of-completion method of accounting in the ratio of costs incurred to estimated final costs. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and equipment costs. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. When estimates indicate that a loss will be incurred on a contract on completion, a provision for the expected loss is recorded in the period in which the loss becomes evident. At December 31, 2010, 2009 and 2008, the Company had provided $0.8 million, $0.3 million and $0.2 million, respectively, for expected losses on contracts. Revenues from change orders, extra work, variations in the scope of work and claims are recognized when it is probable that they will result in additional contract revenue and when the amount can be reliably estimated. Revenues for the year ended December 31, 2008 include $8.0 million of royalty revenues pursuant to a settlement agreement.

Bayou is party to certain contracts that provide for multiple value-added coating and welding services to customer pipe for use in pipelines in the energy and mining industries, which the Company considers to be multiple deliverables. The Company recognizes revenue for each deliverable as a separate unit of accounting under the accounting guidance of FASB ASC 605, *Revenue Recognition* ("FASB ASC 605"). Each service, or deliverable, the Company provides under these contracts could be performed without the other services. Additionally, each service is separately priced, has stand-alone value and the fair value of each service can be readily determined. Performance of each of the deliverables is observable due to the nature of the services. Customer inspection typically occurs at the completion of each service before another service is performed.

Research and Development

The Company expenses research and development costs as incurred. Research and development costs of $2.7 million, $2.6 million and $3.0 million for the years ended December 31, 2010, 2009 and 2008, respectively, are included in operating expenses in the accompanying consolidated statements of income.

Taxation

The Company provides for estimated income taxes payable or refundable on current year income tax returns as well as the estimated future tax effects attributable to temporary differences and carryforwards, based upon enacted tax laws and tax rates, and in accordance with FASB ASC 740, *Income Taxes* ("FASB ASC 740"). FASB ASC 740 also requires that a valuation allowance be recorded against any deferred tax assets that are not likely to be realized in the future. Refer to Note 8 for additional information regarding taxes on income.

Earnings Per Share

Earnings per share have been calculated using the following share information:

	2010	2009	2008
Weighted average number of common shares used for basic EPS	39,040,386	37,134,295	27,537,702
Effect of dilutive stock options, stock appreciation rights, restricted stock and deferred stock units (Note 7)	373,494	379,232	642,229
Weighted average number of common shares and dilutive potential common stock used in diluted EPS	39,413,880	37,513,527	28,179,931

The Company excluded 265,268, 408,515 and 491,083 stock options in 2010, 2009 and 2008, respectively, from the diluted earnings per share calculations for the Company's common stock because they were anti-dilutive as their exercise prices were greater than the average market price of common shares for each period.

Classification of Current Assets and Current Liabilities

The Company includes in current assets and current liabilities certain amounts realizable and payable under construction contracts that may extend beyond one year. The construction periods on projects undertaken by the Company generally range from less than one month to 24 months.

Cash, Cash Equivalents and Restricted Cash

The Company classifies highly liquid investments with original maturities of 90 days or less as cash equivalents. Recorded book values are reasonable estimates of fair value for cash and cash equivalents. Restricted cash consists of payments from certain customers placed in escrow in lieu of retention in case of potential issues regarding future job performance by the Company or advance customer payments and compensating balances for bank undertakings in Europe. Restricted cash is similar to retainage and is therefore classified as a current asset, consistent with the Company's policy on retainage.

Retainage

Many of the contracts under which the Company performs work contain retainage provisions. Retainage refers to that portion of revenue earned by the Company but held for payment by the customer pending satisfactory completion of the project. Unless reserved, the Company believes that all amounts retained by customers under such provisions are fully collectible. Retainage on active contracts is classified as a current asset regardless of the term of the contract. Retainage is generally collected within one year of the completion of a contract, although collection can take up to two years. As of December 31, 2010, retainage receivables aged greater than 365 days approximated six percent of the total retainage balance and collectibility was assessed as described in the allowance for doubtful accounts section below.

Allowance for Doubtful Accounts

Management makes estimates of the uncollectibility of accounts receivable and retainage. The Company records an allowance based on specific accounts to reduce receivables, including retainage, to the amount that is expected to be collected. The specific allowances are reevaluated and adjusted as additional information is received. After all reasonable attempts to collect the receivable or retainage have been explored, the account is written off against the allowance.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Actual cost is used to value raw materials and supplies. Standard cost, which approximates actual cost, is used to value work-in-process, finished goods and construction materials. Standard cost includes direct labor, raw materials and manufacturing overhead based on normal capacity. For certain businesses within our Energy and Mining segment, the Company uses actual costs or average costs for all classes of inventory.

Long-Lived Assets

Property, plant and equipment, goodwill and other identified intangibles (primarily patents, trademarks, licenses and non-compete agreements) are recorded at cost and, except for goodwill, are depreciated or amortized on a straight-line basis over their estimated useful lives. Changes in circumstances such as technological advances, changes to the Company's business model or changes in the Company's capital strategy can result in the actual useful lives differing from the Company's estimates. If the Company determines that the useful life of its property, plant and equipment or its identified intangible assets should be changed, the Company would depreciate or amortize the net book value in excess of the salvage value over its revised remaining useful life, thereby increasing or decreasing depreciation or amortization expense.

Long-lived assets, including property, plant and equipment and other intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. The estimate of cash flow is based upon, among other things, assumptions about expected future operating performance. The Company's estimates of undiscounted cash flow may differ from actual cash flow due to, among other things, technological changes, economic conditions, changes to its business model or changes in its operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. The Company did not identify any long-lived assets of its continuing operations as being impaired during 2010, 2009 or 2008.

Goodwill

The Company's recorded goodwill by reportable segment was as follows at December 31, 2010 and 2009 (in millions):

	2010	2009
North American Sewer Rehabilitation	$ 102.3	$ 102.3
European Sewer Rehabilitation	19.8	19.8
Asia-Pacific Sewer Rehabilitation	5.0	3.4
Energy and Mining	55.0	55.0
Total goodwill	$ 182.1	$ 180.5

The following table presents a reconciliation of the beginning and ending balances of the Company's goodwill at December 31, 2010 and 2009 (in millions):

	2010	2009
Beginning balance	$ 180.5	$ 123.0
Additions to goodwill through acquisitions[1][2]	1.6	57.5
Goodwill at end of period[3]	$ 182.1	$ 180.5

(1) During 2010, the Company recorded goodwill of $1.6 million related to the acquisition of its licensee in Singapore.
(2) During 2009, the Company recorded goodwill of $54.1 million related to the acquisitions of Bayou and Corrpro and $3.4 million related to the acquisition of its joint venture partner's interests in Insituform-Australia and Insituform-Hong Kong.
(3) The Company does not have any accumulated impairment charges.

Under FASB ASC 350, *Intangibles – Goodwill and Other* ("FASB ASC 350"), the Company assesses recoverability of goodwill on an annual basis or when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The annual assessment was last completed as of October 1, 2010. Factors that could potentially trigger an impairment review include (but are not limited to):

- significant underperformance of a segment relative to expected, historical or projected future operating results;
- significant negative industry or economic trends;
- significant changes in the strategy for a segment including extended slowdowns in a segment's market;
- a decrease in the Company's market capitalization below its book value for an extended period of time; and
- a significant change in regulations.

If the sum of the discounted cash flows is less than the carrying value, an impairment charge will be recognized to the extent that the implied fair value of the goodwill balances for each reporting unit is less than the related carrying value.

In accordance with the provisions of FASB ASC 350, the Company determined the fair value of its reporting units at the annual impairment assessment date and compared such fair value to the carrying value of those reporting units to determine if there were any indication of goodwill impairment. The Company's reporting units for purposes of assessing goodwill are North American Sewer Rehabilitation, European Sewer Rehabilitation, Asia-Pacific Sewer Rehabilitation, UPS, Bayou and Corrpro.

Fair value of reporting units is determined using a combination of two valuation methods: a market approach and an income approach with each method given equal weight in determining the fair value assigned to each reporting unit. Absent an indication of fair value from a potential buyer or similar specific transaction, the Company believes the use of these two methods provides a reasonable estimate of a reporting unit's fair value. Assumptions common to both methods are operating plans and economic projections, which are used to project future revenues, earnings and after tax cash flows for each reporting unit. These assumptions are applied consistently for both methods.

The market approach estimates fair value by first determining earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples for comparable publicly-traded companies with similar characteristics of the reporting unit. The EBITDA multiples for comparable companies is based upon current enterprise value. The enterprise value is based upon current market capitalization and includes a 15% control premium. Management believes this approach is appropriate because it provides a fair value estimate using multiples from entities with operations and economic characteristics comparable to the Company's reporting units.

The income approach is based on projected future (debt-free) cash flows that are discounted to present value using factors that consider timing and risk of future cash flows. Management believes this approach is appropriate because it provides a fair value estimate based upon the reporting unit's expected long-term operating cash flow performance. Discounted cash flow projections are based on financial forecasts developed from operating plans and economic projections, growth rates, estimates of future expected changes in operating margins, terminal value growth rates, future capital expenditures and changes in working capital requirements. Estimates of discounted cash flows may differ from actual cash flows due to, among other things, changes in economic conditions, changes to business models, changes in the Company's weighted average cost of capital or changes in operating performance. An impairment charge will be recognized to the extent that the implied fair value of the goodwill balances for each reporting unit is less than the related carrying value.

Significant assumptions used in the October 2010 review included: (i) five- to eight-year compound annual growth rates ranging from 2% to 35%; (ii) terminal values for each reporting unit using a long-term growth rate of 3%; and (iii) discount rates ranging from 13.0% to17.0%. If actual results differ from estimates used in these calculations, the Company could incur future impairment charges. During the Company's assessment of the reporting units' fair values in relation to their respective carrying values, all six reporting units had a fair value in excess of 20% of their carrying value.

Investments in Affiliated Companies

The Company holds one-half of the equity interests in Insituform Rohrsanierungstechniken GmbH ("Insituform-Germany"), through our indirect subsidiary, Insituform Technologies Limited (UK). Through its Bayou subsidiary, the Company holds a forty-nine percent (49%) of the equity interest in Bayou Coating, LLC ("Bayou Coating"). Starting in January 2014, and solely during the month of January in each calendar year thereafter, the Company's equity partner in Bayou Coating has the option to acquire (i) the assets of Bayou Coating at their book value as of the end of the prior fiscal year (determined on the basis of Bayou Coating's federal information tax return for such fiscal year), or (ii) the equity interest of Bayou in Bayou Coating at 49% of the value of Bayou Coating.

Investments in entities in which the Company does not have significant control nor meet the characteristics of a variable interest entity, and for which the Company has 20% to 50% ownership are accounted for by the equity method. At December 31, 2010 and 2009, the investments in affiliated companies on the Company's consolidated balance sheet were $28.4 million and $27.6 million, respectively. These investments in affiliated companies contained certain intangible assets of $8.0 million and $8.7 million at December 31, 2010 and 2009, respectively, related to Bayou Coating associated with the acquisition of Bayou. During 2010 and 2009, the Company recorded $0.7 million and $0.8 million, respectively, in amortization expense on the equity earnings in affiliated companies line of the income statement in relation to these intangibles.

Net income presented below for 2010 includes Bayou Coating's forty-one percent (41%) interest in Bayou Delta, which is eliminated for purposes of determining the Company's equity in earnings of affiliated companies because Bayou Delta is consolidated in the Company's financial statements as a result of its additional ownership through another subsidiary. The Company's equity in earnings of affiliated companies for all periods presented below include acquisition related depreciation and amortization expense and are net of income taxes associated with these earnings. Additionally, for the six months ended June 30, 2009 and the twelve months ended December 31, 2008, equity in earnings of affiliated companies include the Company's portion of the earnings of Insituform-Hong Kong and Insituform-Asia. The remaining interests in these entities were acquired on June 30, 2009 as discussed in Note 1.

Financial data for these investments in affiliated companies at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 are summarized in the following tables below (in thousands):

Balance sheet data	**2010**	**2009**
Current assets	$ 38,977	$ 38,094
Non-current assets	22,279	23,900
Current liabilities	18,589	19,581

Income statement data	**2010**	**2009**	**2008**
Revenue	$ 134,884	$ 108,567	$ 107,158
Gross profit	36,095	25,029	20,806
Net income	19,497	6,062	2,859
Equity in earnings of affiliated companies	7,291	1,192	(246)

Investments in Variable Interest Entities

The Company evaluates all transactions and relationships with variable interest entities ("VIE") to determine whether the Company is the primary beneficiary of the entities in accordance with FASB ASC 810, *Consolidation* ("FASB ASC 810").

The Company's overall methodology for evaluating transactions and relationships under the VIE requirements includes the following two steps:

- determine whether the entity meets the criteria to qualify as a VIE; and
- determine whether the Company is the primary beneficiary of the VIE.

In performing the first step, the significant factors and judgments that the Company considers in making the determination as to whether an entity is a VIE include:

- the design of the entity, including the nature of its risks and the purpose for which the entity was created, to determine the variability that the entity was designed to create and distribute to its interest holders;
- the nature of the Company's involvement with the entity;
- whether control of the entity may be achieved through arrangements that do not involve voting equity;
- whether there is sufficient equity investment at risk to finance the activities of the entity; and
- whether parties other than the equity holders have the obligation to absorb expected losses or the right to receive residual returns.

If the Company identifies a VIE based on the above considerations, it then performs the second step and evaluates whether it is the primary beneficiary of the VIE by considering the following significant factors and judgments:

- whether the entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance; and
- whether the entity has the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Based on its evaluation of the above factors and judgments, as of December 31, 2010, the Company consolidated any VIEs in which it was the primary beneficiary. Also, as of December 31, 2010, the Company had significant interests in certain VIEs primarily through its joint venture arrangements for which it did not have controlling financial interests and, accordingly, was not the primary beneficiary. There have been no changes in the status of the Company's VIE or primary beneficiary designations that occurred during 2010.

The Company develops joint bids on certain contracts with its joint venture partners. The success of the joint venture depends largely on the satisfactory performance of the Company's joint venture partner of its obligations under the contract. The Company may be required to complete its joint venture partner's portion of the contract if the joint venture partner were unable to complete its portion and a bond was not available. In such case, the additional obligations could result in reduced profits or, in some cases, significant losses for the Company's joint ventures. The Company currently assesses the impact of these joint ventures to its consolidated financial position, financial performance and cash flows to be immaterial.

Foreign Currency Translation

Results of operations for foreign entities are translated using the average exchange rates during the period. Current assets and liabilities are translated to U.S. dollars using the exchange rates in effect at the balance sheet date, and the related translation adjustments are reported as a separate component of stockholders' equity.

Newly Adopted Accounting Pronouncements

FASB ASC 810 establishes accounting and reporting standards for minority interests, which are recharacterized as noncontrolling interests. FASB ASC 810 was revised so that noncontrolling interests are classified as a component of equity separate from the parent's equity; purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions; net income attributable to the noncontrolling interest are included in consolidated net income in the statement of operations; and upon a loss of control, the interest sold, as well as any interest retained, is recorded at fair value, with any gain or loss recognized in earnings. This revision was effective for the Company as of January 1, 2009. It applies prospectively, except for the presentation and disclosure requirements, for which it applies retroactively. In addition, FASB ASC 810, amends the consolidation guidance applicable to variable interest entities. The amendments significantly affected the overall consolidation analysis under FASB ASC 810. This phase of FASB ASC 810 became effective for the Company on January 1, 2010 and did not impact the Company's consolidation conclusions for its variable interest entities.

In January 2010, the FASB issued an amendment to the fair value measurement and disclosure standard improving disclosures about fair value measurements. This amended guidance requires separate disclosure of significant transfers in and out of Levels 1 and 2 and the reasons for the transfers. The amended guidance also requires that in the Level 3 reconciliation, the information about purchases, sales, issuances and settlements be disclosed separately on a gross basis rather than as one net number. The guidance for the Level 1 and 2 disclosures was adopted on January 1, 2010, and did not have a material impact on the Company's consolidated financial position, results of operations or cash flows. The guidance for the activity in Level 3 disclosures is effective January 1, 2011, and the Company anticipates that it will not have a material impact on the Company's consolidated financial position, results of operations or cash flows as the amended guidance provides only disclosure requirements. The Company had no significant transfers between Level 1, 2 or 3 inputs during 2010. Additionally, for purposes of financial reporting, the Company has determined that the carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximates fair value due to the short maturities of these instruments.

In October 2009, the FASB issued ASU No. 2009-13, "Multiple-Deliverable Revenue Arrangements." This ASU establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities and provides amendments to the criteria for separating deliverables and measuring and allocating arrangement consideration to one or more units of accounting. The amendments also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor's multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. These principals become effective for the Company for periods after January 1, 2011, on a prospective basis. The Company is currently evaluating the impact of the effect of adopting these standards on future financial periods.

3. SUPPLEMENTAL BALANCE SHEET INFORMATION

Allowance for Doubtful Accounts

Activity in the allowance for doubtful accounts is summarized as follows for the years ended December 31 (in thousands):

	2010	2009	2008
Balance, at beginning of year	$ 2,405	$ 1,700	$ 2,418
Charged to expense	451	396	46
Write-offs and adjustments	(88)	309	(764)
Balance, at end of year	$ 2,768	$ 2,405	$ 1,700

Costs and Estimated Earnings on Uncompleted Contracts

Costs and estimated earnings on uncompleted contracts consisted of the following at December 31 (in thousands):

	2010	2009
Costs incurred on uncompleted contracts	$ 569,856	$ 495,691
Estimated earnings to date	120,595	139,885
Subtotal	690,451	635,576
Less – billings to date	(633,519)	(583,452)
Total	$ 56,932	$ 52,124
Included in the accompanying balance sheets:		
Costs and estimated earnings in excess of billings	69,544	64,821
Billings in excess of costs and estimated earnings	(12,612)	(12,697)
Total	$ 56,932	$ 52,124

Costs and estimated earnings in excess of billings represent work performed that could not be billed either due to contract stipulations or the required contractual documentation has not been finalized. Substantially all unbilled amounts are expected to be billed and collected within one year.

Inventories

Inventories are summarized as follows at December 31 (in thousands):

	2010	2009
Raw materials and supplies	$ 10,317	$ 7,551
Work-in-process	5,171	3,324
Finished products	9,167	6,245
Construction materials	17,869	15,005
Total	$ 42,524	$ 32,125

Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31 (in thousands):

	Estimated Useful Lives (Years)	2010	2009
Land and land improvements		$ 12,582	$ 12,379
Buildings and improvements	5 – 40	63,350	59,943
Machinery and equipment	4 – 10	159,174	142,386
Furniture and fixtures	3 – 10	15,323	13,188
Autos and trucks	3 – 10	46,029	38,869
Construction in progress		8,921	5,764
Subtotal		305,379	272,529
Less – Accumulated depreciation		(144,850)	(124,094)
Total		$ 160,529	$ 148,435

Depreciation expense was $24.3 million, $22.6 million and $15.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following at December 31 (in thousands):

	2010	2009
Accounts payable – trade	$ 106,172	$ 102,985
Estimated casualty and healthcare liabilities	16,930	16,894
Job costs	15,353	16,321
Compensation and bonus accruals	7,029	9,260
Interest	834	894
Job loss reserves	782	348
Total	$ 147,100	$ 146,702

Casualty Insurance and Healthcare Liabilities

The Company obtains actuarial estimates of its casualty insurance liabilities on a quarterly basis and adjusts its reserves accordingly. Estimated casualty insurance and healthcare benefits liabilities are summarized as follows at December 31 (in thousands):

	2010	2009
Casualty insurance	$ 15,662	$ 14,799
Healthcare benefits	1,268	2,095
Total	$ 16,930	$ 16,894

4. ACQUIRED INTANGIBLE ASSETS

Amortized intangible assets were as follows (in thousands):

	Weighted Average Useful Lives (Years)	As of December 31, 2010 Gross Carrying Amount	As of December 31, 2010 Accumulated Amortization	As of December 31, 2010 Net Carrying Amount	As of December 31, 2009 Gross Carrying Amount	As of December 31, 2009 Accumulated Amortization	As of December 31, 2009 Net Carrying Amount
License agreements	9	$ 3,894	$ (2,465)	$ 1,429	$ 3,894	$ (2,302)	$ 1,592
Contract backlog	<1	3,010	(2,999)	11	3,010	(1,737)	1,273
Leases	20	1,237	(95)	1,142	1,237	(44)	1,193
Trademarks and tradenames	18	14,400	(1,290)	13,110	14,400	(569)	13,831
Non-compete agreements	1	740	(589)	151	740	(257)	483
Customer relationships	15	53,307	(6,530)	46,777	53,307	(3,276)	50,031
Patents	16	25,519	(14,969)	10,550	24,173	(14,265)	9,908
Total		$ 102,107	$ (28,937)	$ 73,170	$ 100,761	$ (22,450)	$ 78,311

Amortization expense was $6.4 million, $5.7 million and $0.7 million for the years ended December 31, 2010, 2009 and 2008, respectively. Estimated amortization expense is as follows (in thousands):

For year ending December 31, 2011	$ 4,719
For year ending December 31, 2012	4,579
For year ending December 31, 2013	4,574
For year ending December 31, 2014	4,574
For year ending December 31, 2015	4,574

5. LONG-TERM DEBT AND CREDIT FACILITY

Long-term debt, term note and notes payable consisted of the following at December 31 (in thousands):

	2010	2009
6.54% Senior Notes, Series 2003-A, due April 24, 2013	$ 65,000	$ 65,000
Term note, current annualized rate 3.28% due March 31, 2012	32,500	42,500
Other notes with interest rates from 5.0% to 10.5%	7,243	6,742
Subtotal	104,743	114,242
Less – Current maturities and notes payable	13,028	12,742
Total	$ 91,715	$ 101,500

Principal payments required to be made for each of the next five years and thereafter are summarized as follows (in thousands):

Year	Amount
2011	$ 13,028
2012	26,715
2013	65,000
2014	–
2015	–
Total	$ 104,743

At December 31, 2010 and 2009, the estimated fair value of the Company's long-term debt was approximately $106.0 million and $114.5 million, respectively. Fair value was estimated using market rates for debt of similar risk and maturity.

Financing Arrangements

On March 31, 2009, the Company entered into a Credit Agreement with Bank of America, N.A., as Administrative Agent, Fifth Third Bank, U.S. Bank, National Association, Compass Bank, JPMorgan Chase Bank, N.A., Associated Bank, N.A. and Capital One, N.A (the "Credit Facility"). The Credit Facility is unsecured and initially consisted of a $50.0 million term loan and a $65.0 million revolving line of credit, each with a maturity date of March 31, 2012. The Company has the ability to increase the amount of the borrowing commitment under the Credit Facility by up to $25.0 million in the aggregate upon the consent of the lenders.

At the Company's election, borrowings under the Credit Facility bear interest at either (i) a fluctuating rate of interest equal on any day to the higher of Bank of America, N.A.'s announced prime rate, the Federal Funds Rate plus 0.50% or the one-month LIBOR plus 1.0%, plus in each case a margin ranging from 1.75% to 3.00%, or (ii) rates of interest fixed for one, two, three or nine months at the British Bankers Association LIBOR for such period plus a margin ranging from 2.75% to 4.00%. The applicable margins are determined quarterly based upon the Company's consolidated leverage ratio. The annualized rate on outstanding borrowings under the Credit Facility at December 31, 2010 was 3.28%.

In connection with its acquisition of Corrpro on March 31, 2009, the Company borrowed the entire $50.0 million of the term loan and approximately $7.5 million under the revolving line of credit. The line of credit borrowing of $7.5 million was subsequently repaid.

As of December 31, 2010, the Company had $16.6 million in letters of credit issued and outstanding under the Credit Facility. Of such amount, (i) $12.5 million was collateral for the benefit of certain of the Company's insurance carriers, (ii) $1.7 million was collateral for work performance obligations and (iii) $2.4 million was for security in support of working capital needs of Insituform Pipeline Rehabilitation Private Limited ("Insituform-India"), the Company's Indian joint venture, and the working capital and performance bonding needs of Insituform-Australia.

The Company's total indebtedness at December 31, 2010 consisted of the Company's $65.0 million 6.54% Senior Notes, Series 2003-A, due April 24, 2013 (the "Senior Notes"), $32.5 million of the initial $50.0 million term loan under the Credit Facility and $3.0 million of third party notes and bank debt in connection with the working capital requirements of Insituform-India. In connection with the formation of BPPC, the Company and Perma-Pipe Inc. loaned the joint venture an aggregate of $8.0 million for the purchase of capital assets and for operating purposes. Of such amount, as of December 31, 2010, $4.2 million was designated in our consolidated financial statements as third-party debt. Under the terms of the Senior Notes, prepayment could cause the Company to incur a "make-whole" payment to the holder of the notes. At December 31, 2010, this make-whole payment would have approximated $7.1 million.

At December 31, 2009, the Company's total indebtedness consisted of the Company's $65.0 million Senior Notes, $42.5 million of the initial $50.0 million term loan under the Credit Facility and $2.7 million of third party notes and bank debt in connection with the working capital requirements of Insituform-India. In addition, as of December 31, 2009, of the $8.0 million borrowed by BPPC from its shareholders, $4.0 million was designated in our consolidated financial statements as third-party debt.

The Senior Notes and Credit Facility are subject to certain financial covenants, including a consolidated financial leverage ratio and consolidated fixed charge coverage ratio. The Senior Notes and Credit Facility also provide for events of default, including in the event of non-payment or certain defaults under other outstanding indebtedness of the Company.

Debt Covenants

At December 31, 2010, the Company was in compliance with all of its debt covenants as required under the Senior Notes and the Credit Facility. The Company believes it has adequate resources to fund future cash requirements and debt repayments for at least the next twelve months with cash generated from operations, existing cash balances and additional short- and long-term borrowings.

6. STOCKHOLDERS' EQUITY

Equity Offering

On February 17, 2009, the Company completed a secondary offering of 10,350,000 shares of the Company's common stock. The Company used proceeds from the equity offering to fund the cash purchase price for Bayou as discussed in Note 1 to the financial statements.

Equity Compensation Plans

In April 2009, the Company's stockholders approved the 2009 Employee Equity Incentive Plan (the "2009 Employee Plan"), which replaced the 2006 Employee Equity Incentive Plan (the "2006 Employee Plan"), and provides for equity-based compensation awards, including stock appreciation rights, restricted shares of common stock, performance awards, stock options and stock units. There are 2,500,000 shares of the Company's common stock registered for issuance under the 2009 Employee Plan. The 2009 Employee Plan is administered by the Compensation Committee of the Board of Directors, which determines eligibility, timing, pricing, amount and other terms or conditions of awards. Performance awards and stock units are deducted against the number of shares available for issuance under the plan at the rate of 1.44 shares for each share issued. At December 31, 2010, there were 227,524 options and 201,572 unvested shares of restricted stock and restricted stock units outstanding under the 2009 Employee Plan.

At December 31, 2010, there were 529,365 options and 531,407 unvested shares of restricted stock and restricted stock units outstanding under the 2006 Employee Plan.

The 2006 Non-Employee Director Equity Incentive Plan ("Director Plan") provides for equity-based compensation awards, including non-qualified stock options and stock units. There are 200,000 shares of the Company's common stock registered for issuance under the Director Plan. The Board of Directors administers the Director Plan and has the authority to establish, amend and rescind any rules and regulations related to the Director Plan. At December 31, 2010, there were 96,018 deferred stock units outstanding under the Director Plan.

The 2006 Employee Plan replaced the 2001 Employee Equity Incentive Plan, and contained substantially the same provisions as the former plan. At December 31, 2010, there were 166,727 options outstanding under the 2001 Employee Equity Incentive Plan.

The Director Plan replaced the 2001 Non-Employee Director Equity Incentive Plan, and contains substantially the same provisions as the former plan. At December 31, 2010, there were 37,500 options and 67,300 deferred stock units outstanding under the 2001 Non-Employee Director Equity Incentive Plan.

At December 31, 2010, there were 96,503 options outstanding under the 1992 Employee Stock Option Plan and 22,500 options outstanding under the 1992 Director Stock Option Plan.

On April 14, 2008, the Company granted J. Joseph Burgess a non-qualified stock option to purchase 118,397 shares of the Company's common stock, a performance-based award of 52,784 shares of restricted stock and a one-time award of 103,092 shares of restricted stock in connection with his appointment as the Company's President and Chief Executive Officer. These awards were issued as "inducement grants" under the rules of the Nasdaq Global Select Market and, as such, were not issued pursuant to our 2006 Employee Plan. All of the April 14, 2008 awards remained outstanding at December 31, 2010

Activity and related expense associated with these plans are described in Note 7.

Shareholders' Rights Plan

In February 2002, the Company's Board of Directors adopted a Shareholders' Rights Plan. Pursuant to the Shareholders' Rights Plan, the Board of Directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of the Company's common stock, payable to the Company's stockholders of record as of March 13, 2002. Each right, when exercisable, entitles the holder to purchase from the Company one one-hundredth of a share of a new series of voting preferred stock, designated as Series A Junior Participating Preferred Stock, $0.10 par value, at an exercise price of $116.00 per one one-hundredth of a share.

The rights will trade in tandem with the common stock until 10 days after a "distribution event" (i.e., the announcement of an intention to acquire or the actual acquisition of 20% or more of the outstanding shares of common stock), at which time the rights would become exercisable. Upon exercise, the holders of the rights (other than the person who triggered the distribution event) will be able to purchase for the exercise price, shares of common stock (or the common stock of the entity which acquires the Company) having the then market value of two times the aggregate exercise price of the rights. The rights expire on March 12, 2012, unless redeemed, exchanged or otherwise terminated at an earlier date.

7. EQUITY-BASED COMPENSATION

Stock Awards

Stock awards, which include restricted stock shares and restricted stock units, of the Company's common stock are awarded from time to time to executive officers and certain key employees of the Company. Stock award compensation is recorded based on the award date fair value and charged to expense ratably through the restriction period. Forfeitures of unvested stock awards cause the reversal of all previous expense recorded as a reduction of current period expense.

A summary of stock award activity during the years ended December 31, 2010, 2009 and 2008 is as follows:

	For the Years Ended December 31,					
	2010		2009		2008	
	Stock Awards	Weighted Average Award Date Fair Value	Stock Awards	Weighted Average Award Date Fair Value	Stock Awards	Weighted Average Award Date Fair Value
Outstanding, beginning of period	806,643	$ 13.64	475,787	$ 14.25	102,089	$ 19.31
Restricted shares awarded	184,656	22.87	399,507	13.26	453,798	13.27
Restricted stock units awarded	17,115	24.97	30,218	13.66	17,881	11.19
Restricted shares distributed	(22,838)	13.12	(43,241)	15.96	(32,744)	15.58
Restricted stock units distributed	(32,156)	19.34	(3,846)	25.60	(5,019)	25.60
Restricted shares forfeited	(46,457)	18.12	(50,649)	13.22	(53,112)	13.14
Restricted stock units forfeited	(18,108)	14.53	(1,133)	25.60	(7,106)	25.60
Outstanding, end of period	**888,855**	**$ 15.25**	**806,643**	**$ 13.64**	**475,787**	**$ 14.25**

Expense associated with stock awards was $4.3 million, $3.1 million and $1.9 million in 2010, 2009 and 2008, respectively. Unrecognized pre-tax expense of $5.7 million related to stock awards is expected to be recognized over the weighted average remaining service period of 1.5 years for awards outstanding at December 31, 2010.

Deferred Stock Units

Deferred stock units generally are awarded to directors of the Company and represent the Company's obligation to transfer one share of the Company's common stock to the grantee at a future date and generally are fully vested on the date of grant. The expense related to the issuance of deferred stock units is recorded according to this vesting schedule.

The following table summarizes information about deferred stock unit activity during the years ended December 31, 2010, 2009 and 2008:

	For the Years Ended December 31,					
	2010		2009		2008	
	Deferred Stock Units	Weighted Average Award Date Fair Value	Deferred Stock Units	Weighted Average Award Date Fair Value	Deferred Stock Units	Weighted Average Award Date Fair Value
Outstanding, beginning of period	147,374	$ 18.22	130,018	$ 18.46	155,098	$ 18.51
Awarded	25,175	26.10	39,001	16.85	51,364	15.72
Shares distributed	(9,231)	18.38	(21,645)	17.14	(58,953)	19.37
Forfeited	–	–	–	–	(17,491)	13.56
Outstanding, end of period	**163,318**	**$ 19.43**	**147,374**	**$ 18.22**	**130,018**	**$ 18.46**

Expense associated with awards of deferred stock units was $0.7 million, $0.7 million and $1.1 million in 2010, 2009 and 2008, respectively.

Stock Options

Stock options on the Company's common stock are awarded from time to time to executive officers and certain key employees of the Company. Stock options granted generally have a term of seven to ten years and an exercise price equal to the market value of the underlying common stock on the date of grant. The Company uses a binomial option-pricing model for valuation purposes to reflect the features of stock options granted. The fair value of stock options awarded during 2010, 2009 and 2008 was estimated at the date of grant based on the assumptions presented in the table below. Volatility, expected term and dividend yield assumptions were based on the Company's historical experience. The risk-free rate was based on a U.S. treasury note with a maturity similar to the option award's expected term.

	2010		2009		2008	
	Range	**Weighted Average**	**Range**	**Weighted Average**	**Range**	**Weighted Average**
Volatility	50.4%	50.4%	49.4% –50.1%	50.1%	37.3% – 41.9%	40.6%
Expected term (years)	7.0	7.0	7.0	7.0	4.5 – 5.0	4.9
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Risk-free rate	3.1%	3.1%	2.5% – 3.2%	2.5%	4.0%	4.0%

A summary of stock option activity during the years ended December 31, 2010, 2009 and 2008:

	2010		2009		2008	
	Shares	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
Outstanding at January 1	1,167,640	$ 17.71	1,032,773	$ 19.18	909,987	$ 21.27
Granted	215,722	22.87	340,609	12.83	424,021	13.42
Exercised	(132,485)	17.16	(74,524)	15.30	(47,950)	13.98
Forfeited/expired	(52,361)	25.53	(131,218)	18.20	(253,285)	17.84
Outstanding at December 31	**1,198,516**	**$ 18.42**	**1,167,640**	**$ 17.71**	**1,032,773**	**$ 19.18**
Exercisable at December 31	**678,649**	**$ 19.37**	**633,789**	**$ 21.30**	**601,572**	**$ 22.21**

The weighted average grant-date fair value per share for each option granted was $10.56, $5.98 and $5.31 during 2010, 2009 and 2008, respectively. The Company collected $2.3 million, $1.1 million and $0.9 million from stock option exercises that had a total intrinsic value of $1.2 million, $0.4 million and $0.2 million in 2010, 2009 and 2008, respectively. The aggregate intrinsic value of stock options outstanding was $8.6 million, $6.9 million and $3.1 million at December 31, 2010, 2009 and 2008, respectively. The aggregate intrinsic value of exercisable stock options was $4.5 million, $2.0 million and $0.8 million at December 31, 2010, 2009 and 2008, respectively. These intrinsic values were based on the Company's closing stock price of $26.51, $22.72 and $19.69 on December 31, 2010, 2009 and 2008, respectively.

In 2010, 2009 and 2008, the Company recorded expense of $1.7 million, $1.1 million and $1.3 million, respectively, related to stock option awards. Unrecognized pre-tax expense of $2.2 million related to stock options is expected to be recognized over the weighted average remaining service period of 1.8 years for awards outstanding at December 31, 2010. In 2010, the Company recorded a tax benefit from stock option exercises of less than $0.1 million, and in 2009 and 2008, the Company recorded tax expense from stock option exercises of less than $0.1 million each year in additional paid-in capital on the consolidated balance sheets and cash flows from financing activities on the consolidated statements of cash flows.

At December 31, 2010, 1,982,212 and 40,660 shares of common stock were available for equity-based compensation awards pursuant to the 2009 Employee Equity Incentive Plan and the 2006 Non-Employee Director Equity Incentive Plan, respectively.

8. TAXES ON INCOME (TAX BENEFITS)

Income from continuing operations before taxes on income (tax benefits) was as follows for the years ended December 31 (in thousands):

	2010	2009	2008
Domestic	$ 40,941	$ 23,569	$ 14,369
Foreign	36,788	19,195	19,503
Total	$ 77,729	$ 42,764	$ 33,872

Provisions (benefits) for taxes on income (tax benefit) from continuing operations consisted of the following components for the years ended December 31 (in thousands):

	2010	2009	2008
Current:			
Federal	$ 5,361	$ 2,745	$ 141
Foreign	8,051	8,280	6,053
State	1,435	1,132	1,357
Subtotal	14,847	12,157	7,551
Deferred:			
Federal	6,768	1,094	2,165
Foreign	832	(1,416)	(612)
State	593	726	(479)
Subtotal	8,193	404	1,074
Total tax provision	$ 23,040	$ 12,561	$ 8,625

Income tax (benefit) expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income (loss) before income taxes, equity in income (loss) of joint ventures and minority interests as a result of the following (in thousands):

	2010	2009	2008
Income taxes at U.S. federal statutory tax rate	$ 27,205	$ 14,967	$ 11,855
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal income tax benefit	1,369	1,208	581
Changes in taxes previously accrued	(155)	(621)	(577)
Foreign tax matters	(4,335)	(2,453)	(2,524)
Recognition of uncertain tax positions	(453)	(191)	(900)
Other matters	(591)	(349)	190
Total tax provision	$ 23,040	$ 12,561	$ 8,625
Effective tax rate	29.6%	29.4%	25.5%

Net deferred taxes consisted of the following at December 31 (in thousands):

	2010	2009
Deferred income tax assets:		
Foreign tax credit carryforwards	$ 526	$ 2,336
Net operating loss carryforwards	12,463	13,327
Accrued expenses	10,259	9,870
Other	4,064	5,592
Total gross deferred income tax assets	27,312	31,125
Less valuation allowance	(5,083)	(4,857)
Net deferred income tax assets	22,229	26,268
Deferred income tax liabilities:		
Property, plant and equipment	(14,256)	(10,047)
Intangible assets	(18,097)	(19,419)
Undistributed foreign earnings	(7,051)	(7,051)
Other	(7,364)	(5,917)
Total deferred income tax liabilities	(46,768)	(42,434)
Net deferred income tax assets (liabilities)	$ (24,539)	$ (16,166)

The Company's tax assets and liabilities, netted by taxing location, are in the following captions in the balance sheets (in thousands):

	2010	2009
Current deferred income tax assets, net	$ 4,787	$ 4,750
Current deferred income tax liabilities, net	(1,111)	(671)
Noncurrent deferred income tax assets, net	4,115	4,324
Noncurrent deferred income tax liabilities, net	(32,330)	(24,569)
Net deferred income tax assets (liabilities)	$ (24,539)	$ (16,166)

The Company's deferred tax assets at December 31, 2010 included $12.5 million in federal, state and foreign net operating loss ("NOL") carryforwards. These NOLs include $6.2 million, which if not used will expire between the years 2011 and 2029, and $6.3 million that have no expiration dates. The Company also has foreign tax credit carryforwards of $0.5 million, which have no expiration dates.

For financial reporting purposes, a valuation allowance of $5.1 million has been recognized to reduce the deferred tax assets related to certain federal, state and foreign net operating loss carryforwards and other assets, for which it is more likely than not that the related tax benefits will not be realized, due to uncertainties as to the timing and amounts of future taxable income. The valuation allowance at December 31, 2009, was $4.9 million relating to the same items described above.

The Company has recorded income tax expense at U.S. tax rates on all profits, except for undistributed profits of non-U.S. subsidiaries of approximately $188.0 million, which are considered indefinitely reinvested. Determination of the amount of unrecognized deferred tax liability related to the indefinitely reinvested profits is not feasible. A deferred tax asset is recognized only if we have definite plans to generate a U.S. tax benefit by repatriating earnings in the foreseeable future.

FASB ASC 740, *Income Taxes* ("FASB ASC 740"), prescribes a more-likely-than-not threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASC ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure of uncertain tax positions in financial statements.

Upon the adoption of FASB ASC 740, the Company increased its liability for unrecognized tax benefits by $2.8 million of which $0.3 million was recorded as a reduction of the beginning balance of retained earnings. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows (in thousands):

	2010	2009	2008
Balance at January 1,	$ 2,624	$ 1,010	$ 3,458
Additions for tax positions of prior years related to acquisitions	–	1,904	–
Additions for tax positions of prior years	77	148	–
Reductions for tax positions of prior years	–	–	(736)
Lapse in statute of limitations	(1,076)	(618)	(809)
Settlements	–	–	(650)
Foreign currency translation	47	180	(253)
Balance at December 31, total tax provision	$ 1,672	$ 2,624	$ 1,010

The total amount of unrecognized tax benefits, if recognized, that would affect the effective tax rate was $1.1 million at December 31, 2010.

The Company recognizes interest and penalties, if any, accrued related to unrecognized tax benefits in income tax expense. During the years ended December 31, 2010, 2009 and 2008, approximately $0.2 million, $0.2 million and $0.1 million was accrued for interest, respectively.

The Company believes that it is reasonably possible that the total amount of unrecognized tax benefits will change in 2011. The Company has certain tax return years subject to statutes of limitation that will expire within twelve months. Unless challenged by tax authorities, the expiration of those statutes of limitation is expected to result in the recognition of uncertain tax positions in the amount of approximately $0.2 million.

The Company is subject to taxation in the United States, various states and foreign jurisdictions. The Company's tax years for 2003 through 2010 are subject to examination by the tax authorities. During the fourth quarter of 2010, the Internal Revenue Service initiated a review of the Company's U.S. Federal income tax return for the calendar year 2008. In addition, four state examinations are currently ongoing. With few exceptions, the Company is no longer subject to U.S. federal, state, local or foreign examinations by tax authorities for years before 2006.

9. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases a number of its administrative and operations facilities under non-cancellable operating leases expiring at various dates through 2030. In addition, the Company leases certain construction, automotive and computer equipment on a multi-year, monthly or daily basis. Rental expense in 2010, 2009 and 2008 was $20.0 million, $18.9 million and $12.1 million, respectively.

At December 31, 2010, the future minimum lease payments required under the non-cancellable operating leases were as follows (in thousands):

Year	Minimum Lease Payments
2011	$ 13,258
2012	10,804
2013	7,206
2014	4,499
2015	2,855
Thereafter	1,655
Total	$ 40,277

Litigation

The Company is involved in certain litigation incidental to the conduct of its business and affairs. Management, after consultation with legal counsel, does not believe that the outcome of any such litigation will have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

Purchase Commitments

The Company had no material purchase commitments at December 31, 2010.

Guarantees

The Company has entered into several contractual joint ventures in order to develop joint bids on contracts for its installation business. In these cases, the Company could be required to complete the joint venture partner's portion of the contract if the partner were unable to complete its portion. The Company would be liable for any amounts for which the Company itself could not complete the work and for which a third-party contractor could not be located to complete the work for the amount awarded in the contract. While the Company would be liable for additional costs, these costs would be offset by any related revenues due under that portion of the contract. The Company has not experienced material adverse results from such arrangements. At December 31, 2010, the Company's maximum exposure to its joint venture partner's proportionate share of performance guarantees was $0.8 million. Based on these facts, while there can be no assurances, the Company currently does not anticipate any future material adverse impact on its consolidated financial position, results of operations or cash flows.

The Company also has many contracts that require the Company to indemnify the other party against loss from claims of patent or trademark infringement. The Company also indemnifies its surety against losses from third-party claims of subcontractors. The Company has not experienced material losses under these provisions and, while there can be no assurances, currently does not anticipate any future material adverse impact on its consolidated financial position, results of operations or cash flows.

The Company regularly reviews its exposure under all its engagements, including performance guarantees by contractual joint ventures and indemnification of its surety. As a result of the most recent review, the Company has determined that the risk of material loss is remote under these arrangements and has not recorded a liability for these risks at December 31, 2010 on its consolidated balance sheet.

Retirement Plans

Substantially all of the Company's U.S. employees are eligible to participate in the Company's sponsored defined contribution savings plan, which is a qualified plan under the requirements of Section 401(k) of the Internal Revenue Code. Total Company contributions to the domestic plan were $3.1 million, $2.5 million and $2.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

In addition, certain foreign subsidiaries maintain various other defined contribution retirement plans. Company contributions to such plans for the years ended December 31, 2010, 2009 and 2008 were $1.2 million, $1.3 million and $1.4 million, respectively.

In connection with its acquisition of Corrpro, the Company assumed an obligation associated with a contributory defined benefit pension plan sponsored by a subsidiary of Corrpro located in the United Kingdom. Employees of this Corrpro subsidiary no longer accrue benefits under the plan; however, Corrpro continues to be obligated to fund prior period benefits. Corrpro funds the plan in accordance with recommendations from an independent actuary. Both the pension expense and funding requirements for the years ended December 31, 2010 and 2009 were immaterial to the Company's consolidated financial position and results of operations. The benefit obligation and plan assets at December 31, 2010 approximated $7.4 million and $6.8 million, respectively. The Company used a discount rate of 5.8% for the evaluation of the pension. The Company has recorded a liability associated with the unfunded status of this plan of approximately $0.6 million, which is included in other long-term liabilities on the consolidated balance sheet. The benefit obligation and plan assets at December 31, 2009 approximated $7.6 million and $5.9 million, respectively. Plan assets consist of investments in equity and debt securities as well as cash, which are primarily Level 3 investments under the fair value hierarchy of U.S. GAAP.

10. DERIVATIVE FINANCIAL INSTRUMENTS

As a matter of policy, the Company uses derivatives for risk management purposes, and does not use derivatives for speculative purposes. From time to time, the Company may enter into foreign currency forward contracts to fix exchange rates for net investments in foreign operations or to hedge foreign currency cash flow transactions. For net investment hedges, if effective, no gain or loss would be recorded in the consolidated statements of operations. For cash flow hedges, gain or loss is recorded in the consolidated statement of operations upon settlement of the hedge. All of the Company's hedges that are designated as hedges for accounting purposes were effective; therefore, no gain or loss was recorded in the Company's consolidated statements of operations for the outstanding hedged balance. During 2010, the Company recorded less than $0.1 million gain on the consolidated statement of operations upon settlement of the cash flow hedges. At December 31, 2010, the Company recorded a net deferred loss of $0.1 million related to the cash flow hedges in other current assets and other comprehensive income on the consolidated balance sheet and on the foreign currency translation adjustment line of the consolidated statement of equity.

The Company engages in regular inter-company trade activities with, and receives royalty payments from, its 100% owned Canadian entities, paid in Canadian Dollars, rather than the Company's functional currency, U.S. Dollars. In order to reduce the uncertainty of the U.S. Dollar settlement amount of that anticipated future payment from the Canadian entities, the Company uses forward contracts to sell a portion of the anticipated Canadian Dollars to be received at the future date and buys U.S. Dollars.

In some instances, the Company's United Kingdom operations enters into contracts for activities with third party customers that will pay in a currency other than the entity's functional currency, British Pound Sterling. In order to reduce the uncertainty of that future conversion of the customer's foreign currency payment to British Pound Sterling, the Company uses forward contracts to sell, at the time the contract is entered into, a portion of the applicable currency to be received at the future date and buys British Pound Sterling. These contracts are not accounted for using hedge accounting.

In May 2009, the Company entered into an interest rate swap agreement, for a notional amount of $25.0 million, which expires in March 2012. The swap notional amount mirrors the amortization of $25.0 million of the Company's $50.0 million term loan. The swap requires the Company to make a monthly fixed rate payment of 1.63% calculated on the amortizing $25.0 million notional amount, and provides for the Company to receive a payment based upon a variable monthly LIBOR interest rate calculated on the amortizing $25.0 million notional amount. The receipt of the monthly LIBOR-based payment offsets a variable monthly LIBOR-based interest cost on a corresponding $25.0 million portion of the Company's term loan. This interest rate swap is used to hedge the interest rate risk associated with the volatility of monthly LIBOR rate movement, and is accounted for as a cash flow hedge. At December 31, 2010, a net deferred loss of $0.2 million related to this interest rate swap was recorded in other current liabilities and other comprehensive income on the consolidated balance sheet. The Company determines the fair value of the interest rate agreements using Level 2 inputs, discounted to adjust for potential credit risk to other market participants. This hedge was effective, and therefore, no gain or loss was recorded in the consolidated statements of operations.

FASB ASC 820, *Fair Value Measurements* ("FASB ASC 820"), defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements for interim and annual reporting periods. The guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1 – defined as quoted prices in active markets for identical instruments; Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3 – defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. In accordance with FASB ASC 820, the Company determined that the instruments summarized below are derived from significant observable inputs, referred to as Level 2 inputs.

The following table represents assets and liabilities measured at fair value on a recurring basis and the basis for that measurement (in thousands):

	Total Fair Value at December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities				
Forward Currency Contracts	$ 142	–	$ 142	–
Interest Rate Swap	202	–	202	–
Total	$ 344	–	$ 344	–

	Total Fair Value at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities				
Interest Rate Swap	$ 97	–	$ 97	–
Total	$ 97	–	$ 97	–

The following table summarizes the Company's derivative positions at December 31, 2010:

	Position	Notional Amount	Weighted Average Remaining Maturity In Years	Average Exchange Rate
Canadian Dollar/USD	Sell	$ 4,975,000	0.5	1.03
British Pound/USD	Sell	£ 300,000	0.5	1.55
British Pound/Euro	Sell	£ 450,000	0.3	1.16
Interest Rate Swap		$ 16,250,000		

The Company had no significant transfers between Level 1, 2 or 3 inputs during 2010. Additionally, for purposes of financial reporting, the Company determined that the carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximated fair value as of December 31, 2010 due to the short maturities of these instruments.

The following table provides a summary of the fair value amounts of our derivative instruments, all of which are Level 2 inputs (in thousands):

Designation of Derivatives	Balance Sheet Location	December 31, 2010	December 31, 2009
Derivatives Designated as Hedging Instruments			
Forward Currency Contracts	Other current assets	$ –	$ –
	Total Assets	–	–
Forward Currency Contracts	Other current liabilities	$ 126	–
Interest Rate Swaps	Other long-term liabilities	202	97
	Total Liabilities	$ 328	97
Derivatives Not Designated as Hedging Instruments			
Forward Currency Contracts	Other current liabilities	$ 16	$ –
	Total Derivative Assets	–	–
	Total Derivative Liabilities	344	97
	Total Net Derivative Liability	$ 344	$ 97

11. DISCONTINUED OPERATIONS

The Company has classified the results of operations of its tunneling business as discontinued operations for all periods presented. Substantially all existing tunneling business activity had been completed in early 2008. The Company does not anticipate any substantial activity in 2011 relating to its tunneling business.

Operating results for discontinued operations are summarized as follows for the years ended December 31 (in thousands):

	2010	2009	2008
Revenues	$ 140	$ (4,604)	$ 6,516
Gross profit (loss)	95	(3,798)	(1,614)
Operating expenses	266	2,234	1,816
Closure charges (reversals) of tunneling business	–	–	(777)
Operating loss	(171)	(6,032)	(3,430)
Loss before tax benefits	(166)	(5,813)	(3,895)
Tax benefits	66	1,743	1,459
Net loss	(100)	(4,070)	(2,436)

Balance sheet data for discontinued operations was as follows at December 31 (in thousands):

	2010	2009
Receivables, net	$ 21	$ 21
Retainage	647	647
Costs and estimated earnings in excess of billings	521	521
Prepaid expenses and other current assets	4	–
Property, plant and equipment, less accumulated depreciation	1,283	1,283
Deferred income tax assets	1,324	2,021
Total assets	$ 3,800	$ 4,493
Accounts payable and accrued expenses and billings in excess of costs and estimated earnings	$ 43	$ 339
Other long-term liabilities	150	–
Total liabilities	$ 193	$ 339

12. SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in three distinct markets: sewer rehabilitation, water rehabilitation and energy and mining services. Management organizes the enterprise around differences in products and services, as well as by geographic areas. Within the sewer rehabilitation market, the Company operates in three distinct geographies: North America, Europe and internationally outside of North America and Europe. As such, the Company is organized into five reportable segments: North American Sewer Rehabilitation, European Sewer Rehabilitation, Asia-Pacific Sewer Rehabilitation, Water Rehabilitation and Energy and Mining. Each segment is regularly reviewed and evaluated separately.

The following disaggregated financial results have been prepared using a management approach that is consistent with the basis and manner with which management internally disaggregates financial information for the purpose of making internal operating decisions. The Company evaluates performance based on stand-alone operating income (loss).

There were no customers that accounted for more than 10% of the Company's revenues during any year in the three-year period ended December 31, 2010.

Financial information by segment was as follows at December 31 (in thousands):

	2010	2009	2008
Revenues:			
North American Sewer Rehabilitation	$ 400,638	$ 354,418	$ 340,296
European Sewer Rehabilitation	74,050	85,993	112,225
Asia-Pacific Sewer Rehabilitation	43,493	33,256	10,129
Water Rehabilitation	14,548	11,521	13,447
Energy and Mining	382,246	241,678	60,567
Total revenues	$ 914,975	$ 726,866	$ 536,664
Operating income (loss):			
North American Sewer Rehabilitation	$ 42,029	$ 38,357	$ 15,341
European Sewer Rehabilitation	5,116	(1,005)	7,664
Asia-Pacific Sewer Rehabilitation	105	3,419	1,639
Water Rehabilitation	(1,336)	(2,578)	(1,658)
Energy and Mining	41,121	10,924	10,896
Total operating income	$ 87,035	$ 49,117	$ 33,882
Total assets:			
North American Sewer Rehabilitation	$ 304,504	$ 296,138	$ 311,420
European Sewer Rehabilitation	57,023	70,136	75,702
Asia-Pacific Sewer Rehabilitation	60,917	51,287	10,849
Water Rehabilitation	4,793	5,628	5,882
Energy and Mining	386,632	332,361	26,653
Corporate	104,118	96,251	99,253
Discontinued operations	3,800	4,493	19,547
Total assets	$ 921,787	$ 856,294	$ 549,306
Capital expenditures:			
North American Sewer Rehabilitation	$ 11,565	$ 7,794	$ 7,744
European Sewer Rehabilitation	1,768	1,858	1,921
Asia-Pacific Sewer Rehabilitation	5,094	5,567	451
Water Rehabilitation	1,691	1,194	1,012
Energy and Mining	14,603	3,890	1,451
Corporate	2,137	1,534	2,443
Total capital expenditures	$ 36,858	$ 21,837	$ 15,022
Depreciation and amortization:			
North American Sewer Rehabilitation	$ 9,384	$ 9,761	$ 11,695
European Sewer Rehabilitation	2,047	2,347	2,350
Asia-Pacific Sewer Rehabilitation	2,060	1,313	–
Water Rehabilitation	412	345	21
Energy and Mining	14,504	12,129	735
Corporate	2,325	2,545	2,506
Total depreciation and amortization	$ 30,732	$ 28,440	$ 17,307

Financial information by geographic area was as follows at December 31 (in thousands):

	2010	2009	2008
Revenues:			
United States	$ 604,372	$ 480,684	$ 326,381
Canada	139,632	95,761	49,769
Europe	87,616	95,910	127,192
Other foreign	83,355	54,511	33,322
Total revenues	$ 914,975	$ 726,866	$ 536,664
Operating income (loss):			
United States	$ 40,172	$ 25,004	$ 263
Canada	30,958	17,790	10,030
Europe	9,041	(11)	18,674
Other foreign	6,864	6,334	4,915
Total operating income	$ 87,035	$ 49,117	$ 33,882
Long-lived assets: [1]			
United States	$ 147,572	$ 131,447	$ 60,881
Canada	18,567	24,934	1,379
Europe	13,479	20,297	19,394
Other foreign	13,550	8,165	1,452
Total long-lived assets	$ 193,168	$ 184,843	$ 83,106

[1] Long lived assets as of December 31, 2010, 2009 and 2008 do not include intangible assets, goodwill or deferred tax assets.

13. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited quarterly financial data was as follows for the years ended December 31, 2010 and 2009 (in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2010:				
Revenues	$ 199,182	$ 230,192	$ 239,585	$ 246,016
Gross profit	48,680	59,199	61,419	60,282
Operating income	12,506	22,747	26,955	24,827
Income from continuing operations	8,510	15,805	18,826	17,421
Loss from discontinued operations	(49)	(28)	(16)	(7)
Net income	8,461	15,777	18,810	17,414
Basic earnings per share:				
Income from continuing operations	$ 0.22	$ 0.40	$ 0.48	$ 0.44
Loss from discontinued operations	(0.00)	(0.00)	(0.00)	(0.00)
Net income	$ 0.22	$ 0.40	$ 0.48	$ 0.44
Diluted earnings per share				
Income from continuing operations	$ 0.22	$ 0.40	$ 0.48	$ 0.44
Loss from discontinued operations	(0.00)	(0.00)	(0.00)	(0.00)
Net income	$ 0.22	$ 0.40	$ 0.48	$ 0.44
Year ended December 31, 2009:				
Revenues	$ 128,012	$ 183,196	$ 201,852	$ 213,806
Gross profit	30,673	47,916	53,122	58,880
Operating income	79	13,470	17,704	17,864
Income (loss) from continuing operations	(1,107)	7,738	11,793	11,816
Loss from discontinued operations	(98)	(1,192)	(2,646)	(134)
Net income (loss)	(1,205)	6,546	9,147	11,682
Basic earnings (loss) per share:				
Income (loss) from continuing operations	$ (0.04)	$ 0.20	$ 0.31	$ 0.31
Loss from discontinued operations	(0.00)	(0.03)	(0.07)	(0.01)
Net income (loss)	$ (0.04)	$ 0.17	$ 0.24	$ 0.30
Diluted earnings (loss) per share				
Income (loss) from continuing operations	$ (0.04)	$ 0.20	$ 0.30	$ 0.31
Loss from discontinued operations	(0.00)	(0.03)	(0.07)	(0.01)
Net income (loss)	$ (0.04)	$ 0.17	$ 0.23	$ 0.30

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Our management, under the supervision and with the participation of our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal financial officer), has conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2010. Based upon and as of the date of this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls were effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act (a) is recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission's rules and forms and (b) is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we have included a report that provides management's assessment of our internal control over financial reporting as part of this Annual Report on Form 10-K for the year ended December 31, 2010. Management's report is included in Item 8 of this report under the caption entitled "Management's Report on Internal Control Over Financial Reporting," and is incorporated herein by reference. Our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting. This attestation report is included in Item 8 of this report under the caption entitled "Report of Independent Registered Public Accounting Firm" and is incorporated herein by reference.

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2010 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information concerning this item is included in "Item 4A. Executive Officers of the Registrant" of this report and under the captions "Certain Information Concerning Director Nominees," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance—Corporate Governance Documents," "Corporate Governance—Board Meetings and Committees—Audit Committee" and "Corporate Governance—Board Meetings and Committees—Audit Committee Financial Expert" in our Proxy Statement for our 2011 Annual Meeting of Shareholders ("2011 Proxy Statement") and is incorporated herein by reference.

Item 11. Executive Compensation.

Information concerning this item is included under the captions "Executive Compensation," "Compensation in Last Fiscal Year," "Director Compensation," "Corporate Governance—Board Meetings and Committees—Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in the 2011 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information concerning this item is included in Item 5 of this report under the caption "Equity Compensation Plan Information" and under the caption "Information Concerning Certain Stockholders" in the 2011 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information concerning this item is included under the caption "Corporate Governance—Independent Directors" in the 2011 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

Information concerning this item is included under the caption "Independent Auditors' Fees" in the 2011 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

1. Financial Statements:

The consolidated financial statements filed in this Annual Report on Form 10-K are listed in the Index to Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data," which information is incorporated herein by reference.

2. Financial Statement Schedules:

No financial statement schedules are included herein because of the absence of conditions under which they are required or because the required information is contained in the consolidated financial statements or notes thereto contained in this report.

3. Exhibits:

The exhibits required to be filed as part of this Annual Report on Form 10-K are listed in the Index to Exhibits attached hereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2011

INSITUFORM TECHNOLOGIES, INC.

By: /s/ J. Joseph Burgess
J. Joseph Burgess
President and Chief Executive Officer

POWER OF ATTORNEY

The registrant and each person whose signature appears below hereby appoint J. Joseph Burgess and David F. Morris as attorneys-in-fact with full power of substitution, severally, to execute in the name and on behalf of the registrant and each such person, individually and in each capacity stated below, one or more amendments to the annual report which amendments may make such changes in the report as the attorney-in-fact acting deems appropriate and to file any such amendment to the report with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ J. Joseph Burgess J. Joseph Burgess	Principal Executive Officer and Director	February 28, 2011
/s/ David A. Martin David A. Martin	Principal Financial Officer and Principal Accounting Officer	February 28, 2011
/s/ Stephen P. Cortinovis Stephen P. Cortinovis	Director	February 28, 2011
/s/ Stephanie A. Cuskley Stephanie A. Cuskley	Director	February 28, 2011
/s/ John P. Dubinsky John P. Dubinksy	Director	February 28, 2011
/s/ Charles R. Gordon Charles R. Gordon	Director	February 28, 2011
/s/ Juanita H. Hinshaw Juanita H. Hinshaw	Director	February 28, 2011
/s/ M. Richard Smith M. Richard Smith	Director	February 28, 2011
/s/ Alfred L. Woods Alfred L. Woods	Director	February 28, 2011

Index to Exhibits (1)

3.1	Restated Certificate of Incorporation of the Company, as amended through May 7, 2010 (incorporated by reference to Exhibit 3.1 to the quarterly report on Form 10-Q for the quarter ended June 30, 2010), and Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the annual report on Form 10-K for the year ended December 31, 2001).
3.2	Amended and Restated By-Laws of the Company, as amended through July 21, 2010 (incorporated by reference to Exhibit 3.1 to the current report on Form 8-K filed July 27, 2010).
4	Rights Agreement dated as of February 26, 2002 between Insituform Technologies, Inc. and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 1 to the Registration Statement on Form 8-A filed March 8, 2002).
10.1	Note Purchase Agreement dated as of April 24, 2003 among the Company and each of the lenders listed therein (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q for the quarter ended March 31, 2003), as further amended by First Amendment dated as of March 12, 2004 (incorporated by reference to Exhibit 10.3 to the annual report on Form 10-K for the year ended December 31, 2003), as further amended by Second Amendment and Waiver dated as of March 16, 2005 (incorporated by reference to Exhibit 10.3 to the annual report on Form 10-K for the year ended December 31, 2004), as further amended by Third Amendment dated as of March 28, 2007 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed April 3, 2007).
10.2	1992 Employee Stock Option Plan of the Company, as amended February 17, 2000 (incorporated by reference to Exhibit 10.11 to the annual report on Form 10-K for the year ended December 31, 1999). (2)
10.3	1992 Director Stock Option Plan of the Company, as amended February 17, 2000 (incorporated by reference to Exhibit 10.12 to the annual report on Form 10-K for the year ended December 31, 1999). (2)
10.4	Amended and Restated 2001 Employee Equity Incentive Plan of the Company (incorporated by reference to Appendix C to the definitive proxy statement on Schedule 14A filed on April 16, 2003 in connection with the 2003 annual meeting of stockholders). (2)
10.5	Amended and Restated 2001 Non-Employee Director Equity Incentive Plan of the Company (incorporated by reference to Appendix B to the definitive proxy statement on Schedule 14A filed on April 16, 2003 in connection with the 2003 annual meeting of stockholders). (2)
10.6	2006 Employee Equity Incentive Plan of the Company (incorporated by reference to Appendix C to the definitive proxy statement on Schedule 14A filed on March 10, 2006 in connection with the 2006 annual meeting of stockholders), as amended on April 14, 2006 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed on April 14, 2006). (2)
10.7	2009 Employee Equity Incentive Plan of the Company (incorporated by reference to Appendix A to the definitive proxy statement on Schedule 14A filed on March 25, 2009, as revised on April 7, 2009, in connection with the 2009 annual meeting of stockholders). (2)
10.8	2006 Non-Employee Director Equity Incentive Plan of the Company (incorporated by reference to Appendix B to the definitive proxy statement on Schedule 14A filed on March 10, 2006 in connection with the 2006 annual meeting of stockholders). (2)
10.9	2006 Executive Performance Plan of the Company (incorporated by reference to Appendix D to the definitive proxy statement on Schedule 14A filed on March 10, 2006 in connection with the 2006 annual meeting of stockholders). (2)
10.10	Employee Stock Purchase Plan of the Company (incorporated by reference to Appendix A to the definitive proxy statement on Schedule 14A filed on March 15, 2007 in connection with the 2007 annual meeting of stockholders). (2)
10.11	Senior Management Voluntary Deferred Compensation Plan of the Company, as amended and restated (incorporated by reference to Exhibit 10.13 to the annual report on Form 10-K for the year ended December 31, 2008). (2)
10.12	Form of Directors' Indemnification Agreement (incorporated by reference to Exhibit 10.3 to the quarterly report on Form 10-Q for the quarter ended June 30, 2002). (2)
10.13	Management Annual Incentive Plan effective January 1, 2011, filed herewith. (2)
10.14	Employment Letter between the Company and J. Joseph Burgess dated April 14, 2008 (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K filed on April 10, 2008). (2)

10.15	Credit Agreement among the Company and certain of its domestic subsidiaries and Bank of America, N.A. and certain other lenders party thereto dated March 31, 2009 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed April 3, 2009 and incorporated by reference to Exhibit 10.2 to the quarterly report on Form 10-Q for the quarter ended June 30, 2010).
10.16	First Amendment to Credit Agreement among the Company and certain of its domestic subsidiaries and Bank of America, N.A. and certain other lenders party thereto dated October 15, 2009 (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q for the quarter ended September 30, 2009).
21	Subsidiaries of the Company, filed herewith.
23	Consent of PricewaterhouseCoopers LLP, filed herewith.
24	Power of Attorney (set forth on signature page).
31.1	Certification of J. Joseph Burgess pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Certification of David A. Martin pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Certification of J. Joseph Burgess pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.2	Certification of David A. Martin pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

(1) The Company's current, quarterly and annual reports are filed with the Securities and Exchange Commission under file no. 0-10786.

(2) Management contract or compensatory plan or arrangement.

* * *

Documents listed in this Index to Exhibits will be made available upon written request.

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2009 Financial Reconciliation (Non-GAAP) (In thousands, except earnings per share [EPS] data)		
	Amount	**EPS**
Income from continuing operations (as reported)	$ 30,241	$ 0.81
Restructuring charges	3,796	0.10
Acquisition-related expenses	4,889	0.13
Income from continuing operations excluding restructuring charges and acquisition-related expenses	$ 38,926	$ 1.04

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BOARD OF DIRECTORS



Alfred L. Woods
Chairman of the Board
Ex Officio Member All Standing Board Committees
President, Woods Group, LLC



J. Joseph Burgess
Strategic Planning Committee
President & CEO, Insituform Technologies, Inc.



Stephen P. Cortinovis
Corporate Governance & Nominating Committee (Chair), Strategic Planning Committee
Co-owner, Lasco Foods, Inc.



Stephanie A. Cuskley
Audit Committee (Chair), Compensation Committee
CEO, NPower



John P. Dubinsky
Strategic Planning Committee (Chair), Compensation Committee
President & CEO, Westmoreland Associates, LLC



Charles R. Gordon
Corporate Governance & Nominating Committee, Audit Committee
President & COO, Heckmann Corporation



Juanita H. Hinshaw
Compensation Committee (Chair), Audit Committee
President & CEO, H & H Advisors



M. Richard Smith
Corporate Governance & Nominating Committee, Strategic Planning Committee
Consultant, Sithe Global Power, LLC

CORPORATE INFORMATION

EXECUTIVE OFFICERS OF INSITUFORM TECHNOLOGIES, INC.

J. Joseph Burgess
President and Chief Executive Officer

David F. Morris
Senior Vice President, General Counsel, Chief Administrative Officer and Secretary

David A. Martin
Senior Vice President and Chief Financial Officer

Brian J. Clarke
Senior Vice President – Business Integration

Holly S. Sharp
Vice President – Human Resources and Environmental, Health and Safety

Kenneth L. Young
Vice President and Treasurer

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis, Missouri 63101

TRANSFER AGENT & REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038

PRICE RANGE OF SECURITIES

The Company's common shares, $.01 par value, are traded on The Nasdaq Global Select Market under the symbol "INSU." The following table sets forth the range of quarterly high and low sales prices for the years ended December 31, 2010 and 2009, as reported on The Nasdaq Global Select Market. Quotations represent prices between dealers and do not include retail mark-ups, mark-downs or commissions.

Period	High	Low
2010:		
First Quarter	$ 28.37	$ 19.94
Second Quarter	28.38	19.10
Third Quarter	25.51	18.52
Fourth Quarter	28.52	21.06
2009:		
First Quarter	$ 21.28	$ 11.42
Second Quarter	17.35	13.03
Third Quarter	20.50	15.10
Fourth Quarter	24.22	16.81

FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission, is available, free of charge, on our website, www.insituform.com. It also is available without charge upon request by writing to the Company's investor relations department at 17988 Edison Avenue, St. Louis, Missouri 63005.



Insituform®

Global Pipeline Protection™

www.insituform.com
Insituform Technologies, Inc.
17988 Edison Avenue
St. Louis, MO 63005
(636) 530-8000